FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2010
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: December 6, 2010	By:	/s/ Brent C. Heagy
Brent C. Heagy
Title: Senior Vice President Finance and Chief Financial Officer

NOTICE OF SPECIAL MEETING

to be held on December 1, 2010

and

NOTICE OF PETITION TO
THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD., 1564911 ALBERTA ULC
AND THE UNITHOLDERS OF PROVIDENT ENERGY TRUST

October 29, 2010

If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor.  If you require more information with respect to voting your trust units of Provident Energy Trust, please contact Georgeson, the proxy solicitation agent, toll free at 1-866-656-4123.

- i -

APPENDIX "A"	CONVERSION RESOLUTION
APPENDIX "B"	INTERIM ORDER
APPENDIX "C"	ARRANGEMENT AGREEMENT
APPENDIX "D"	SHAREHOLDER RIGHTS PLAN AGREEMENT

- ii -

Dear Unitholders,

You are invited to attend a special meeting of holders of trust units ("Unitholders") of Provident Energy Trust (the "Trust"), to be held in the Livingston Club Conference Centre, 222 - 3rd Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on December 1, 2010, pursuant to an Interim Order of the Court of Queen's Bench of Alberta.  The purpose of the special meeting is to consider and vote upon the proposed conversion of the Trust from a trust structure to a corporate structure pursuant to a plan of arrangement (the "Conversion") and to approve a shareholder rights plan following the Conversion to replace the current unitholder rights plan of the Trust.

The Conversion involves a proposed internal reorganization of the Trust, Provident Energy Ltd. ("PEL") and 1564911 Alberta ULC ("Newco"), a wholly-owned subsidiary of PEL, through which the Trust's current trust structure will be replaced with a corporate structure.  The Conversion is being recommended in light of the fact that the transition period for the application of the changes in the tax treatment of income trusts (originally announced by the Canadian Federal government on October 31, 2006) ends on December 31, 2010.  If the Conversion is approved, the Trust will be replaced by a publicly-traded, dividend-paying corporation to be known as "Provident Energy Ltd.", the corporation resulting from the amalgamation of PEL and Newco pursuant to the Conversion ("Provident Energy"), and Unitholders will receive one common share of Provident Energy for each one Trust Unit held upon completion of the Conversion.

The Conversion will not involve the acquisition of any additional interests in any operating assets or the disposition of any of the Trust's existing interests in operating assets.  Provident Energy will own, directly or indirectly, the same assets that the Trust owned immediately prior to the effective time of the Conversion and Provident Energy will assume all of the obligations of the Trust.  The Conversion is designed to provide consistent and equitable treatment of all securityholders and to maintain the business and goodwill of the Trust.

If the Conversion is approved, we also intend to seek approval of a new shareholder rights plan for Provident Energy to replace the current unitholder rights plan of the Trust which will become effective at the same time the Conversion is implemented.  The proposed shareholder rights plan contains rights, terms and conditions that are substantially the same as the Trust's existing unitholder rights plan and we believe that it will be in the best interests of Provident Energy and its shareholders to continue to have a rights plan in place following the Conversion.  If the Conversion is not approved at the special meeting, Unitholders will be asked to approve the current unitholder rights plan of the Trust which was adopted by the Trust in July 2010 and which is substantially similar to the proposed shareholder rights plan.

The board of directors of PEL, as administrator of the Trust, has unanimously determined that the Conversion is fair to Unitholders, is in the best interest of the Trust and Unitholders and recommends that Unitholders vote in favour of the Conversion.

Please review the enclosed materials carefully.  The materials contain important information about the meeting, voting and the proposed Conversion.  If you have any questions, please contact Georgeson, our proxy solicitation agent, toll free at 1-866-656-4123.  You may vote on the matters of special business by telephone, mail or internet in accordance with the instructions on the form of proxy or voting direction provided for the special meeting.

On behalf of the board of directors of PEL, I would like to express our gratitude for the support our Unitholders and employees have demonstrated in respect of our decision to present the proposed Conversion.  We believe the Conversion will allow us to continue to expand and enhance our business for the benefit of our Unitholders, our employees and the communities that we serve.  We appreciate your support and look forward to seeing you at the special meeting.

Yours very truly,

BY ORDER OF THE BOARD OF DIRECTORS OF PROVIDENT ENERGY LTD., in its capacity as administrator of Provident Energy Trust

(Signed) Douglas Haughey

Douglas Haughey
President and Chief Executive Officer

PROVIDENT ENERGY TRUST

NOTICE OF SPECIAL MEETING
to be on held December 1, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated October 27, 2010, a special meeting (the "Meeting") of holders ("Unitholders") of trust units ("Trust Units") of Provident Energy Trust (the "Trust") will be held in the Livingston Club Conference Centre, 222 - 3rd Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on December 1, 2010 for the following purposes, which are described in more detail in the management information circular and proxy statement of the Trust dated October 29, 2010 (the "Information Circular") accompanying this Notice of Special Meeting:

1.
to consider, pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Conversion Resolution"), the full text of which is set forth in Appendix "A" to the Information Circular, to approve the conversion of the Trust from its current trust structure to a corporate structure by way of a plan of arrangement under section 193 of the Business Corporations Act (Alberta) and certain related transactions;

2.
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set out in the Information Circular, approving the adoption of the new shareholder/unitholder rights plan, a copy of which is set forth in Appendix "D" to the Information Circular; and

3.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.  A copy of the Plan of Arrangement in respect of the Conversion is attached as Schedule "A" to the Arrangement Agreement, which is attached as Appendix "C" to the Information Circular.

The board of directors of Provident Energy Ltd. have fixed October 19, 2010 as the record date (the "Record Date") for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy or voting direction, as applicable, and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournments thereof.  If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.  If you require any assistance in completing your proxy, please call Georgeson toll free at 1-866-656-4123.

A proxyholder has discretion under the accompanying form of proxy or voting direction to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Please refer to "How to Vote" and "Questions and Answers on Voting at the Special Meeting" in the Information Circular for more information on how to vote at the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 29th day of October, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF PROVIDENT ENERGY LTD., in its capacity as administrator of Provident Energy Trust

(Signed) Douglas Haughey

Douglas Haughey
President and Chief Executive Officer

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE
BUSINESS CORPORATIONS ACT, R.S.A.  2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD., 1564911 ALBERTA ULC AND
THE UNITHOLDERS OF PROVIDENT ENERGY TRUST

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") by Provident Energy Ltd. ("PEL"), on its own behalf and in its capacity as administrator of Provident Energy Trust (the "Trust") (collectively, the "Petitioners") with respect to a proposed arrangement (the "Arrangement") under section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving the Trust, PEL, 1564911 Alberta ULC ("Newco") and the holders of trust units (the "Unitholders") of the Trust pursuant to which the Trust will be replaced by a publicly-traded, dividend-paying corporation to be known as "Provident Energy Ltd.", the corporation resulting from the amalgamation of PEL and Newco pursuant to the Arrangement ("Provident Energy").  The Arrangement is described in greater detail in the Information Circular and Proxy Statement of the Trust dated October 29, 2010, accompanying this Notice of Petition.

At the hearing of the Petition, the Petitioners intend to seek:

(a)
a declaration that the terms and conditions of the Arrangement and the procedures relating thereto are fair to the Unitholders and other affected persons both from a substantive and procedural point of view;

(b)
an order approving the Arrangement under section 193 of the ABCA and under the terms and conditions of the arrangement agreement dated as of October 29, 2010 between the Trust and PEL (the "Arrangement Agreement");

(c)
a declaration that the Arrangement will, upon the filing of Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date (as defined in the Arrangement Agreement); and

(d)	such other and further orders, declarations or directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the common shares of Provident Energy issuable to Unitholders pursuant to the Arrangement

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before a Justice of the Court, Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta, Canada, on the 2nd day of December, 2010 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel for the Petitioners may be heard.  Any Unitholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Unitholder or other interested party files with the Court and serves upon the Petitioners on or before 5:00 p.m. (Calgary time) on November 26, 2010, a notice of intention to appear setting out such Unitholder's or interested party's address for service in the Province of Alberta and indicating whether such Unitholder or interested party intends to support or oppose the Petition or make submissions, together with a summary of the position that such Unitholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court.  Service on the Petitioners is to be effected by delivery to their solicitors at the address set forth below.  If any Unitholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Trust or PEL and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of Unitholders for the purpose of such Unitholders voting upon a special resolution to approve the Arrangement and certain related matters.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder or other interested party requesting the same by the under-mentioned solicitors for the Petitioners upon written request delivered to such solicitors as follows:

Solicitors for the Petitioners:

Macleod Dixon llp
3700, 400 - 3rd Avenue SW
Calgary, Alberta T2P 4H2
Facsimile Number: (403) 264-5973
Attention: Roger F. Smith

DATED at the City of Calgary, in the Province of Alberta, this 29th day of October, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF PROVIDENT ENERGY LTD., in its capacity as administrator of Provident Energy Trust

(Signed) Douglas Haughey

Douglas Haughey
President and Chief Executive Officer

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by the management of PEL, on its own behalf and on behalf of the Trust, for use at the Meeting and any adjournment thereof.  No person has been authorized to give any information or make any representation in connection with the Conversion, any aspect thereof or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Conversion in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, a copy of which is attached as Appendix "C" to this Information Circular, and the Plan of Arrangement, a copy of which is attached as Schedule "A" to the Arrangement Agreement.  Similarly, all references to the Shareholder Rights Plan are qualified in their entirety by reference to the complete text of the Shareholder Rights Plan, attached as Appendix "D" to this Information Circular.  You are urged to carefully read the full text of the Arrangement Agreement, the Plan of Arrangement and Shareholder Rights Plan.  See "How to Vote" and "Questions and Answers on Voting at the Special Meeting" for more information on how to vote at the Meeting.

Unitholders are encouraged to obtain independent legal, tax, financial and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Conversion and the holding and disposing of Trust Units and PEL Common Shares.

In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of PEL without special compensation. The cost of such solicitation will be borne by the Trust.  Georgeson is acting as the Trust's proxy solicitation agent. Georgeson will be paid a fee of approximately $30,000 plus out-of-pocket expenses and per-call fees of $6.00 per call to retail Unitholders.  The total cost of soliciting proxies and mailing the materials in connection with the Meeting will be borne by the Trust.  In addition, the Trust may retain other proxy solicitation agents or dealer-managers as required, for usual compensation.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary" or elsewhere in this Information Circular.  Information contained in this Information Circular is given as of October 29, 2010 unless otherwise specifically stated.

Forward-Looking Information

Certain information contained in this Information Circular, including the documents incorporated by reference herein, include statements that contain words such as "could", "should", "can", "anticipate", "estimate", "propose", "plan", "expect", "believe", "will", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements"). In particular, forward-looking information and statements include, but are not limited to: statements regarding the Conversion and Provident Energy's business plan; the anticipated benefits of the Conversion; the timing of the Final Order; the effective date of the Conversion; the making of applications and the satisfaction of conditions for listing on the TSX and the NYSE and the timing thereof; the composition of the Provident Energy board and management team of Provident Energy upon completion of the Conversion; the treatment of Unitholders under tax laws; and the planned dividend policy of Provident Energy.

The forward-looking information and statements contained in this Information Circular and in the documents incorporated by reference herein are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. By their nature, forward-looking information and statements involve inherent risks and uncertainties and risk that forward-looking information and statements will not be achieved. Undue reliance should not be place on forward-looking information and statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in the forward-looking information and statements, including those set out below and those detailed elsewhere in this Information Circular and in the documents incorporated by reference herein. Such factors include but are not limited to: failure of the parties to the Arrangement Agreement to satisfy the conditions set out therein; inability to meet the TSX and NYSE requirements respecting listing of the PEL Common Shares; inability to obtain required approvals, including Court approval of the Conversion and Unitholder approval of the Conversion Resolution; failure to realize anticipated benefits of the Conversion; and the other factors discussed in the AIF and management's discussion and analysis of the Trust for the year ended December 31, 2009 incorporated by reference herein and the risk factors set forth under "Risk Factors" in this Information Circular.

Readers are cautioned that the foregoing list is not exhaustive. The information contained in this Information Circular, including certain documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of the Trust and Provident Energy.  You are encouraged to carefully consider those factors. The forward-looking information and statements contained in this Information Circular are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Information for Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name ("Beneficial Securityholders") should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for the Trust as registered holders can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Securityholder. Without specific instructions, the broker/nominees are prohibited from voting securities for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.  The majority of Trust Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Securityholders in advance of Unitholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Securityholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Securityholder by its broker is identical to the form of proxy provided to registered holders; however, its purpose is limited to instructing the registered holder how to vote on behalf of the Beneficial Securityholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc, ("Broadridge").  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Securityholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.

Alternatively the Beneficial Securityholder can call a toll-free telephone number or access the internet to vote the Trust Units held by the Beneficial Securityholder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.

А Beneficial Securityholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote securities directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of your broker or other intermediary, you may attend the Meeting as a proxyholder for the registered holder and vote your Trust Units in that capacity. If you wish to attend the Meeting and vote your own Trust Units, you must do so as proxyholder for the registered holder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Information for Unitholders in the United States

The PEL Common Shares issuable to Unitholders in exchange for their Trust Units pursuant to the Conversion have not been and will not be registered under the U.S. Securities Act, and such securities will be issued to Unitholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act.  The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act.  Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and, unless otherwise indicated, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  The audited and unaudited financial statements and other financial information included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing standards, which differ from U.S. GAAP and United States auditing standards in certain material respects, and thus may not be comparable to financial statements of United States companies. Financial statements included in or incorporated by reference herein (other than financial statements of the Trust) have also been prepared in accordance with Canadian auditor independence standards, which differ from United States auditor independence standards.

Because the Trust Units are listed on the NYSE, the Trust is required to file reports with the SEC and the Trust's financial statements are required to be prepared in accordance with both Canadian and United States auditor independence standards.  In addition, the Trust is required to annually file with the SEC annual reports on Form 40-F, and such filings are required to include reconciliations of the Trust's annual audited consolidated financial statements to U.S. GAAP.  The Trust has filed with the SEC an annual report on Form 40-F for the fiscal year ended December 31, 2009 that includes a reconciliation to U.S. GAAP of the Trust's audited consolidated financial statements for the years ended December 31, 2009 and 2008.  Such reconciliations have been prepared in accordance with U.S. GAAP and United States auditing standards.  The Trust's filings with the SEC may be viewed for free at the SEC's website at www.sec.gov.

Additionally, oil and gas reserves information incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Following the Conversion, PEL will be deemed to be a "successor issuer" to the Trust under the U.S. Exchange Act, and consequently the PEL Common Shares will be deemed to be registered pursuant to Section 12 of the U.S. Exchange Act and PEL will be subject to the applicable reporting and disclosure requirements under the U.S. Exchange Act.  The Trust has applied to list the PEL Common Shares issuable under the Arrangement and the PEL Common Shares issuable upon conversion of the Provident Debentures to be assumed by PEL on the NYSE.

Unitholders should be aware that the acquisition of the PEL Common Shares as a result of the implementation of the Conversion described herein may have tax consequences both in the United States and in Canada. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".  Unitholders subject to United States federal taxation should consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the Trust, PEL and Provident Energy are, or will be, organized under the laws of the Province of Alberta, that all of their respective officers and directors and trustee are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of the Trust, PEL and Provident Energy and such other persons are, or will be, located outside the United States. As a result, it may be difficult or impossible for Unitholders in the United States to effect service of process within the United States upon the Trust, PEL and Provident Energy and their directors and officers, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Unitholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

The U.S. Securities Act imposes restrictions on the resale of PEL Common Shares received pursuant to the Plan of Arrangement by persons who will be "affiliates" of Provident Energy after the Conversion or were affiliates of the Trust within 90 days prior to the completion of the Conversion.  See "The Conversion - Securities Law Matters - United States" in this Information Circular.

THE PEL COMMON SHARES ISSUABLE PURSUANT TO THE CONVERSION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.  The following table sets forth; (i) the rates of exchange for United States dollars, expressed in Canadian dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect during each of the periods indicated; and (iii) the highest and lowest exchange rates during such periods, in each case based on Bank of Canada noon day rates.

	Year Ended December 31,
	2009	2008	2007
Rate at End of Period	$1.0466	$1.2246	$0.9881
Average Rate During Period	$1.1420	$1.0660	$1.0748
High During Period	$1.3000	$1.2969	$1.1853
Low During Period	$1.0202	$0.9719	$0.9170

On October 29, 2010, the Bank of Canada noon day rate of exchange for United States dollars, expressed in Canadian dollars, was U.S.$1.00=$1.0188.

Non-GAAP Measures

In this Information Circular and the documents incorporated by reference herein,  the Trust uses the terms "funds flow from operations" and "adjusted funds flow from continuing operations", which excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs, to refer to the cash available for debt repayments, capital programs and distribution to Unitholders.  Both these measures are  indicators of the financial performance of the Trust.  "Funds flow from operations" and "adjusted funds flow from continuing operations" are not measures recognized by Canadian GAAP and do not have standardized meanings prescribed by Canadian GAAP.  Therefore, "funds flow from operations" and "adjusted funds flow from continuing operations" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "funds flow from operations" and "adjusted funds flow from continuing operations" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to "funds flow from operations" are based on cash provided by operating activities before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of the Trust. All references to "adjusted funds flow from continuing operations" are based on funds flow from continuing operations excluding buyout of financial derivative instruments and strategic review and restructuring costs.  The actual amount of cash that is distributed cannot be assured and future distributions may vary.

Management also uses "adjusted EBITDA" (as defined below) and "adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" to analyze the operating performance of the business.  "Adjusted EBITDA" and "adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with the calculation of similar measures for other entities. The adjusted EBITDA measures as presented are not intended to represent operating cash flow or operating profits for the period nor should the measures be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to "adjusted EBITDA" and "adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" throughout this Information Circular and the documents incorporated by reference herein are based on earnings before interest, taxes, depreciation, accretion, and other non-cash items ("adjusted EBITDA").  The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the energy sector.  The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

HOW TO VOTE

Q.	How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered unitholder.

You are considered to be a registered unitholder if your trust units are registered in your name and:

1.	You have a unit certificate; or

2.	You hold your units through direct registration in Canada or the United States.

You are considered to be a non-registered unitholder if your units are registered in the name of an intermediary (for example, a bank, trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

VOTING BY REGISTERED UNITHOLDERS:

As a registered unitholder, you may vote in one of several ways:

1.	Attend the Meeting

You are entitled to attend the Meeting and cast your vote in person.  To vote units registered in the name of a corporation, the corporation must have submitted a properly executed proxy to Computershare Trust Company of Canada authorizing you to do so.

or

2.	By Proxy

If you do not plan to attend the Meeting in person, you may cast your vote by proxy in one of two ways:

(a)	You may authorize the management representatives of the Trust named in the proxy form to vote your units. You may convey your voting instructions as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions;

(ii)	By Mail – Indicate how you would like your units voted on the enclosed proxy form. Sign and return the completed proxy form in the envelope provided; or

(iii)	By Telephone – Call the toll-free number located on the enclosed proxy form and follow the voice instructions; or

(b)	You have the right to appoint another person to attend the Meeting (other than the persons designated in the proxy form) and vote your units on your behalf as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions; or

(ii)	By Mail – Print your appointee's name in the blank space on the enclosed proxy form and indicate how you would like your units voted. Sign and return the completed proxy form in the envelope provided.

Your votes will only be counted if your appointee attends the Meeting and votes on your behalf.

VOTING BY NON-REGISTERED UNITHOLDERS:

If you are a non-registered unitholder, you will receive a package directly from the intermediary who holds your trust units that will contain either:

(a)	A proxy registered as to the number of units beneficially owned by you; or

(b)	A voting instruction form.

Please ensure you carefully follow the instructions that accompany the proxy form or voting instruction form.

As a non-registered unitholder, you may vote in one of two ways:

1.	Attend the Meeting

(a)
If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary.  Return the completed proxy form in the enclosed envelope.  When you arrive at the Meeting, please advise at the registration desk you are a proxy appointee; or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

or

2.	By Proxy

(a)
If you received a proxy form from your intermediary and do not plan on attending the meeting in person, you may vote by authorizing the Provident management representatives named in the proxy form, or another person of your choice, to vote your units.  If you appoint someone other than the management representatives to vote your units, your votes will only be counted if your appointee attends the Meeting and votes on your behalf.  If you choose this option, complete, sign (if unsigned by the intermediary) and return the form as instructed on the proxy form;

or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

To ensure that your vote is recorded, your proxy must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournments thereof.

If you require any assistance in completing your proxy, please call Georgeson toll free at 1-866-656-4123.

QUESTIONS AND ANSWERS ON VOTING AT THE SPECIAL MEETING

Q.	Am I entitled to vote?

A.	You are entitled to vote if you were a holder of trust units as of the close of business on October 19, 2010. Each trust unit is entitled to one vote.

Q.	What am I voting on?

A.	You are entitled to vote on the following items of business brought forth for consideration:

1.
to consider, pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix "A" to the Information Circular, to approve the conversion of the Trust from its current trust structure to a corporate structure by way of a plan of arrangement under section 193 of the Business Corporations Act (Alberta) and certain related transactions;

2.
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set out in the Information Circular, approving the adoption of the new shareholder/unitholder rights plan, a copy of which is set forth in Appendix "D" to the Information Circular; and

3.	any other business as may properly be brought before the Meeting or any adjournment thereof.

Q.	Who votes my trust units and how will they be voted if I return a proxy form or voting instruction form?

A.	By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your trust units.

In connection with any ballot that may be called for, the trust units represented by your proxy form or voting instruction form must be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your trust units will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments or variations are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder has the discretion to vote your trust units as your proxyholder sees fit on that matter.  As of the date hereof, management of the Trust is not aware of any amendments, variations or other matters to be presented for action at the meeting.

If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish your votes cast, your trust units will be voted FOR each of the resolutions to voted on at the Meeting, and, at the discretion of management, on any other matter which may be properly brought forth at the Meeting.

Q.	Who is soliciting my proxy?

A.
The persons named as proxyholders in the proxy form are directors or officers of PEL.  In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of PEL without special compensation.

The cost of such solicitation will be borne by the Trust.  Georgeson is acting as the Trust's proxy solicitation agent. Georgeson will be paid a fee of approximately $30,000 plus out-of-pocket expenses and per-call fees of $6.00 per call to retail Unitholders.  The total cost of soliciting proxies and mailing the materials in connection with the Meeting will be borne by the Trust.  In addition, the Trust may retain other proxy solicitation agents or dealer-managers as required, for usual compensation.

Q.	Can I revoke my proxy or voting instruction?

A.
Yes, a Unitholder who has submitted a proxy can revoke it at any time prior to the exercise thereof.  If you have given a proxy and attend personally at the Meeting, you may revoke the proxy and vote in person.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Unitholder or by the Unitholder's attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation and delivered to:

(a)
Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department no later than the close of business (local time) on the day before the Meeting (excluding Saturdays, Sundays and holidays), or if the Meeting is adjourned, on the day before it is reconvened (excluding Saturdays, Sundays and holidays);

or

(b)	The Chair of the Meeting prior to the commencement of the Meeting or any reconvened Meeting.

Q.	How many Trust Units are outstanding?

A.
As of October 20, 2010, there were 267,460,369 trust units outstanding.  No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10 percent of the voting rights attached to the trust units of the Trust.

Q.	Is my vote confidential?

A.	Yes, your vote is confidential. Proxies are received, counted and tabulated independently by the Trust's transfer agent, Computershare Trust Company of Canada.

The Trust's transfer agent does not disclose individual unitholder votes to the Trust and proxies are not referred to the Trust unless a Unitholder has made comments clearly intended for management.  However, the Trust's transfer agent may, upon request, provide the Trust with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

Q.	Who can I contact if I have a question regarding the Meeting and the voting of my Trust Units?

A.
If you have any questions regarding the Meeting, any information contained in the Information Circular or the voting of your Trust Units, please contact Georgeson, the Trust's proxy solicitation agent, toll free at 1-866-656-4123.

GLOSSARY

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended from time to time, and the regulations thereunder;

"AIF" means the annual information form of the Trust for the year ended December 31, 2009 dated March 18, 2010;

"Amended DRIP" means the amended and restated premium distribution, distribution reinvestment and optional share purchase plan to be entered into between Provident Energy and Computershare Trust Company of Canada pursuant to which, among other things, the DRIP will be amended and restated;

"Arrangement" means the arrangement under section 193 of the ABCA involving the Trust, PEL, Newco and the Unitholders on the terms and conditions set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated October 29, 2010 among the Trust and PEL, as amended or supplemented from time to time in accordance with the terms thereof;

"Articles of Arrangement" means one or more articles of Arrangement in respect of the Arrangement that are required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted to give effect to the Arrangement;

"Business Day" means a day which is not Saturday, Sunday, bank holiday or other holiday in Calgary, Alberta;

"Canadian GAAP" means generally accepted accounting principles in Canada as in effect from time to time;

"Certificate" means the certificate(s) or confirmation(s) of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"Computershare" means Computershare Trust Company of Canada;

"Conversion" means the proposed conversion of the Trust from a trust structure to a corporate structure pursuant to the Arrangement and related transactions;

"Conversion Resolution" means the special resolution in respect of the Conversion and related matters, in substantially the form attached as Schedule "A" to this Information Circular;

"Court" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"Depositary" means Computershare Investor Services Inc., or such other company as may be designated by the Trust or PEL;

"DRIP" means the premium distribution, distribution reinvestment and optional unit purchase plan of the Trust;

"Effective Date" means the date the Arrangement is effective under the ABCA, which is anticipated to be January 1, 2011;

"Effective Time" means the time on the Effective Date at which the Arrangement is effective;

"Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

"Final Order" means the final order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Georgeson" means Georgeson Shareholder Communications Canada Inc., the Trust's proxy solicitation agent in respect of the matters to be considered at the Meeting;

"Information Circular" means, collectively, this information circular and proxy statement, the Notice of Special Meeting and the Notice of Petition of the Trust dated October 29, 2010;

"Initial 6.5% Debentures" means the 6.5% convertible unsecured subordinate debentures issued March 1, 2005 pursuant to the Provident Debenture Indenture;

"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and direction with respect to the Arrangement and the Meeting, a copy of which is attached as Appendix "B" to this Information Circular, as such order may be affirmed, amended or modified by any Court of competent jurisdiction;

"Letter of Transmittal" means the letter of transmittal pursuant to which a Unitholder is required to deliver the certificate or certificates representing the Unitholder's Trust Units in order to receive, upon completion of the Arrangement, a certificate or certificates representing PEL Common Shares issued to the Unitholder under the Arrangement;

"Meeting" means the special meeting of Unitholders to be held on December 1, 2010 to consider, among other things to be approved by the Unitholders, the Conversion, and any adjournment(s) thereof;

"Midnight" means Midnight Oil Exploration Ltd., a corporation existing under the laws of the Province of Alberta;

"Minister" means the Minister of Finance (Canada);

"Newco" means 1564911 Alberta ULC, an unlimited liability corporation incorporated under the ABCA, the sole shareholder of which is PEL;

"Newco Note" means the non-interest bearing, unsecured demand note issued by Newco to the Trust having a principal amount equal to the fair market value of the PEL Indebtedness;

"NYSE" means the New York Stock Exchange;

"PEL" means Provident Energy Ltd., a corporation existing under the laws of the Province of Alberta;

"PEL Board" means the board of directors of PEL;

"PEL Common Shares" means common shares in the capital of PEL, and where the context requires, means the common shares in the capital of Provident Energy following the amalgamation of PEL and Newco pursuant to the Arrangement;

"PEL Indebtedness" means all amounts owing from PEL to the Trust immediately preceding the Effective Time;

"PHT" means Provident Holdings Trust, an unincorporated open-ended trust established under the laws of the Province of Alberta;

"Plan of Arrangement" means the plan of arrangement attached as Schedule "A" to the Arrangement Agreement and which is attached as Appendix "C" hereto, as amended or supplemented from time to time in accordance with the terms thereof;

"PMHLP" means Provident Midstream holdings LP, a limited partnership established under the laws of the Province of Alberta;

"PMHLP Note" means the non-interest bearing, unsecured demand note issued by PMHLP to the Trust having a principal amount equal to the principal amount of the Newco Note;

"Provident 2010 Information Circular" means the information circular of the Trust dated March 18, 2010 relating to the Annual and Special Meeting of Unitholders held on May 13, 2010;

"Provident Debentures" means collectively, the Initial 6.5% Debentures and the Supplemental 6.5% Debentures;

"Provident Debenture Indenture" means the trust indenture dated as of March 1, 2005 as supplemented on November 15, 2005 between the Trust, PEL and Computershare, as debenture trustee, governing the terms of the Provident Debentures;

"Provident Energy" means Provident Energy Ltd., the corporation resulting from the amalgamation of PEL and Newco pursuant to the Arrangement;

"Provident Energy Board" means the board of directors of Provident Energy;

"Provident USA" means the amended and restated unanimous shareholder agreement dated as of January 17, 2003 between Computershare, as trustee of the Trust, and PEL;

"Record Date" means October 19, 2010;

"Registrar" means the Registrar of Corporations appointed under section 263 of the ABCA;

"SEC" means the United States Securities and Exchange Commission;

"Shareholders" means the registered and beneficial holders of PEL Common Shares which, at the Effective Time, shall include all former Unitholders and "Shareholder" means any one of them;

"Shareholder Rights Plan" means the proposed shareholder rights plan of Provident Energy attached as Appendix D hereto;

"SIFT Rules" means the changes to Canadian federal income tax legislation relating to SIFT trusts and specified investment flow-through partnerships (as defined in the Tax Act) announced by the Department of Finance (Canada) on October 31, 2006 and enacted into legislation by the Government of Canada in June 2007 (as amended);

"SIFT trust" means a specified investment flow-through trust as defined in the Tax Act;

"Supplemental 6.5% Debentures" means the 6.5% convertible unsecured subordinate debentures issued November 15, 2005 pursuant to the Provident Debenture Indenture;

"Tax Act" means the Income Tax Act (Canada), R.S.C. (5th Supp.), c. 1 and the regulations thereunder, each as amended;

"Trust" means Provident Energy Trust, an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"Trust Indenture" means the trust indenture of the Trust dated January 25, 2001 as amended from time to time, between a predecessor of Computershare, as trustee of the Trust, and a predecessor of PEL;

"Trust Units" means the units of the Trust, each representing an equal undivided beneficial interest in the Trust;

"TSX" means the Toronto Stock Exchange;

"Unitholders" means the registered and/or beneficial holders of Trust Units (as applicable in the context) and "Unitholder" means any one of them;

"Unitholder Rights Plan" means the unitholder rights plan created pursuant to a unitholder rights plan agreement between the Trust and Computershare, as plan agent, dated as of July 15, 2010;

"Unitholder URP Rights" means rights under the Unitholder Rights Plan;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the regulations thereunder;

"U.S. GAAP" means generally accepted accounting principles in the United States as in effect from time to time; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the regulations thereunder.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular, in the documents incorporated by reference herein and in the appendices hereto. You are encouraged to read this Information Circular, including the information incorporated by reference herein, and the appendices hereto, in their entirety. For an explanation of certain capitalized terms used in this Summary and in this Information Circular, please refer to the "Glossary".

The Meeting

The Meeting will be held on December 1, 2010 in the Livingston Club Conference Centre, 222 - 3rd Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time).

Unitholders will be asked to consider and approve the Conversion.  If the Conversion is approved, Unitholders will be asked to approve the Shareholder Rights Plan to take effect upon implementation of the Conversion. These matters are summarized below and discussed in greater detail in this Information Circular.  If the Conversion is not approved, Unitholders will be asked to approve the Unitholder Rights Plan adopted by the Trust on July 14, 2010, which is substantially similar to the proposed Shareholder Rights Plan, other than having different terminology in certain instances to account for the difference between a trust and a corporation.

The Conversion

The Conversion involves a proposed internal reorganization of the Trust and certain of its subsidiaries through which the Trust's current trust structure will be replaced with a corporate structure.  The Conversion is being recommended in light of the fact that the transition period for the application of the changes in the tax treatment of SIFT trusts (originally announced by the Canadian Federal government on October 31, 2006) ends on December 31, 2010.  If the Conversion is approved, the Trust will be replaced by a publicly-traded, dividend-paying corporation to be known as "Provident Energy Ltd."  Provident Energy will own, directly or indirectly, the same assets that the Trust owned immediately prior to the effective time of the Conversion and Provident Energy will assume all of the obligations of the Trust.

Following the Conversion, Provident Energy will continue with the current PEL management team and will continue to be led by Douglas Haughey as President and Chief Executive Officer. The current members of the PEL Board will also continue as directors of the Provident Energy Board following the Conversion.  The Conversion will not trigger any change of control or other termination payments pursuant to any executive employment agreement with officers of PEL. See "Information Concerning Provident Energy Ltd.".

Under the Conversion, Unitholders will receive, through a series of steps, one PEL Common Share for each one Trust Unit held.  See "The Conversion - Effect of the Conversion on Unitholders".

In connection with the Conversion, Provident Energy will assume all of the obligations of the Trust in respect of the Provident Debentures.  Holders of Provident Debentures who convert their Provident Debentures following the Effective Date of the Conversion will receive PEL Common Shares.  See "The Conversion - Effect of the Conversion on Holders of Provident Debentures".

Pursuant to the Conversion, the Unitholder Rights Plan will terminate on the Effective Date.  If the Conversion is approved, Unitholders will be asked to approve the Shareholder Rights Plan to replace the Unitholder Rights Plan adopted by the Trust on July 14, 2010.  See "Other Matters to be Considered at the Meeting - Approval of the Shareholder Rights Plan".

Following the Conversion, Provident Energy will also assume all of the rights and obligations of the Trust under the Trust's Long-Term Incentive Plan and Short-Term Incentive Plan.  See "The Conversion - Effect of the Conversion on the Long-Term Incentive Plan" and "The Conversion - Effect of the Conversion on the Short-Term Incentive Plan".

Effect of the Conversion on Holders of Provident Debentures

Provident Energy will assume all covenants and obligations in respect of the Provident Debentures and will enter into a supplemental debenture trust indenture with Computershare, as debenture trustee, at the closing of the Arrangement.  Under the terms of the Initial 6.5% Debentures and the Supplemental 6.5% Debentures, the approval of the holders of the Provident Debentures is not required for the Conversion.

Completion of the Conversion will constitute a "change of control" under the terms of the Provident Debentures.  As a result, within 30 days following the Arrangement, Provident Energy will be required to make an offer to purchase the Initial 6.5% Debentures and the Supplemental 6.5% Debentures at a price of 101% of the principal amount in accordance with the terms of the Provident Debenture Indenture.

Provided the Arrangement is completed, holders of Provident Debentures will thereafter be entitled to receive PEL Common Shares, rather than Trust Units, on the basis of one PEL Common Share in lieu of each Trust Unit which they were previously entitled to receive, on conversion of the Provident Debentures.  All other terms and conditions of the Provident Debenture Indenture will continue to apply.  As a result, following completion of the Arrangement, holders of Provident Debentures who subsequently wish to convert their Initial 6.5% Debentures and the Supplemental 6.5% Debentures will be entitled to receive, respectively, approximately 87 and 81 PEL Common Shares for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the Provident Debenture Indenture.  Holders of Provident Debentures may convert their Provident Debentures into Trust Units pursuant to the terms of the Provident Debenture Indenture prior to the Effective Date and participate in the Arrangement in the same manner as Unitholders.  See "The Conversion - Effect of the Conversion on Holders of Provident Debentures".

On October 19, 2010, the Trust announced it had entered into a bought-deal agreement with a syndicate of underwriters to issue up to $150 million principal amount of 5.75% convertible unsecured subordinated debentures (the "5.75% Debentures").  The Trust has also granted to the underwriters an over-allotment option to purchase up to 15% of the principal amount of the 5.75% Debentures issued, exercisable in whole or in part, at the sole discretion of the underwriters at any time up until 30 days after the closing of the offering for the purposes of covering the underwriters' over-allocation position.  Proceeds from this offering will initially be used to repay existing indebtedness under the Trust's credit facility, which will then be available to be drawn upon, as required, to fund the purchase of the Initial 6.5% Debentures and the Supplemental 6.5% Debentures pursuant to the offer to purchase described above, or to fund the payment on maturity of the  Supplemental 6.5% Debentures.  See "Information Concerning the Trust - Recent Developments" in this Information Circular.

Effect of the Conversion on the DRIP

The Trust implemented the DRIP in May 2002 to provide holders of Trust Units with a means to automatically reinvest sums received on account of distributions on Trust Units.  Under the DRIP, Computershare, as plan agent, may at the election of a participant (a) purchase Trust Units with the cash distributions at 95% of the market value of the Trust Units, (b) elect to purchase additional Trust Units with the cash distributions and deliver such Trust Units to a broker in exchange for a premium cash distribution equal to an amount up to 102% of the monthly cash distribution, or (c) purchase new Trust Units under the optional unit purchase plan at a subscription price of 100% of the average market price of the Trust Units.

Pursuant to the Conversion, the Trust will assign the DRIP and all associated agreements, including the agreement with Computershare in its capacity as the DRIP agent, to Provident Energy and Provident Energy will amend and restate the DRIP and all associated agreements on substantially similar terms and conditions as the DRIP.  As a result, all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and holders of PEL Common Shares may participate in the Amended DRIP with respect to any cash dividends declared and paid by Provident Energy on the PEL Common Shares.

Eligible Shareholders who wish to participate in the Amended DRIP indirectly through their broker or other nominee through which their PEL Common Shares are held are advised to consult such broker or nominee to confirm whether commissions, services charges or other fees are payable.

The Amended DRIP is intended to become effective concurrently with the first cash dividend of Provident Energy presently proposed to be paid out in mid-February, 2011 to the Shareholders of record on a record date in mid-January, 2011.

See "The Conversion - Effect of the Conversion on the DRIP".

Post-Conversion Structure

Provided the necessary approval of the Conversion is obtained at the Meeting, and all other approvals are obtained and all conditions precedent are either satisfied or waived, the organizational structure of Provident Energy following the completion of the Conversion will be as follows:

Dividend Policy

Following the Conversion, Provident Energy's new dividend level, beginning with the January 2011 dividend, is anticipated to be $0.045 per PEL Common Share per month.  All decisions with respect to the declaration of dividends on the PEL Common Shares will be made by the Provident Energy Board on the basis of Provident Energy's earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by Provident Energy and its subsidiaries, commodity prices and access to capital markets, as well as the satisfaction of liquidity and solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends.

It is anticipated that the dividends will be "eligible dividends" for Canadian income tax purposes and thus quality for the enhanced gross-up and dividend tax credit regime for certain shareholders of Provident Energy; however, no assurance can be given that all dividends will be designated as eligible dividends.  See "The Conversion - Dividend Policy".

Background to the Conversion

The Trust was established in 2001 to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties and to provide a vehicle for the distribution of a portion of cash flow to Unitholders in a tax-efficient manner.

As a result of the announcement of the SIFT Rules by the Minister on October 31, 2006, commencing in 2011 (provided the Trust experiences only "normal growth" before that time) the Trust would be required to pay income tax on distributions of certain income from the Trust at rates comparable to the combined federal and provincial tax rate. On July 14, 2008, the Minister released specific proposals, which were enacted on March 12, 2009, to amend the Tax Act to facilitate tax-deferred reorganizations of SIFT trusts, such as the Trust, into corporations without any undue tax consequences.

Since these announcements and the implementation of the SIFT Rules, management of PEL has been carefully evaluating the implications of the SIFT Rules on the Trust.  During 2009, management of PEL monitored and evaluated the various conversion strategies undertaken by its peers and evaluated the market reaction thereto. Advice from legal counsel was sought regarding these conversion structures and an assessment of the potential benefits and disadvantages was undertaken.  In early 2010, the PEL Board authorized management of PEL to proceed with a full analysis of a conversion, including a thorough analysis of material information and relevant considerations including, but not limited to, an assessment of the benefits and disadvantages of converting to a corporate structure versus the status quo, a consideration of growth opportunities, distribution policy, the evolving economic environment, access to capital and debt markets, the current and future tax treatment of the Trust compared to corporations and overall industry trends and recommendations by PEL's management.

On October 6, 2010, after consideration of a presentation from management of PEL, a review by external legal counsel of the terms of the Arrangement Agreement and Plan of Arrangement, the PEL Board approved the entering into of the Arrangement Agreement, the implementation of the Conversion and the submission of the Plan of Arrangement to the Unitholders for a vote at the Meeting.

See "Background to and Reasons for the Conversion - Background to the Conversion."

Anticipated Benefits of the Conversion

Once the SIFT Rules apply to the Trust, the Trust will generally be treated in the same manner as a corporation for Canadian income tax purposes and distributions from the Trust to Unitholders will be treated as taxable dividends for Canadian income tax purposes.  As a result, the tax advantages of maintaining a trust structure will no longer exist.  In light of the impact of this change in tax treatment, the PEL Board and management of PEL believe that adopting the proposed corporate structure will enable the Trust to pursue a strategic plan focused on growth and capital appreciation for the benefit of Unitholders while continuing to pay dividends in a similar manner to the Trust's current approach to distributions.  See "Background to and Reasons for the Conversion – Anticipated Benefits of the Conversion".

Approval and Recommendation of the PEL Board

After due consideration of the financial and other impacts of the Conversion, including the terms of the Arrangement Agreement, the potential impact on the Trust, Unitholders and employees as well as other relevant matters, the PEL Board has unanimously determined that the Conversion, including the transactions and other matters related thereto, is in the best interests of the Trust and Unitholders and is fair to Unitholders.  Accordingly, the PEL Board unanimously recommends that Unitholders vote FOR the Conversion Resolution.

See "Background to and Reasons for the Conversion - Approval and Recommendation of the PEL Board".

Approvals

Unitholder Approval

In accordance with the Interim Order, the Conversion Resolution, which is attached as Appendix "A" to this Information Circular, is a special resolution which needs to be approved by not less than two-thirds of the votes cast by Unitholders, in person or by proxy, voting as a single class at the Meeting.

Neither the Trust Indenture nor the Interim Order provide Unitholders with a right of dissent in respect of the Conversion or any other matter to be considered at the Meeting.

See "The Conversion - Approvals - Unitholder Approval".

Court Approvals

Implementation of the Conversion required the approval of the Court.  An application for the Final Order approving the Arrangement is expected to be made on December 2, 2010 at 1:15 p.m. (Calgary time) at the Court House, Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement. See "The Conversion - Approvals - Court Approvals".

Stock Exchange Listing Approvals

The TSX has conditionally approved the listing of the PEL Common Shares issuable under the Arrangement, Provident Debentures and PEL Common Shares issuable on conversion of Provident Debentures on the TSX.  The Trust has also applied to list the PEL Common Shares issuable under the Arrangement and the PEL Common Shares issuable upon conversion of the Provident Debentures to be assumed by PEL on the NYSE.  Listing will be subject to PEL or Provident Energy, as the case may be, fulfilling all of the requirements of the TSX and NYSE, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Upon completion of the Arrangement, application will be made to delist the Trust Units from the TSX and the listing of the Trust Units on the NYSE will be terminated.

See "The Conversion - Approvals - Stock Exchange Listing Approvals".

Other Approvals

The Arrangement will not have a material adverse effect on any outstanding debt or under any credit facilities and other material contracts to which the Trust and PEL are a party.  All necessary third party consents to the Arrangement under material contracts have been or will be obtained by the Effective Date.

Certain Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to certain Unitholders who receive PEL Common Shares in exchange for their Trust Units under the Arrangement and the comments below are qualified in their entirety by reference to such summary.  For a more detailed discussion of the principal Canadian federal income tax consequences of the Arrangement, please see the discussion under the heading "Certain Canadian Federal Income Tax Considerations".

A Unitholder who exchanges a Trust Unit for a PEL Common Share pursuant to the Arrangement will not realize a capital gain or a capital loss on the exchange.  In such circumstances, the aggregate adjusted cost base of the PEL Common Shares received by the Unitholder upon the Arrangement will be equal to the aggregate cost amount of the Trust Units held by the Unitholder immediately prior to the Arrangement.

Certain United States Federal Income Tax Considerations

Subject to the passive foreign investment company rules summarized below under "Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Arrangement – PFIC Status of the Trust", a U.S. Unitholder (as defined in "Certain United States Federal Income Tax Considerations – Scope of this Disclosure") generally should not recognize a gain or loss upon the exchange of its Trust Units for PEL Common Shares pursuant to the Arrangement, such U.S. Unitholder's tax basis in PEL Common Shares received will equal its adjusted tax basis in the Trust Units exchanged therefor and its holding period with respect to such PEL Common Shares will include the holding period for such Trust Units.

Unitholders should read carefully the section entitled "Certain United States Federal Income Tax Considerations" in this Information Circular and should consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations applicable to certain Unitholders.  Unitholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning PEL Common Shares after the completion of the Arrangement.  Unitholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding PEL Common Shares.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and if the Final Order is obtained on December 2, 2010 in form and substance satisfactory to the Trust and PEL and all other conditions contained in the Arrangement Agreement are satisfied or waived, the Trust expects that the Effective Date will occur on or about January 1, 2011. See "The Conversion - Timing of Completion of the Conversion".

Expenses of the Conversion

The estimated costs to be incurred by the Trust with respect to the Conversion and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to be approximately $2.5 million.  Additional cash taxes payable by the Trust as a result of transactions related to the Conversion are expected to be up to $10.0 million, provided the Conversion does not result in any U.S. federal income tax liability under the Foreign Investment in Real Property Tax Act of 1980.  See "The Conversion - Expenses of the Conversion" and "Risk Factors - Risk Factors Relating to the Conversion".

Risk Factors

Other than risk factors in respect of the structure of the Trust, risk factors related to the business of the Trust and its affiliates will generally continue to apply to Provident Energy after the Effective Date and will not be affected by the Conversion. The risks associated with the Trust's business are described in the AIF and the management's discussion and analysis for the year ended December 31, 2009, both of which are incorporated by reference in this Information Circular.

There are a number of additional risk factors relating to the Conversion, the activities of Provident Energy and the ownership of PEL Common Shares following the Effective Date which prospective investors should carefully consider.  These risk factors are set forth in "Risk Factors" section of this Information Circular.

Potential investors should carefully review and consider all risk factors, as well as the other information contained in the documents forming the Trust's public disclosure record, before making an investment decision.

BACKGROUND TO AND REASONS FOR THE CONVERSION

Background to the Conversion

The Trust was established in 2001 pursuant to a reorganization of a predecessor of PEL that was completed by way of a plan of arrangement.  The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties and to provide a vehicle for the distribution of a portion of cash flow to Unitholders in a tax-efficient manner.

On October 31, 2006, the Minister announced the SIFT Rules.  The announcement of the SIFT Rules had an immediate impact on the Canadian capital markets resulting in a significant decline in trading prices for income trusts and royalty trusts, including the Trust.  Now enacted, the SIFT Rules impose a tax at the trust level on distributions of certain income from the SIFT trust at rates of tax comparable to the combined federal and provincial corporate tax rates and treats such distributions as taxable dividends to unitholders of the SIFT trust.  SIFT trusts that were publicly traded at the time of the announcement by the Minister, such as the Trust, are generally entitled to a four-year transition period and are not subject to the SIFT Rules until January 1, 2011, provided such SIFT trusts experience only "normal growth" and no "undue expansion" before that time.  Accordingly, as a result of the SIFT Rules, commencing in 2011 (provided the Trust experiences only "normal growth" before that time), the Trust would be required to pay income tax on distributions of certain income from the Trust at rates comparable to the combined federal and provincial corporate tax rate.

Since these announcements and the implementation of the SIFT Rules, management of PEL has been carefully evaluating the implications of the SIFT Rules on the Trust, assessing the Trust's position relative to its peers and considering alternatives regarding the Trust's organizational structure.  The PEL Board received regular updates from management of PEL regarding their evaluation and assessment of the SIFT Rules and timing for conversion to a corporate structure, particularly in light of the evolving rules and overall economic conditions and the Trust's long-term strategic goals and objectives.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate tax-deferred reorganizations of SIFT trusts, such as the Trust, into corporations without any undue tax consequences.  These proposals were enacted on March 12, 2009.

During 2009, management of PEL monitored and evaluated the various conversion strategies undertaken by its peers and evaluated the market reaction thereto. Advice from legal counsel was sought regarding these conversion structures and an assessment of the potential benefits and disadvantages was undertaken.

In early 2010, the PEL Board authorized management to proceed with a full analysis of a conversion, following a thorough analysis of material information and relevant considerations including, but not limited to, an assessment of the benefits and disadvantages of converting to a corporate structure versus the status quo, a consideration of growth opportunities, distribution policy, the evolving economic environment, access to capital and debt markets, the current and future tax treatment of the Trust compared to corporations and overall industry trends and recommendations by PEL's management.

On October 6, 2010, after consideration of a presentation from management of PEL, a review by external legal counsel of the terms of the Arrangement Agreement and Plan of Arrangement, the PEL Board approved the entering into of the Arrangement Agreement, the implementation of the Conversion and the submission of the Plan of Arrangement to the Unitholders for a vote at the Meeting.  The PEL Board determined that the Conversion is in the best interests of the Trust, PEL and the Unitholders and is fair to Unitholders and determined to unanimously recommend that Unitholders vote for the approval of the Conversion.

On October 29, 2010, the Trust and PEL entered into the Arrangement Agreement, a copy of which is attached as Appendix "C" to this Information Circular.

Anticipated Benefits of the Conversion

Once the SIFT Rules apply to the Trust, the Trust will be treated in the same manner as a corporation for Canadian tax purposes and distributions from the Trust to Unitholders will be treated as taxable dividends for Canadian income tax purposes.  As a result, the tax advantages of maintaining a trust structure will no longer exist.  In light of the impact of this change in tax treatment, the PEL Board and management of PEL believe that adopting the proposed corporate structure will enable the Trust to pursue a strategic plan focused on growth and capital appreciation for the benefit of Unitholders while continuing to pay dividends in a similar manner to the Trust's current approach to distributions.  The PEL Board also believes that the Arrangement provides a number of compelling strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

•	remove the non-resident ownership restrictions with which the Trust must currently comply;

•	attract and retain worldwide investors and enhance liquidity for the PEL Common Shares;

•	better position Provident Energy to invest in attractive opportunities for growth;

•	deliver attractive returns to shareholders of Provident Energy by converting current distributions to eligible dividends which will be paid to shareholders on a monthly basis;

•	permit Provident Energy's financial and operational performance to be more easily valued relative to its corporate peers; and

•	remove the Trust from the uncertainty that exists in the income trust marketplace today.

In addition, as at January 1, 2011, the Trust estimates that it will have accumulated approximately $900 million in combined tax pools.  The Trust expects these tax pools will offset Provident Energy's material cash taxes until 2014 based on the current modelling of the Trust's business.  Commodity prices have a significant influence as to the timing of when Provident Energy will be liable for cash taxes and this forecast period could be accelerated or extended depending on the level of earnings over such period.

Approval and Recommendation of the PEL Board

Since the announcement of the SIFT Rules in 2006, management of PEL and the PEL Board, with advice from its legal advisors, has evaluated its options with respect to conversion methods and timing.  Based on that analysis, management of PEL has developed a conversion plan that is reflected in the Arrangement Agreement and the Plan of Arrangement and determined that it is in the best interest of the Trust and Unitholders to proceed with the Conversion effective January 1, 2011.  After duly considering the financial and other impacts of the Conversion, including the terms of the Arrangement Agreement, the potential impact on the Trust, Unitholders, employees as well as other relevant matters, the PEL Board has unanimously determined that the Conversion is in the best interests of the Trust and Unitholders and is fair to Unitholders.  Therefore, the PEL Board has authorized the submission of the Conversion Resolution to the Unitholders for approval.  Accordingly, the PEL Board unanimously recommends that Unitholders vote FOR the Conversion Resolution.

In reaching its conclusions and formulating its recommendation, the PEL Board considered a number of factors in addition to those described elsewhere in this Information Circular, including, but not limited to, the following:

•	the purpose and anticipated benefits of the Conversion described herein;

•	a review of the Trust's strategic objectives and business plan and the optimal structure to maximize Unitholder value;

•	the Trust's need for access to capital through bank borrowings as well as debt and equity capital markets in order to finance growth opportunities in the most efficient manner;

•
the pressure on trading prices for securities of income trusts which has resulted from the decline in investor interest in the trust sector as a result of the SIFT Rules and the uncertainty surrounding income trust structures;

•
the determination that the exchange of Trust Units for PEL Common Shares pursuant to the Plan of Arrangement will be a tax-deferred transaction for Canadian federal income tax purposes and for United States federal income tax purposes;

•	the fact that Unitholders will have the opportunity to consider the Conversion and that the Conversion must receive the appropriate approval from Unitholders and the Court;

•	the impact of the SIFT Rules which will remove the benefits of the trust structure for the Trust and Unitholders at the end of 2010;

•	the fact that Unitholders are expected to receive distributions in the form of eligible dividends;

•
the fact that estimated tax pools will offset Provident Energy's material cash taxes until 2014, though this period may be accelerated or extended depending on the level of earnings over such period; and

•	the advice of external legal and tax counsel.

The foregoing discussion of the information and factors considered and evaluated by the PEL Board is not intended to be exhaustive.  In reaching the determination to approve and recommend the Conversion Resolution, the PEL Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given different weight to each factor.  There are risks associated with the Conversion, including that some of the potential benefits set forth in this Information Circular may not be realized or that there may be significant costs associated with realizing such benefits.  See "Risk Factors".

As at October 20, 2010, the directors and officers of PEL and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 815,515 Trust Units, representing less than one percent of the outstanding Trust Units.  Each of the directors and officers of PEL have indicated they intend to vote all of their Trust Units in favour of the Conversion Resolution.

THE CONVERSION

General

The Conversion will result in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name "Provident Energy Ltd."  The Conversion does not involve the acquisition of any additional interests in any operating assets or the disposition of any of the Trust's existing interests in operating assets.  Provident Energy will own, directly and indirectly, the assets and business held by the Trust immediately prior to the Effective Time and will assume all of the liabilities of the Trust.

Provident Energy will continue to pursue a business strategy of delivering value through steady growth.  Provident Energy will retain the current management team and personnel of PEL and will continue to be led by Douglas Haughey, as President and Chief Executive Officer.  The current members of the PEL Board will continue as directors of the Provident Energy Board following the Conversion.  See "Information Concerning Provident Energy Ltd.".

Post-Conversion Structure

The following diagram describes the inter-corporate relationships among Provident Energy and each of its material subsidiaries post-Conversion:

Effect of the Conversion on Unitholders

Pursuant to the Conversion, Unitholders will ultimately receive one PEL Common Share for each Trust Unit held.

If the Conversion is approved and implemented, Provident Energy is anticipated to pay monthly dividends and to designate such dividends as eligible dividends for Canadian tax purposes; however, no assurance can be given that all dividends will be designated as eligible dividends.

See "The Conversion - Details of the Conversion ", "The Conversion - Procedure for Exchange of Securities", "The Conversion - Dividend Policy", "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Effect of the Conversion on Holders of Provident Debentures

The Trust also has outstanding, as of October 20, 2010, approximately $99.0 million aggregate principal amount of Initial 6.5% Debentures.  The Initial 6.5% Debentures mature on August 31, 2012 and bear interest at a rate of 6.5% per annum, payable semi-annually in arrears on August 31 and February 28 in each year.  The Initial 6.5% Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of August 31, 2012 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $11.56 per Trust Unit, subject to adjustment in certain circumstances.

The Trust also has outstanding, as of October 20, 2010, approximately $150.0 million aggregate principal amount of Supplemental 6.5% Debentures.  The Supplemental 6.5% Debentures mature on April 30, 2011 and bear interest at a rate of 6.5% per annum, payable semi-annually in arrears on April 30 and October 31 in each year.  The Supplemental 6.5% Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of April 30, 2011 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $12.40 per Trust Unit, subject to adjustment in certain circumstances.

Provident Energy will assume all covenants and obligations in respect of the Provident Debentures and will enter into a supplemental debenture trust indenture with Computershare, as debenture trustee, at the closing of the Arrangement.  Under the terms of the Initial 6.5% Debentures and the Supplemental 6.5% Debentures, the approval of the holders of the Provident Debentures is not required for the Conversion.

Completion of the Conversion will constitute a "change of control" under the terms of the Provident Debentures.  As a result, within 30 days following the Arrangement, Provident Energy will be required to make an offer to purchase the Initial 6.5% Debentures and the Supplemental 6.5% Debentures at a price of 101% of the principal amount in accordance with the terms of the Provident Debenture Indenture.

Provided the Arrangement is completed, holders of Provident Debentures will thereafter be entitled to receive PEL Common Shares, rather than Trust Units, on the basis of one PEL Common Share in lieu of each Trust Unit which they were previously entitled to receive, on conversion of the Provident Debentures.  All other terms and conditions of the Provident Debenture Indenture will continue to apply.  As a result, following completion of the Arrangement, holders of Provident Debentures who subsequently wish to convert their Initial 6.5% Debentures and the Supplemental 6.5% Debentures will be entitled to receive, respectively, approximately 87 and 81 PEL Common Shares, respectively, for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the Provident Debenture Indenture.  Holders of Provident Debentures may convert their Provident Debentures into Trust Units pursuant to the terms of the Provident Debenture Indenture prior to the Effective Date and participate in the Arrangement in the same manner as Unitholders.

The Provident Debentures are currently listed and posted for trading on the TSX.  The TSX has conditionally approved the listing of the Provident Debentures to be assumed by Provident Energy and PEL Common Shares issuable on conversion of Provident Debentures on the TSX.  The Trust has also applied to list the PEL Common Shares issuable upon conversion of the Provident Debentures to be assumed by PEL on the NYSE.  Listing will be subject to PEL or Provident Energy, as the case may be, fulfilling all of the requirements of the TSX and NYSE, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

On October 19, 2010, the Trust announced it had entered into a bought-deal agreement with a syndicate of underwriters to issue up to $150 million principal amount of 5.75% Debentures.  The Trust has also granted to the underwriters an over-allotment option to purchase up to 15% of the principal amount of the 5.75% Debentures issued, exercisable in whole or in part, at the sole discretion of the underwriters at any time up until 30 days after the closing of the offering for the purposes of covering the underwriters' over-allocation position.  Proceeds from this offering will initially be used to repay existing indebtedness under the Trust's credit facility, which will then be available to be drawn upon, as required, to fund the purchase of the Initial 6.5% Debentures and the Supplemental 6.5% Debentures pursuant to the offer to purchase described above, or to fund the payment on maturity of the  Supplemental 6.5% Debentures.  The offering of the 5.75% Debentures will be made by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces of Canada and is expected to be completed on or about November 9, 2010.  See "Information Concerning the Trust - Recent Developments" in this Information Circular.

In the event the Conversion is completed, Provident Energy will assume all covenants and obligations in respect of the 5.75% Debentures and will enter into a supplemental debenture trust indenture with Computershare, as debenture trustee, at the closing of the Conversion.  Completion of the Conversion will not constitute a "Change of Control" under the indenture to be entered into by the Trust at the closing of the offering of the 5.75% Debentures.  As a result, Provident Energy will not be required to make an offer to purchase the 5.75% Debentures as a result of the Conversion.  See "Information Concerning the Trust - Recent Developments" in this Information Circular.

Effect of the Conversion on the Long-Term Incentive Plan

In connection with the Conversion, Provident Energy will assume all of the obligations of the Trust in respect of the Trust's Long-Term Incentive Plan (the "Long-Term Incentive Plan") and all previously granted awards thereunder.  The Long-Term Inventive Plan does not provide for the issuance of Trust Units or any rights to acquire Trust Units and provides only for the granting of cash awards.

The transactions contemplated by the Conversion will not result in a change of control for purposes of the Long-Term Incentive Plan or for purposes of the executive employment agreements with officers of PEL.  In connection with the Conversion, the PEL Board has authorized certain administrative amendments to the Long-Term Incentive Plan and has also authorized amendments to the Long-Term Incentive Plan so that upon Conversion, awards previously granted pursuant to the Long-Term Incentive Plan will continue to vest in accordance with the Long-Term Incentive Plan, as amended, without any acceleration of the vesting period.  In accordance with the Long-Term Incentive Plan, upon Conversion, participants shall be entitled to receive the same cash amounts that the participant would have otherwise received in accordance with the applicable performance terms and related delivery date.  As authorized by the PEL Board, the Long-Term Incentive Plan and all awards will be amended to the extent necessary to reflect the Arrangement.

Effect of the Conversion on the Short-Term Incentive Plan

In connection with the Conversion, Provident Energy will assume all of the obligations of the Trust in respect of the Trust's Short-Term Incentive Plan (the "Short-Term Incentive Plan").  In connection with the Conversion, the PEL Board has authorized certain administrative amendments to the Short-Term Incentive Plan and has also authorized amendments to the Short-Term Incentive Plan so that upon Conversion, any liabilities and obligations of the Trust under the Short-Term Incentive Plan will be assumed by Provident Energy.  The transactions contemplated by the Conversion will not result in a change of control for purposes of the Short-Term Incentive Plan.  The Short-Term Inventive Plan does not provide for the issuance of Trust Units or any rights to acquire Trust Units and provides only for the granting of cash awards.

In accordance with the Short-Term Incentive Plan, upon Conversion, participants shall be entitled to receive the same cash amounts that the participant would have otherwise received in accordance with the terms of the Short-Term Incentive Plan.  As authorized by the PEL Board, and in accordance with the terms and the provisions of the Arrangement, the Short-Term Incentive Plan shall be amended to the extent necessary to reflect the Arrangement.

Effect of the Conversion on Unitholder Rights Plan

Pursuant to the Conversion, the Unitholder Rights Plan will terminate on the Effective Date.  If the Conversion Resolution is approved, Unitholders will be asked to consider and, if deemed advisable, approve, the Shareholder Rights Plan having the terms described in this Information Circular.  See "Other Matters to be Considered at the Meeting - Approval of the Shareholder Rights Plan".

If the Conversion is not approved, Unitholders will be asked to approve the Unitholder Rights Plan adopted by the Trust on July 14, 2010, which is substantially similar to the proposed Shareholder Rights Plan described in this Information Circular and attached as Appendix "D" hereto, other than having different terminology in certain instances to account for the difference between a trust and a corporation.

Effect of the Conversion on the DRIP

The Trust implemented the DRIP in May 2002 to provide holders of Trust Units with a means to automatically reinvest sums received on account of distributions on Trust Units.  Under the DRIP, Computershare, as plan agent, may at the election of a participant (a) purchase Trust Units with the cash distributions at 95% of the market value of the Trust Units, (b) elect to purchase additional Trust Units with the cash distributions and deliver such Trust Units to a broker in exchange for a premium cash distribution equal to an amount up to 102% of the monthly cash distribution, or (c) purchase new Trust Units under the optional unit purchase plan at a subscription price of 100% of the average market price of the Trust Units.

If a participant has elected either (a) or (b) above, the plan agent may, on behalf of such participant, purchase additional Trust Units with the cash distributions at the market value of such Trust Units.  Residents of Canada are eligible to elect options (a), (b), or (c).  Due to regulatory restrictions, residents of the United States are eligible to elect option (a) only at this time.  Employees of PEL, including executive officers, are entitled to participate in the DRIP.

Pursuant to the Conversion, the Trust will assign the DRIP and all associated agreements, including the agreement with Computershare in its capacity as the DRIP agent, to Provident Energy and Provident Energy will amend and restate the DRIP and all associated agreements on substantially similar terms and conditions as the DRIP.  As a result, all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and holders of PEL Common Shares may participate in the Amended DRIP with respect to any cash dividends declared and paid by Provident Energy on the PEL Common Shares.

Eligible Shareholders who wish to participate in the Amended DRIP indirectly through their broker or other nominee through which their PEL Common Shares are held are advised to consult such broker or nominee to confirm whether commissions, services charges or other fees are payable.

The Amended DRIP is intended to become effective concurrently with the first cash dividend of Provident Energy presently proposed to be paid out in mid-February, 2011 to the Shareholders of record on a record date in mid-January, 2011.

For additional information concerning the DRIP, see "Premium Distribution, Distribution Reinvestment And Optional Unit Purchase Plan" in the AIF incorporated by reference herein.

Dividend Policy

Following the Conversion, Provident Energy's new dividend level, beginning with the January 2011 dividend, is anticipated to be $0.045 per PEL Common Share per month.  However, all decisions with respect to the declaration of dividends on the PEL Common Shares will be made by the Provident Energy Board on the basis of Provident Energy's earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by Provident Energy, commodity prices and access to capital markets, as well as the satisfaction of liquidity and solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends.

It is anticipated that the dividends will be "eligible dividends" for Canadian income tax purposes and thus qualify for the enhanced gross-up and dividend tax credit regime for certain shareholders of Provident Energy; however, no assurance can be given that all dividends will be designated as eligible dividends.  See "Certain Canadian Federal Income Tax Considerations".

If the Conversion is approved by the Unitholders at the Meeting and the Conversion is implemented, Provident Energy is expected to adopt a dividend policy as described above, with the first post-Conversion dividend (assuming the Effective Date is January 1, 2011 as anticipated) of $0.045 per PEL Common Share expected to be declared in mid-January, 2011 and paid in mid-February, 2011.  For the period until the Effective Date, the Trust is expected to continue paying monthly distributions in accordance with its current distribution policy.  Distributions paid to the Unitholders for the month of December 2010 will not be affected by the proposed Conversion.  Provident Energy will assume the obligation for payment of such distributions and such payment will be made in mid-January, 2011 to the Unitholders of record as of a record date in mid-December, 2010.  Existing participants in the DRIP will be deemed to be participants in the Amended DRIP.  See "The Conversion - Effect of the Conversion on the DRIP".

Details of the Conversion

The following is a summary of the principal steps in the Conversion.  A full copy of the Arrangement Agreement, including the Plan of Arrangement, is attached as Appendix "C" to this Information Circular.

(a)
Unitholder Rights Plan - the Unitholder URP Rights shall be cancelled without any payment or other consideration to Unitholders and the Unitholder Rights Plan shall terminate and cease to have any further force or effect.

(b)
Amendments to the Trust Indenture - the Trust Indenture shall be amended to the extent necessary to, among other things, facilitate the Conversion and the implementation of the steps and transactions described in the Plan of Arrangement, including, without limitation, to enable the Trust Units held by Unitholders to be exchanged with Provident Energy, all as may be reflected in a supplemental trust indenture to be dated as of the Effective Date.

(c)
Amendments to the Articles of PEL - the articles of incorporation of PEL shall be amended to remove the authorized Exchangeable Shares, Series A Exchangeable Shares, Series B Exchangeable Shares, Series C Exchangeable Shares, and the Series D Exchangeable Shares.

(d)	PEL Indebtedness - the Trust shall transfer the PEL Indebtedness to Newco in exchange for the Newco Note.

(e)	Amalgamation of PEL and Newco - PEL and Newco shall be amalgamated and continued as one corporation, Provident Energy, in accordance with the following:

(i)	the stated capital of the common shares of Newco shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of Provident Energy shall be the same as the articles of PEL and the name of Provident Energy shall be "Provident Energy Ltd.";

(iii)	the shares of Newco shall be cancelled without any repayment of capital;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of Provident Energy;

(v)	Provident Energy shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against Provident Energy;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against Provident Energy;

(ix)
the Articles of Amalgamation of Provident Energy shall be deemed to be the Articles of Incorporation of Provident Energy and the Certificate of Amalgamation of Provident Energy shall be deemed to be the Certificate of Incorporation of Provident Energy;

(x)	the by-laws of Provident Energy shall be the by laws of PEL;

(xi)	the first directors of Provident Energy shall be the directors of PEL;

(xii)	the first officers of Provident Energy shall be the officers of PEL; and

(xiii)	the registered office of Provident Energy shall be the registered office of PEL.

(f)	Transfer of Newco Note - the Trust shall transfer the Newco Note to PMHLP in exchange for the PMHLP Note.

(g)	Unanimous Shareholder Agreement - the Provident USA shall be terminated and cease to have any further force or effect.

(h)
Exchange of Trust Units - the Trust Units held by Unitholders shall be sold, transferred and assigned to Provident Energy (free of any claims) in exchange for the issuance by Provident Energy to the Unitholders of fully paid and non-assessable PEL Common Shares on the basis of one fully paid and non-assessable PEL Common Share for each one Trust Unit so exchanged.

(i)	Security Registers - upon the exchange of Trust Units for PEL Common Shares:

(i)	each former Unitholder shall cease to be the holder of Trust Units so exchanged and the name of each such former holder shall be removed from the register of holders of Trust Units;

(ii)	each such former Unitholder shall become a holder of the PEL Common Shares so received and shall be added to the register of holders of PEL Common Shares; and

(iii)	Provident Energy shall become the holder of Trust Units so exchanged and shall be added to the register of holders of Trust Units in respect thereof.

(j)
Purchase of PEL Common Shares Held by the Trust - the PEL Common Shares held by the Trust shall be shall be purchased for cancellation by Provident Energy for a consideration of one dollar ($1) per common share, and shall be cancelled.

(k)
Dissolution of PHT - all of the property of PHT shall be transferred to the Trust, the Trust shall assume all of the liabilities and obligations of PHT (including the liabilities and obligations of PHT in respect of any declared but unpaid distributions), the Trust shall dispose of all of its interest as a beneficiary under PHT and PHT shall be dissolved and shall thereafter cease to exist.

(l)
Dissolution of the Trust - all of the property of the Trust shall be transferred to Provident Energy, Provident Energy shall assume all of the liabilities and obligations of the Trust (including the DRIP and associated agreements, the liabilities and obligations of the Trust in respect of any declared but unpaid distributions and all of the covenants and obligations of the Trust under the Provident Debenture Indenture in respect of the Provident Debentures (including the 5.75% Debentures) such that the Provident Debentures (including the 5.75% Debentures) will be valid and binding obligations of Provident Energy entitling the holders thereof, as against Provident Energy to all the rights of the Provident Debenture Indenture, and, in connection therewith, shall enter into a supplemental indenture with the Provident Debenture trustee in accordance with the applicable requirements of the Provident Debenture Indenture and otherwise comply with all requirements of the Provident Debenture Indenture relating thereto), Provident Energy shall dispose of all of its interest as a beneficiary under the Trust, and the Trust shall be dissolved and shall thereafter cease to exist; and

(m)
Amended DRIP - the Amended DRIP shall become effective and all existing participants in the DRIP shall be deemed to be participants in the Amended DRIP without any further action on the part of such participants.

The foregoing reflects the principal steps that the Trust and PEL currently anticipate will be required for implementation of the Conversion. Such steps may be modified in accordance with the discretionary powers granted to the PEL Board under the Interim Order and under the Plan of Arrangement. Any such modifications will not adversely affect the tax consequences to Unitholders described under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Following the Conversion, the directors of Provident Energy will be the persons who are directors of PEL immediately prior to the Effective Time, such directors to hold office until the first annual meeting of shareholders of Provident Energy or until such time as such directors resign or until their successors are duly elected or appointed.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Trust, and PEL and various conditions precedent, both mutual and with respect to each party.

The following is a summary of the material terms of the Arrangement Agreement and it is subject to, and qualified by, the full text of the Arrangement Agreement which is attached as Appendix "C" to this Information Circular. Unitholders are encouraged to carefully read the Arrangement Agreement in its entirety.

Conditions Precedent to the Arrangement

The respective obligations of the Trust and PEL to complete the transactions contemplated by the Arrangement Agreement shall be subject to the fulfillment or satisfaction, on or before the Effective Time, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)
the Interim Order shall have been granted in form and substance satisfactory to the Trust and PEL, acting reasonably, not later than November 30, 2010 or such later date as the parties to the Arrangement Agreement may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)
the Conversion Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the Trust Indenture, the Interim Order and any applicable regulatory requirements;

(c)
the Final Order shall have been granted in form and substance satisfactory to the Trust and PEL, acting reasonably, not later than December 31, 2010 or such later date as the parties to the Arrangement Agreement may agree;

(d)
the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Trust and PEL, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e)
no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transaction contemplated in the Arrangement Agreement;

(f)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained;

(g)
the TSX shall have conditionally approved the listing or substitutional listing of the PEL Common Shares to be issued pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(h)	the NYSE shall have approved the listing of the PEL Common Shares issuable pursuant to the Arrangement, subject to official notice of issuance; and

(i)
each of the covenants, acts and undertakings of each of the Trust and PEL to be performed or complied with on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall be duly performed or complied with.

Termination Events

The Arrangement Agreement may be terminated in each of the following circumstances:

(a)	the mutual agreement of the Trust and PEL;

(b)	the Arrangement shall not have become effective on or before April 1, 2011 or such later date as may be agreed to by the parties to the Arrangement Agreement; and

(c)	the failure to satisfy the conditions precedent set forth above.

Approvals

Unitholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Conversion Resolution shall be not less than two thirds of the votes cast by Unitholders, either in person or by proxy, voting together as a single class at the Meeting.

Notwithstanding the foregoing, the Conversion Resolution proposed for consideration by the Unitholders authorizes the PEL Board, without further notice to, or approval of, such Unitholders, to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and subject to the terms of the Arrangement Agreement, not to proceed with the Conversion and related transactions, notwithstanding that the Conversion Resolution has been passed (and the Conversion adopted) by the Unitholders or that the Conversion has received the approval of the Court.  The full text of the Conversion Resolution is attached as Appendix "A" to this Circular.

Neither the Trust Indenture nor the Interim Order provide Unitholders with a right of dissent in respect of the Conversion or any other matter to be considered at the Meeting.

Court Approvals

Interim Order

On October 27, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters.  The Interim Order is attached as Appendix "B" to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Conversion Resolution is approved by Unitholders at the Meeting in the manner required by the Interim Order, the Trust and PEL will make an application to the Court for the Final Order.

The application for the Final Order approving the Conversion is scheduled for December 2, 2010 at 1:15 p.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any Unitholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Unitholder or other interested party files with the Court and serves upon the Petitioners on or before 5:00 p.m. (Calgary time) on November 26, 2010, a notice of intention to appear setting out such Unitholder's, or interested party's address for service in the Province of Alberta and indicating whether such Unitholder or interested party intends to support or oppose the Petition or make submissions, together with a summary of the position that such Unitholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court.  Service of such notice shall be effected by service upon the solicitors for the Petitioners: Macleod Dixon LLP, 3700, 400- 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention:  Roger F. Smith.

The PEL Common Shares issuable to Unitholders in exchange for their Trust Units pursuant to the Conversion have not been and will not be registered under the U.S. Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof.  The Court has been advised that if the Final Order is granted, the issuance of the PEL Common Shares issuable to Unitholders pursuant to the Conversion will not require registration under the U.S. Securities Act.

The Trust has been advised by its counsel, Macleod Dixon LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Conversion and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Conversion, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, the Trust may determine not to proceed with the Arrangement.

Stock Exchange Listing Approvals

The TSX has conditionally approved the listing of the PEL Common Shares issuable under the Arrangement, Provident Debentures and PEL Common Shares issuable on conversion of Provident Debentures on the TSX.  The Trust has also applied to list the PEL Common Shares issuable under the Arrangement and the PEL Common Shares issuable upon conversion of the Provident Debentures to be assumed by Provident Energy on the NYSE.  Listing will be subject to PEL or Provident Energy, as the case may be, fulfilling all of the requirements of the NYSE and TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Upon completion of the Arrangement, application will be made to delist the Trust Units from the TSX and the listing of the Trust Units on the NYSE will be terminated.

Other Approvals

The Arrangement will not have a material adverse effect on any outstanding debt or under any credit facilities and other material contracts to which the Trust and PEL are a party.  All necessary third party consents to the Arrangement under material contracts have been or will be obtained by the Effective Date.

Timing of Completion of the Conversion

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, the Trust and PEL will apply for the Final Order approving the Arrangement on December 2, 2010.  If the Final Order is obtained on December 2, 2010 in form and substance satisfactory to the Trust and PEL and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Trust expects that the Effective Date will occur on or about January 1, 2011.

The provisions of the Arrangement that are intended to become effective on the Effective Date pursuant to the Plan of Arrangement will become effective upon the filing, on such date, with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Procedure for Exchange of Securities

Trust Units

In order to receive their PEL Common Shares following completion of the Arrangement, holders of Trust Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed and duly executed Letter of Transmittal together with the certificates representing the holder's Trust Units.

Holders whose Trust Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Trust Units.

The use of the mail to transmit certificates representing Trust Units and the Letter of Transmittal is at each holder's risk.  The Trust recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

If a certificate representing Trust Units has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary.  The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Trust Units being deposited or if the certificates representing the PEL Common Shares issuable in exchange for the Trust Units are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders maintained by Computershare, as registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution.  If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Trust Units deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing Trust Units must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s).  The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Trust Units deposited pursuant to the Arrangement will be determined by the Trust (or its successor, Provident Energy) in its sole discretion.  Depositing Unitholders agree that such determination shall be final and binding.  The Trust (or its successor, Provident Energy) reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction.  The Trust (or its successor, Provident Energy) reserves the absolute right to waive any defect or irregularity in the deposit of any Trust Units.  There shall be no duty or obligation on the Trust, PEL, Newco, Provident Energy, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Trust Units and no liability shall be incurred by any of them for failure to give such notice.

Provident Energy will cause the Depositary to send, by first class mail, PEL Common Share certificates issued pursuant to the Arrangement that a Unitholder is entitled to receive, to each Unitholder's address as shown on the Trust's register of Unitholders, only if such Unitholder has delivered and surrendered to the Depositary a Letter of Transmittal validly completed and duly executed and such other documents as the Depositary may require, including all certificates representing such securityholders' Trust Units.  If the Unitholder indicates that he or she wishes to pick up the PEL Common Share certificates deliverable under the Arrangement, then such PEL Common Share certificates will be available at the offices of the Depositary indicated in the Letters of Transmittal.

The Trust (or its successor, Provident Energy) reserves the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than as set forth above.

From and after the Effective Time, certificates formerly representing Trust Units exchanged pursuant to the Plan of Arrangement shall represent only the right to receive PEL Common Shares to which the holders are entitled pursuant to the Arrangement.

All dividends or distributions made with respect to any PEL Common Shares issued pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  No dividend or other distribution declared or made after the Effective Time with respect to PEL Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Units unless and until the holder of such certificate shall have deposited with the Depositary a duly executed Letter of Transmittal together with the certificates representing the holder's Trust Units.  Subject to applicable law and the terms of the Plan of Arrangement, at the time of such valid deposit, the Depositary shall deliver to such registered holder, as soon as reasonably practicable, in addition to the certificate(s) representing PEL Common Shares to which such holder is entitled, the amount of such dividends and other distributions thereon with a record date after the Effective Time (without interest) to which such holder is entitled, net of applicable withholding and other taxes.

Subject to any applicable legislation relating to unclaimed personal property, any certificate which immediately prior to the Effective Time represented outstanding Trust Units that are exchanged pursuant to the Arrangement and not deposited with all other instruments required by the Plan of Arrangement on or prior to the fifth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a Shareholder. On such date, subject to any applicable legislation relating to unclaimed personal property, the PEL Common Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Provident Energy, together with all entitlements to dividends and distributions thereon held for such former registered holder.

Should the Arrangement not be completed, any deposited Trust Units will be returned to the depositing holder at the Trust's expense upon written notice to the Depositary from the Trust by returning the deposited Trust Units (and any other relevant documents) by first class insured mail in the name of and to the address specified by the holder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Computershare, as registrar and transfer agent.

Provident Debentures

As the Provident Debentures trade in the "book entry" system and no certificates have been issued to unregistered holders, no new certificates for the Provident Debentures will be issued to beneficial holders following the Conversion and beneficial holders of Provident Debentures do not need to take any action.

Interest of Certain Person or Companies in the Arrangement

As at October 20, 2010, the directors and officers of PEL and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 815,515 Trust Units, representing less than one percent of the outstanding Trust Units.

The transactions contemplated by the Conversion will not result in a change of control for purposes of the executive employment agreements with officers of PEL.  Upon Conversion, awards previously granted pursuant to the Long-Term Incentive Plan will continue to vest in accordance with the amended Long-Term Incentive Plan without any acceleration of the vesting period.  In accordance with the Long-Term Incentive Plan, upon Conversion, participants shall be entitled to receive the same cash amounts that the participant would otherwise received in accordance with the applicable performance terms in accordance with their terms and the provisions of the Long-Term Incentive Plan.  See "The Conversion - Effect of the Conversion on the Long-Term Incentive Plan".

The Conversion will not result in any change of control, termination or other payments being made to any directors, officers or employees of PEL pursuant to employment, charge of control or similar agreements.

None of the principal holders of Trust Units or any director or officer of PEL, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, the Trust or any of its affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated herein by reference.

Expenses of the Conversion

The estimated costs to be incurred by the Trust with respect to the Conversion and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $2.5 million.  Additional cash taxes payable by the Trust as a result of transactions related to the Conversion are expected to be up to $10.0 million, provided the Conversion does not result in any U.S. federal income tax liability under the Foreign Investment in Real Property Tax Act of 1980.  See "Risk Factors - Risk Factors Relating to the Conversion".

Securities Law Matters

Canada

All securities to be issued under the Arrangement, including, without limitation, the PEL Common Shares issued to the Unitholders, will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws and, following completion of the Arrangement, the PEL Common Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

Pursuant to MI 61-101, the Arrangement is a "downstream transaction".  In accordance with MI 61-101, if the transaction is a "business combination" or a "related party transaction" then a formal evaluation and minority securityholder approval of the transaction in accordance with MI 61-101 would be required, unless an exemption is available to the Trust.  Since the definition of "business combination" in MI 61-101 specifically excludes a "downstream transaction" and the provisions applying to "related party transactions" do not apply to "downstream transactions", the Trust is not required to obtain a formal valuation or minority approval of the Unitholders of the Arrangement pursuant to MI 61-101.  In addition, no "collateral benefit" (as such term is defined in MI 61-101) is being received by any related party to the Trust in connection with the Arrangement.

The Trust and PEL have received from the Canadian securities regulatory authorities certain exemptive relief from the requirements to include separate financial statement disclosure and the corresponding management discussion and analysis information in respect of PEL.  A copy of this decision can be found at the Alberta Securities Commission website at www.albertasecurities.com

Judicial Developments

The Plan of Arrangement will be implemented pursuant to section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by PEL and the Trust for approval of the Conversion.  See "The Conversion - Approvals" above.  Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of the Trust, any recent significant decisions which would apply in this instance with exception of the recent decision of the Ontario Superior Court of Justice In the Matter of a Proposed Arrangement Involving Acadian Timber Income Fund, AT Trust, Acadian Timber Limited Partnership, CellFor Inc., 7273126 Canada Inc., 7273177 Canada Inc., the Unitholders of Acadian Timber Income Fund, the Noteholders of CellFor Inc. and the Shareholders of CellFor Inc., in which the court confirmed, in interpreting the arrangement provisions of the Canada Business Corporations Act (the "CBCA"), that the arrangement provisions of the CBCA (which are similar to the arrangement provisions of the ABCA) are intended to be flexible and facilitative and are not to be construed narrowly and should be available to income trusts, such as the Trust, in the exceptional circumstances of a conversion of an income trust into a corporate structure.  Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The PEL Common Shares issuable to Unitholders in exchange for their Trust Units pursuant to the Conversion have not been and will not be registered under the U.S. Securities Act.  Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.  Section 3(a)(10) exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Conversion will be considered.  The Court granted the Interim Order on October 27, 2010 and, subject to the approval of the Conversion by Unitholders, a hearing on the Conversion will be held on December 2, 2010 by the Court.  See "The Conversion – Approvals – Court Approvals – Final Order".

Following the Conversion, PEL will be deemed to be a "successor issuer" to the Trust under the U.S. Exchange Act, and consequently the PEL Common Shares will be deemed to be registered pursuant to Section 12 of the U.S. Exchange Act and PEL will be subject to the applicable reporting and disclosure requirements under the U.S. Exchange Act.  The Trust has applied to list the PEL Common Shares issuable under the Arrangement and the PEL Common Shares issuable upon conversion of the Provident Debentures to be assumed by PEL on the NYSE.

The PEL Common Shares issuable to Unitholders pursuant to the Conversion will be freely transferable under U.S. federal securities laws, except by persons who will be "affiliates" of Provident Energy after the Conversion or were affiliates of the Trust within 90 days prior to completion of the Conversion.  Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such PEL Common Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.  Subject to certain limitations, such affiliates (and former affiliates) may immediately resell PEL Common Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act.  If available, such affiliates (and former affiliates) may also resell such PEL Common Shares pursuant to Rule 144 under the U.S. Securities Act.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of PEL Common Shares received upon completion of the Conversion.  All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement are to be passed upon by Macleod Dixon llp and Andrews Kurth llp on behalf of the Trust.  As at October 29, 2010, the partners and associates of Macleod Dixon llp and Andrews Kurth llp beneficially owned, directly or indirectly, less than 1 percent of the outstanding Trust Units.  Jack C. McGillivray, a partner of Macleod Dixon llp, is the Corporate Secretary of PEL.

Reserves estimates contained in certain documents incorporated by reference in this Information Circular are derived from reports prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") and by AJM Petroleum consultants ("AJM"). As at the date hereof, neither McDaniel nor its officers, directors, employees or consultants beneficially own, directly or indirectly, any of the securities of the Trust and neither AJM nor its officers, directors, employees or consultants beneficially own, directly or indirectly, any of the securities of the Trust.

PricewaterhouseCoopers llp, the Trust's auditors and the proposed auditors of Provident Energy, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon llp, Canadian counsel to the Trust, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement generally applicable to Unitholders who, for purposes of the Tax Act, and at all relevant times, hold their Trust Units and will hold their PEL Common Shares as capital property and deal at arm's length with, and are not affiliated with, the Trust and PEL. Trust Units and PEL Common Shares will generally be considered to be capital property to a Unitholder unless such securities are held by the Unitholder in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders and holders of PEL Common Shares who are resident in Canada for purposes of the Tax Act and whose Trust Units and PEL Common Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Trust Units, PEL Common Shares and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  Unitholders who do not hold their Trust Units as capital property or who will not hold their PEL Common Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary does not apply to: (i) a Unitholder that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act; (ii) a Unitholder an interest in which is a "tax shelter investment" as defined in the Tax Act; (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act; (iv) a Unitholder whose functional currency for the purposes of the Tax Act is the currency of a country other than Canada; or (v) a Unitholder who acquired Trust Units on the exercise of employee stock options. Any such Unitholder should consult its own tax advisor with respect to the Arrangement.

This summary is based on the current provisions of the Tax Act and Macleod Dixon llp's understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date of this document. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Proposed Amendments") and assumes that such Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and/or the holding of PEL Common Shares. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA's administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Unitholder. Unitholders should consult their own tax advisors as to the tax consequences to them of the Arrangement and/or the holding of PEL Common Shares.

Unitholders Resident in Canada

This portion of the summary is generally applicable to a Unitholder who, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, is resident or is deemed to be resident in Canada (a "Resident Holder").

Exchange of Trust Units for PEL Common Shares under the Arrangement

A Resident Holder who exchanges a Trust Unit for a PEL Common Share pursuant to the Arrangement will generally be deemed to have (i) disposed of the Trust Unit for proceeds of disposition equal to the "cost amount" (as defined in the Tax Act) of such Trust Unit to the Resident Holder immediately before the disposition; and (ii) acquired the PEL Common Share received on the exchange at a cost equal to the cost amount to the Resident Holder of the particular Trust Unit so exchanged. As a result, Resident Holders will generally not realize a capital gain or a capital loss on the exchange of their Trust Units for PEL Common Shares.

The cost amount of a Trust Unit to a Resident Holder immediately before the exchange will generally be equal to the adjusted cost base of the Trust Unit.  The cost of a PEL Common Share to a Resident Holder following the Arrangement will generally be the average of the cost of all PEL Common Shares held by such Resident Holder as capital property.

The Tax Act provides that, on the exchange of a Trust Unit for a PEL Common Share, a Resident Holder will include in income under section 15 of the Tax Act: (i) the amount, if any, by which the fair market value of a PEL Common Share exceeds the fair market value of a Trust Unit (the "Excess Share Value"); and (ii) the amount, if any, by which the fair market value of a Trust Unit exceeds the fair market value of a PEL Common Share, where it is reasonable to regard such excess as a benefit that the Resident Holder desired to confer on a person or partnership with whom the Resident Holder does not deal at arm's length (within the meaning of the Tax Act) (the "Excess Trust Unit Value"). The Excess Share Value or the Excess Trust Unit Value, if any, as applicable, must be included in computing the income of the Resident Holder for the taxation year of the Resident Holder which includes the Effective Date. No assurances can be given that the CRA will accept the position that the fair market value of a Trust Unit at the time of the exchange is equal to the fair market value of a PEL Common Share immediately after the exchange.

Holding and Disposing of PEL Common Shares

Dividends on PEL Common Shares

Dividends on PEL Common Shares will be included in a Resident Holder's income for the purposes of the Tax Act.  Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations.  Provided that appropriate designations are made by Provident Energy at or prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend.  PEL has advised that it intends to designate all dividends paid by Provident Energy on the PEL Common Shares as eligible dividends for these purposes.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

In the case of a Resident Holder of PEL Common Shares that is a corporation, dividends received on the PEL Common Shares will be required to be included in computing the corporation's income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation's taxable income. A Resident Holder of PEL Common Shares that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received on the PEL Common Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

A Resident Holder of PEL Common Shares that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

Disposition of PEL Common Shares

A disposition or deemed disposition of a PEL Common Share by a Resident Holder (other than in a tax deferred transaction or a disposition to Provident Energy that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), will generally result in the Resident Holder realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the PEL Common Share immediately before the disposition.  For a description of the tax treatment of capital gains and capital losses, see "Unitholders Resident in Canada - Taxation of Capital Gains or Capital Losses" below.

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act).  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

If the Resident Holder is a corporation, the amount of any capital loss otherwise realized on a disposition or deemed disposition of a share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share.  Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Eligibility for Investment

Subject to the provisions of a particular plan, provided the PEL Common Shares are listed on a designated stock exchange for the purposes of the Tax Act (which includes the TSX) or that Provident Energy qualifies as a "public corporation" for the purposes of the Tax Act, PEL Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts.  Notwithstanding that the PEL Common Shares may be a qualified investment for a trust governed by a tax-free savings account (a "TFSA"), the holder of a TFSA will be subject to a penalty tax on the PEL Common Shares held in the TFSA if such PEL Common Shares are a "prohibited investment" for that TFSA.  The PEL Common Shares will generally be a "prohibited investment" if the holder of the TFSA does not deal at arm's length with Provident Energy for purposes of the Tax Act or the holder of the TFSA has a "significant interest" (within the meaning of the Tax Act) in Provident Energy or a corporation, partnership or trust with which Provident Energy does not deal at arm's length for purposes of the Tax Act.  Holders are advised to consult their own advisors in this regard.

Unitholders Not Resident in Canada

This portion of the summary applies to a Unitholder who, for purposes of the Tax Act and any relevant tax treaty, is not and is not deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold their Trust Units or the PEL Common Shares received under the Arrangement in carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Exchange of Trust Units for PEL Common Shares under the Arrangement

A Non-Resident Holder who exchanges a Trust Unit for a PEL Common Share under the Arrangement will generally be subject to the same Canadian federal income tax consequences as described above under the heading "Unitholders Resident in Canada – Exchange of Trust Units for PEL Common Shares under the Arrangement" as though each reference therein to a "Resident Holder" were read as a reference to a "Non-Resident Holder".

Where a Trust Unit held by a Non-Resident Holder is "taxable Canadian property" of the Non-Resident Holder, a PEL Common Share received upon the Arrangement will be deemed to be taxable Canadian property to the Non-Resident Holder.  A Trust Unit will generally not be considered to be taxable Canadian property to a Non-Resident Holder at a particular time unless: (i) at any time during the 60-month period immediately preceding the disposition of the Trust Unit the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, held 25% or more of the issued Trust Units and, at any time during such 60-month period more than 50% of the fair market value of the Trust Unit was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties; or (ii) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition. Based in part on representations of PEL, in its capacity as administrator of the Trust, as to certain factual matters, the Trust is currently a mutual fund trust for purposes of the Tax Act and is expected to continue to be a mutual fund trust at the time that the Trust Units are exchanged pursuant to the Arrangement.

Any Excess Share Value or Excess Trust Unit Value attributable to a Non-Resident Holder will be deemed to be a dividend received by the Non-Resident Holder from a corporation resident in Canada for the purposes of the Tax Act.  Such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence.  Where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-United States Income Tax Convention, 1980 (the "Canada-U.S. Tax Treaty") and is the beneficial owner of the deemed dividend, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.  No assurances can be given that the CRA will accept the position that the fair market value of a Trust Unit at the time of the exchange is equal to the fair market value of a PEL Common Share immediately after the exchange.

Dividends on PEL Common Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on PEL Common Shares will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence.  Where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-U.S. Tax Treaty and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Disposition of PEL Common Shares

A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of PEL Common Shares unless the PEL Common Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country in which the Non-Resident Holder is resident.  Provided the PEL Common Shares are listed on a "designated stock exchange" (as defined in the Tax Act, which includes the TSX) at the time of disposition, the PEL Common Shares will generally not constitute taxable Canadian property to a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of the PEL Common Share: (i) the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Provident Energy; and (ii) more than 50% of the fair market value of the PEL Common Share was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, PEL Common Shares could be deemed to be taxable Canadian property to a Non-Resident Holder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Andrews Kurth LLP, U.S. tax counsel to the Trust, subject to the limitations described below and based on certain assumptions and on representations made by the Trust and PEL, the following discussion summarizes certain U.S. federal income tax consequences generally applicable to U.S. Unitholders (as defined below) as a result of the Arrangement and of the ownership and disposition of PEL Common Shares received pursuant to the Arrangement.  The assumptions on which this discussion is based include that the relevant facts are as described in this Information Circular, that there are no changes in law that would alter the conclusions expressed herein, that the Arrangement is completed in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that representations made "to the knowledge of" the authorized representatives of the Trust or PEL, or with other qualifications, are at all relevant times true and correct without regard to such qualifications. If any of these assumptions or any of the representations are not correct, this discussion should not be relied upon and the U.S. federal income tax consequences of the Arrangement could differ significantly and adversely from those described below.

Scope of this Disclosure

This summary is for general information purposes only and does not purport to be a complete analysis or list of all of the U.S. federal income tax considerations that may be relevant to a U.S. Unitholder with respect to the Arrangement and the ownership and disposition of PEL Common Shares received pursuant to the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances that may affect particular U.S. Unitholders and the U.S. federal income tax considerations that may be relevant in such circumstances.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice to any U.S. Unitholder.  Each U.S. Unitholder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of PEL Common Shares received pursuant to the Arrangement.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated under the Code, applicable judicial decisions, published Internal Revenue Service ("IRS") rulings and other administrative guidance, the Canada-U.S. Tax Treaty and authoritative guidance on the interpretation and implementation of the Treaty, in each case as in effect and available on the date of this Information Circular.  The authorities on which this summary is based could be changed at any time in a material and adverse manner, and such changes may apply retroactively and could materially affect the U.S. federal income tax considerations relevant to U.S. Unitholders as described herein. No ruling has been or will be sought from the IRS with respect to the matters described herein and there is no assurance that the IRS will agree with the following description of the tax consequences of the Arrangement and the ownership and disposition of PEL Common Shares received pursuant to the Arrangement.

The discussion below assumes that the Trust, which is organized as an open-ended unincorporated investment trust under Canadian law, is properly treated as a foreign corporation for U.S. federal income tax purposes.

For purposes of this summary, a "U.S. Unitholder" is a beneficial owner of Trust Units (or, following completion of the Arrangement, PEL Common Shares) that is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate whose income is subject to U.S. federal income tax regardless of its source, or (d) a trust if: (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

For purposes of this summary, a "Non-U.S. Unitholder" is a beneficial  owner of Trust Units that is not a U.S. Unitholder.  This summary does not address U.S. federal income tax considerations applicable to Non-U.S. Unitholders.  Accordingly, Non-U.S. Unitholders should consult their own tax advisor regarding the U.S. federal, state and local, and foreign tax consequences (including the potential application and operation of tax treaties) of the Arrangement and the ownership and disposition of PEL Common Shares received pursuant to the Arrangement.

This summary does not address U.S. federal income tax considerations applicable to U.S. Unitholders that are subject to special U.S. federal income tax rules, including U.S. Unitholders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) that have a "functional currency" other than the U.S. dollar; (d) that are liable for the U.S. federal alternative minimum tax; (e) that own Trust Units (or, following the completion of the Arrangement, PEL Common Shares) as part of a straddle, hedging arrangement, conversion arrangement, constructive sale, or other arrangement involving more than one position; (f) that acquired Trust Units in connection with the exercise of employee stock options or otherwise as compensation for services; (g) that hold Trust Units (or, following the completion of the Arrangement, PEL Common Shares) other than as capital assets within the meaning of section 1221 of the Code; (h) who are U.S. expatriates or former long-term residents of the U.S.; or (i) that own, directly or by attribution, 5% or more, by voting power or value, of the outstanding Trust Units.  These and other U.S. Unitholders that are subject to special U.S. federal income tax rules, should consult their own tax advisor regarding the U.S. federal, state and local and foreign tax consequences of the Arrangement and the ownership and disposition of PEL Common Shares received pursuant to the Arrangement.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of Trust Units (or, following completion of the Arrangement, PEL Common Shares), the U.S. federal income tax treatment generally will depend on the status of the partners or other owners and the activities of the partnership or other pass-through entity.  Partners and other owners of pass-through entities that own Trust Units or PEL Common Shares are urged to consult their own tax advisor regarding the tax consequences of the Arrangement and the ownership and disposition of PEL Common Shares received pursuant to the Arrangement.

This summary does not address the U.S. state and local, U.S. estate and gift or any foreign tax consequences to U.S. Unitholders of the Arrangement or the ownership and disposition of PEL Common Shares received pursuant to the Arrangement.  U.S. Unitholders are urged to consult their own tax advisor regarding the U.S. state and local and foreign tax consequences of the Arrangement and the ownership and disposition of PEL Common Shares received pursuant to the Arrangement.

Circular 230

To ensure compliance with IRS Circular 230, you are hereby notified that any discussion of tax matters set forth in this Information Circular was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law.  Each U.S. Unitholder should seek advice based on its particular circumstances from an independent tax advisor.

U.S. Federal Income Tax Consequences of the Arrangement

Except as described below in the discussion of the passive foreign investment company ("PFIC") rules, the exchange of Trust Units for PEL Common Shares pursuant to the Arrangement should qualify as a tax-deferred exchange pursuant to a tax-free reorganization under section 368(a)(1) of the Code (a "Reorganization").   U.S. Unitholders who own directly or by attribution 10% or more of the voting shares of the Trust ("10% Shareholders") may nevertheless be required to recognize a proportionate share of the Trust’s earnings and profits as dividend income.  This summary does not address the U.S. federal income tax treatment of 10% Shareholders.  U.S. Unitholder that are 10% Shareholders are urged to consult their own tax advisor about the U.S. federal income tax consequences of the Arrangement.

Treatment of the Arrangement as a Reorganization would result in the following U.S. federal income tax consequences of the exchange by U.S. Unitholders of Trust Units for PEL Common Shares pursuant to the Arrangement:

(a)	no gain or loss would be recognized by U.S. Unitholders on the exchange of Trust Units for PEL Common Shares pursuant to the Arrangement;

(b)
a U.S. Unitholder’s aggregate tax basis in the PEL Common Shares received in exchange for Trust Units pursuant to the Arrangement would be equal to the U.S. Unitholder’s aggregate tax basis in the Trust Units exchanged;

(c)
a U.S. Unitholder’s holding period in the PEL Common Shares received in exchange for Trust Units pursuant to the Arrangement would include the U.S. Unitholder's holding period in the Trust Units exchanged; and

(d)
U.S. Unitholders who exchange Trust Units for PEL Common Shares pursuant to the Arrangement would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

If the exchange of Trust Units for PEL Common Shares pursuant to the Arrangement did not qualify as a tax-deferred transaction for U.S. federal income tax purposes, U.S. Unitholders would recognize taxable gain or loss on the exchange equal to the difference between the fair market value of the PEL Common Shares and their tax basis in the Trust Units exchanged.

PFIC Status of the Trust

The foregoing discussion assumes that the Trust is not a PFIC for any taxable year during which a U.S. Unitholder held Trust Units, including the year in which the Arrangement occurs.  If the Trust were classified as a PFIC in any such year, the exchange would be taxable for U.S. federal income tax purposes under a special tax regime described below.  A non-U.S. entity that is treated as a corporation for U.S. federal income tax purposes is a PFIC in any taxable year in which, either (i) at least 75% of its gross income is passive income (as defined for such purpose) or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. "Look-through" treatment and other special rules apply to include certain income and assets of subsidiaries and other entities directly and indirectly owned by the non-U.S. entity in testing whether the non-U.S. entity is a PFIC.

The Trust believes that it was not a PFIC during the tax year ended December 31, 2009 and that it will not become a PFIC in 2010.  However, PFIC classification is fundamentally factual in nature, and the determination of PFIC status is made annually based on the types of income the Trust earns and the type and value of its assets in each such year, as well as on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there is no assurance that the Trust was not a PFIC in the past and that it will not become a PFIC prior to the Arrangement, nor, as discussed below, is there any assurance that Provident Energy will not become a PFIC after the Arrangement.  Neither an opinion of counsel nor a ruling from the IRS will be obtained on the PFIC status of the Trust or of Provident Energy.

If the Trust were a PFIC during any taxable year in which a U.S. Unitholder held Trust Units, the U.S. Unitholder generally would recognize taxable gain on the exchange (unless one of several elections for alternate tax treatment was made by the U.S. Unitholder), even if the Arrangement otherwise qualified as a tax-deferred exchange.  In such case, any gain realized on the exchange would be treated as ordinary income and would be subject to tax as if (a) the gain had been realized ratably over the U.S. Unitholder's holding period, (b) the portion of the gain that would be allocable to prior taxable years, other than any year before the Trust became a PFIC, would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Unitholder, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in prior taxable years (other than any year before the Trust became a PFIC).  Various elections are available under which these tax consequences may be avoided by taking into account income and gain in prior years during which the Trust was a PFIC in which the U.S. Unitholder owned Trust Units.  U.S. Unitholders should consult their own tax advisor about the potential PFIC status of the Trust, the tax consequences of such status and the availability of elections for alternate tax treatment.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of PEL Common Shares

Distributions on PEL Common Shares following the Arrangement

Except as discussed below in "PFIC Status of Provident Energy," a U.S. Unitholder that receives a distribution on PEL Common Shares, including a constructive distribution, generally must include the amount distributed (plus any Canadian income tax withheld from the distribution) in income as a dividend to the extent of Provident Energy’s current and accumulated "earnings and profits" (as determined for U.S. federal income tax purposes).  To the extent a distribution exceeds current and accumulated "earnings and profits," it will be treated first, as a tax-free return of capital to the extent of the U.S. Unitholder's tax basis in the PEL Common Shares and then as capital gain from the sale or exchange of the PEL Common Shares, which will be long-term capital gain if the U.S. Unitholder has held the PEL Common Shares for more than one year at the time of the distribution.  Dividends on the PEL Common Shares will not be eligible for the "dividends received deduction" generally available to a U.S. corporation on dividends received from another U.S. corporation.

Under current U.S. federal income tax law, reduced tax rates apply to qualified dividends received before January 1, 2011 by non-corporate U.S. Unitholders from a "qualified foreign corporation," provided certain holding period and other requirements are met (including a requirement that the foreign corporation is not a PFIC in the year of the dividend or the preceding year).  Dividends on the PEL Common Shares (and the December 2010 Trust distribution to Unitholders of record as of a record date in mid-December, 2010) will not be paid until after January 1, 2011 and therefore will be subject to ordinary U.S. federal income tax rates, unless legislation is enacted to extend the reduced tax rates.  Legislation has been proposed in Congress that would provide for a reduced rate of tax on certain dividends to non-corporate taxpayers, but in a different form than the current law which taxes dividends at capital gain rates.  In addition, the President’s annual budget includes a proposal to extend current law’s taxation of qualified dividends at reduced tax rates.  However, there is no assurance that legislation will be enacted and what form any such legislation would take.  Accordingly, there is no assurance that Provident Energy’s dividends would qualify for reduced tax rates even if such legislation were enacted.

Disposition of PEL Common Shares

Except as discussed below in "PFIC Status of Provident Energy," a U.S. Unitholder who sells or exchanges PEL Common Shares in a taxable disposition generally will recognize taxable gain or loss on the disposition.  The gain or loss generally will be capital gain or loss, which will be long-term if the PEL Common Shares were held for more than one year at the time of the disposition.  Preferential tax rates apply to long-term capital gains of a U.S. Unitholder that is an individual, estate or trust.  Deductions for capital losses are subject to limitations under the Code.

PFIC Status of Provident Energy

Special, and generally unfavorable, rules apply to both gains on a sale or other disposition of a PFIC and certain PFIC dividends, including taxation at ordinary income rates plus an interest charge on the untaxed gains that would have been recognized if the gain on disposition had been ratably allocated over the U.S. Unitholder’s holding period for the PFIC stock, unless the U.S. Unitholder makes a timely and effective election to be taxed under one of several alternate tax regimes. In addition, PFIC dividends will not be eligible for the reduced tax rates available as described above for qualified dividends paid prior to January 1, 2011 to non-corporate U.S. Unitholders.

Based on current business operations and financial expectations, the Trust does not expect Provident Energy to be classified as a PFIC in the tax year ending December 31, 2011.  The determination of PFIC status is made annually based on the types of income Provident Energy earns and the type and value of its assets in each such year, as well as on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Therefore, it is not possible to predict with any certainty whether Provident Energy will become a PFIC in 2011 or any future year.  Accordingly, no assurance can be given that Provident Energy will not be a PFIC for any taxable year or that the IRS will not challenge a determination made by Provident Energy as to its PFIC status.

Other Tax Considerations

Foreign Tax Credits

 Tax withheld by Canadian taxing authorities from distributions to a U.S. Unitholder may, subject to complex limitations, be claimed as a foreign tax credit against the U.S. Unitholder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. U.S. Unitholders should consult their own tax advisor regarding the availability of foreign tax credits or deductions for Canadian taxes paid or deemed paid by the U.S. Unitholder  with respect to Units.

Receipt of Canadian Currency

A U.S. Unitholder that uses the cash-method of accounting for U.S. federal income tax purposes and that receives Canadian currency in a taxable disposition of PEL Common Shares will calculate gain or loss on the PEL Common Shares based on the U.S. dollar value of the Canadian currency on the date of receipt and will not recognize gain or loss on conversion of the Canadian currency to U.S. currency.  A U.S. Unitholder that uses the accrual method of accounting may elect the same treatment, provided the election is applied consistently from year to year.  This election may not be changed without the consent of the IRS.  Absent such an election, an accrual basis U.S. Unitholder will have foreign currency gain or loss on any difference between the U.S. dollar value of the currency on the date of disposition of the PEL Common Shares and the value of the currency on the date of receipt.  Foreign currency gain or loss is treated as U.S.-source ordinary income or loss and is in addition to any gain or loss recognized on the disposition of the PEL Common Shares.  If Canadian currency is not converted into U.S. currency on the date of receipt, U.S. Unitholders will have a basis in the Canadian currency equal to its U.S. dollar value on the date of receipt and will recognize foreign currency exchange gain or loss on a subsequent conversion or other disposition of the Canadian currency.   This exchange gain or loss would be ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes.

Taxable dividends on PEL Common Shares that are paid in Canadian currency are included in income by U.S. Unitholders based on their U.S. dollar value on the date of actual or constructive receipt of the dividend regardless of whether the Canadian currency is actually converted into U.S. currency at that time.  If Canadian currency is not converted into U.S. currency on the date of receipt, U.S. Unitholders will have a tax basis in the Canadian currency equal to its U.S. dollar value on the date of receipt.  U.S. Unitholders who receive payment in Canadian currency and subsequently convert the Canadian currency into U.S. currency will have foreign currency exchange gain or loss on a subsequent conversion or other disposition of the Canadian currency.   This exchange gain or loss would be ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes.

U.S. Unitholders should consult their own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Taxes after 2012

For taxable years beginning after December 31, 2012, U.S. Unitholders that are individuals, estates or trusts whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including dividends on, and capital gains from the sale or other taxable disposition of, PEL Common Shares, subject to certain limitations and exceptions. U.S. Unitholders should consult their own tax advisor regarding the applicability of this tax to them.

Information Reporting; Taxpayer Identification Number and Backup Withholding

Dividends on PEL Common Shares generally will be subject to information reporting and backup withholding tax, currently at a rate of 28% (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2011), if a U.S. Unitholder (a) fails to furnish the U.S. Unitholder's correct U.S. taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that the U.S. Unitholder has previously failed to properly report items subject to backup withholding tax; or (d) fails to certify, under penalty of perjury, that the U.S. Unitholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified it that it is subject to backup withholding.  U.S. Unitholders that are corporations are generally excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under backup withholding will be allowed as a credit against the U.S. Unitholder’s U.S. federal income tax liability, if any, or will be refunded to the U.S. Unitholder, provided the U.S. Unitholder furnishes the required information to the IRS.  A U.S. Unitholder that does not provide a correct U.S. taxpayer identification number also may be subject to penalties imposed by the IRS.  U.S. Unitholders should consult their own tax advisor regarding the applicability to them of information reporting and backup withholding.

Reorganization Reporting

Certain significant U.S. Unitholders (generally those who own 5% or more by vote or value of the outstanding Trust Units prior to the Arrangement) must attach a statement to their U.S. federal income tax return for the taxable year in which the Arrangement occurs that contains the information required by Treasury Regulation Section 1.368-3(b). This statement must include, among other things, the U.S. Unitholder’s tax basis in the Trust Units exchanged in the Arrangement and a description of the PEL Common Shares received.  U.S. Unitholders should consult their own tax advisor about whether they are required to attach such a statement to their tax return.

INFORMATION CONCERNING THE TRUST

General

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and formed on January 25, 2001 pursuant to the Trust Indenture.  The head office of the Trust is located at Suite 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of the Trust is located at 3700, 400 - 3rd Avenue S.W., Calgary, AB  T2P 4H2.  Additional information relating to the Trust Units, the Initial 6.5% Debentures and the Supplemental 6.5% Debentures is set forth under the heading "Information Concerning The Trust, PEL, PMHLP, PERI and Other Entities" in the AIF incorporated by reference herein.

Recent Developments

Convertible Debenture Offering

On October 19, 2010, the Trust entered into a bought deal agreement with a syndicate of underwriters co-led by National Bank Financial Inc. and TD Securities Inc. and including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., Canaccord Genuity Corp., HSBC Securities (Canada) Inc. and FirstEnergy Capital Corp. (collectively, the "Underwriters") to issue up to $150 million principal amount of 5.75% Debentures.  The Trust has also granted to the underwriters an over-allotment option to purchase up to 15% of the principal amount of the 5.75% Debentures issued (up to an additional $22.5 million principal amount), exercisable in whole or in part, at the sole discretion of the underwriters at any time up until 30 days after the closing of the offering for the purposes of covering the underwriters' over-allocation position.

The 5.75% Debentures mature on December 31, 2017 (the "Maturity Date") and bear interest at a rate of 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 in each year.  The 5.75% Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of the Maturity Date and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $10.60 per Trust Unit, subject to adjustment in certain circumstances as provided in the indenture to be entered into by the Trust at the closing of the offering.  Upon conversion of the 5.75% Debentures, the Trust may elect to pay the holder of the 5.75% Debentures cash in lieu of delivering Trust Units.

In the event the Conversion is completed, Provident Energy will assume all covenants and obligations in respect of the 5.75% Debentures and will enter into a supplemental debenture trust indenture with Computershare Trust Company of Canada, as debenture trustee, at the closing of the Conversion.

Holders converting their 5.75% Debentures following the Arrangement will be entitled to receive PEL Common Shares, at the conversion price, being a conversion rate of 94.3396 PEL Common Shares per $1,000 principal amount of 5.75% Debentures, subject to adjustment.  Upon conversion of the 5.75% Debentures, Provident Energy may elect to pay the holder of the 5.75% Debentures cash in lieu of delivering PEL Common Shares.

Completion of the Conversion will not constitute a "Change of Control" under the indenture to be entered into by the Trust at the closing of the offering of the 5.75% Debentures.  As a result, Provident Energy will not be required to make an offer to purchase the 5.75% Debentures as a result of the Conversion.

The offering of the 5.75% Debentures will be made by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces of Canada and is expected to be completed on or about November 9, 2010.

Sale of the Trust's Oil and Natural Gas Production Business

On June 29, 2010, the Trust announced that it had completed a plan of arrangement with Midnight (the "Midnight Arrangement").  Unitholders overwhelmingly approved the Midnight Arrangement at a special meeting of Unitholders held on June 28, 2010.  Shareholders of Midnight also approved the Midnight Arrangement at a separate meeting of Midnight shareholders held on June 28, 2010.

The Midnight Arrangement resulted in the acquisition of the Trust's oil and natural gas production business by Midnight for total consideration valued at approximately $429 million, consisting of cash and common shares of Midnight.  The cash proceeds of approximately $120 million, net of transaction costs, were retained by the Trust and directed towards repayment of long-term debt under the Trust's revolving term credit facility.  Pursuant to the Midnight Arrangement, Unitholders received 0.12225 shares of Pace Oil &Gas Ltd. ("Pace") for every Trust Unit held.

For additional information concerning the Midnight Arrangement see (i) the joint Proxy Statement and Information Circular of the Trust and Midnight dated May 10, 2010 relating to the special meeting of the Unitholders and shareholders of Midnight held on June 28, 2010; (ii) the material change report dated April 29, 2010 relating to the entering into of the arrangement agreement providing for the sale of the Trust's Canadian oil and natural gas production business to Midnight; and (iii) the material change report dated July 12, 2010 relating to the completion of the Midnight Arrangement.  See "Information Concerning the Trust - Documents Incorporated by Reference" in this Information Circular.

Summary Description of the Business of the Trust

The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta pursuant to the Trust Indenture.  The Trust was established in 2001 pursuant to a reorganization of a predecessor of PEL completed by way of plan of arrangement.

The Trust indirectly holds interests in a natural gas liquids midstream processing and marketing business through its various subsidiaries.  Cash flow from the Trust's midstream business flows from its subsidiaries to the Trust by way of interest and principal repayments on notes and by way of partnership distributions from its subsidiaries to the Trust.  Distributable income generated by the interest payments, principal repayments and partnership distributions is then distributed monthly to the Unitholders.

PEL manages and administers the operating activities associated with the natural gas liquids midstream processing and marketing business held by the Trust's various subsidiaries.  The PEL Board has generally been delegated the significant management decisions of the Trust and supervises the management of the business and affairs of the Trust, including the business and affairs of the Trust delegated to PEL.

For further information about the Trust and the natural gas liquids midstream processing and marketing business, see "Information Concerning The Trust, PEL, PMHLP, PERI and Other Entities" in the AIF incorporated by reference herein.

Documents Incorporated by Reference

Information in respect of the Trust has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of PEL, Suite 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1, (403) 296-2233.  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.  Financial information respecting the Trust is provided in the Trust's financial statements and management's discussion and analysis, which are incorporated herein by reference.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the jurisdictions where the Trust is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the AIF;

(b)
the audited comparative consolidated financial statements of the Trust, together with the notes thereto and the auditors' report thereon, and management's discussion and analysis of the financial condition and operations of the Trust as at and for the year ended December 31, 2009;

(c)
(i) the Trust's Statement of Reserves Data and Other Oil and Gas Information on Form 51-101F1 dated March 11, 2010; (ii) the Form 51-101F2 - Report on Reserves Data by Independent Qualified Reserves Evaluator of McDaniel dated March 1, 2010; (iii) the Form 51-101F2 - Report on Reserves Data by Independent Qualified Reserves Evaluator of AJM dated March 1, 2010; and (iv) the Form 51-101F3 - Report of Management and Directors on Reserves Data and Other Information dated March 11, 2010;

(d)
the unaudited comparative consolidated interim financial statements of the Trust, together with the notes thereto, and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three and six months ended June 30, 2010;

(e)	the Provident 2010 Information Circular dated March 18, 2010 in connection with the annual and special meeting of Unitholders held on May 13, 2010;

(f)
the joint Proxy Statement and Information Circular of the Trust and Midnight dated May 10, 2010 relating to the special meeting of the Unitholders and shareholders of Midnight held on June 28, 2010 excluding (i) the section "Information Concerning Midnight Oil Exploration Ltd. - Documents Incorporated by Reference"; (ii) Appendix B -  Midnight Arrangement Resolution; (iii) Appendix F - Midnight Fairness Opinion; and (iv) Appendix G - Midnight COGP Business Statement of Reserves Data and Other Oil and Gas Information";

(g)
the material change report dated April 29, 2010 relating to the entering into of the arrangement agreement providing for the sale of the Trust's Canadian oil and natural gas production business to  Midnight;

(h)
the material change report dated July 12, 2010 relating to the completion of the plan of arrangement providing for the sale of the Trust's Canadian oil and natural gas production business to  Midnight; and

(i)	the material change report dated October 15, 2010 relating to the announcement of the proposed Conversion.

Any documents of the type described in section 11.1 of Form 44-101F1 - Short Form Prospectus, filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the day of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Prior Sales

The Trust has not issued or sold any Trust Units or securities convertible into Trust Units during the period October 29, 2009 to October 29, 2010, other than as follows:

•
An aggregate of 4,193,059 Trust Units were issued during this period pursuant to the DRIP for aggregate consideration of approximately $29.4 million.  See "Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan" in the AIF incorporated by reference herein.

•
On October 19, 2010, the Trust entered into a bought-deal agreement with a syndicate of underwriters to issue up to $172.5 million principal amount of 5.75% Debentures.  See "Information Concerning the Trust - Recent Developments" in this Information Circular.

Price Range and Trading Volume of Trust Units and Provident Debentures

The outstanding Trust Units are listed and posted for trading on the TSX under the symbol PVE.UN and the NYSE under the symbol PVX.  The Initial 6.5% Debentures and Supplemental 6.5% Debentures of the Trust are listed and posted for trading on the TSX under the symbol PVE.DB.C and PVE.DB.D, respectively.  On October 28, 2010, the closing price of the Trust Units on the TSX and the NYSE was $7.50 and U.S.$7.35, respectively, and the closing price of the Initial 6.5% Debentures and Supplemental 6.5% Debentures on the TSX was $102.50 and $101.26, respectively.

The following table summarizes the Trust Unit and Provident Debenture trading activity for the periods indicated on both the TSX and the NYSE, as applicable.

Toronto Stock Exchange

Trust Units (PVE.UN)

Period	High ($)	Low ($)	Volume (000's)

2009

September	6.46	5.54	5,880
October	7.22	5.64	7,290
November	7.36	6.46	6,144
December	7.35	6.71	4,912

2010

January	8.59	7.07	7,183
February	8.61	7.82	4,455
March	8.61	7.57	7,408
April	8.51	7.68	11,887
May	8.34	5.14	8,904
June	7.79	7.12	6,882
July	7.36	6.27	11,147
August	6.98	6.25	8,611
September	7.30	6.56	9,017
October 1 - 28	8.26	7.14	11,707

Initial 6.5% Debentures (PVE.DB.C)

Period	High ($)	Low ($)	Volume

2009

September	99.00	97.80	18,680
October	99.79	97.81	77,450
November	102.00	98.31	23,510
December	103.00	100.01	7,890

2010

January	102.94	100.81	17,420
February	102.45	101.00	7,445
March	102.20	101.25	13,340
April	102.18	101.01	15,000
May	101.75	100.01	20,030
June	102.15	100.02	30,030
July	106.00	101.50	14,700
August	102.89	101.82	39,670
September	104.95	102.11	24,770
October 1 - 28	103.84	102.21	32,230

Supplemental 6.5% Debentures (PVE.DB.D)

Period	High ($)	Low ($)	Volume

2009

September	99.99	98.25	36,240
October	100.00	98.56	27,420
November	101.75	99.50	25,950
December	101.99	100.50	14,930

2010

January	102.24	100.50	64,200
February	102.47	100.90	32,110
March	103.50	101.56	9,010
April	102.49	100.90	80,470
May	101.75	100.50	47,460
June	102.00	100.50	41,260
July	102.00	101.30	26,860
August	102.35	101.38	16,870
September	102.00	101.16	12,710
October 1 - 28	101.78	101.16	17,560

New York Stock Exchange

Trust Units (PVX)

Period	High (U.S.$)	Low (U.S.$)	Volume (000's)

2009

September	6.08	5.00	26,381
October	6.87	5.19	41,871
November	6.99	6.01	35,888
December	6.90	6.35	26,232

2010

January	6.82	6.30	39,692
February	6.84	5.86	29,249
March	7.58	6.45	30,354
April	7.64	6.81	37,156
May	8.26	6.36	43,358
June	8.51	7.60	24,037
July	8.40	7.44	27,475
August	8.21	7.30	28,035
September	7.94	7.65	23,467
October 1 - 28	7.90	7.02	32,337

Distributions to Unitholders

	Distribution Amount (Cdn$)	Distribution Amount (US$)
2001
March - December	$2.54	$1.64

2002
January - December	$2.03	$1.29

2003
January - December	$2.06	$1.47

2004
January - December	$1.44	$1.10

2005
January - December	$1.44	$1.20

2006
January - December	$1.44	$1.26

2007
January - December	$1.44	$1.35

2008
January - December	$1.38	$1.29

2009
January - December	$0.75	$0.67

2010
January	$0.06	$0.06
February	$0.06	$0.06
March	$0.06	$0.06
April	$0.06	$0.06
May	$0.06	$0.06
June	$0.06	$0.06
July	$0.06	$0.06
August	$0.06	$0.06
September	$0.06	$0.06
Total to date for 2010	$0.54	$0.54

On October 12, 2010, the Trust declared a distribution of $0.06 (U.S.$0.06) per Trust Unit which is payable on November 15, 2010 to Unitholders of record on October 22, 2010.  The Trust intends to declare a distribution of $0.06 (U.S.$0.06) per Trust Unit on or about November 15, 2010 which will be payable on December 15, 2010.

The Trust also intends to declare a distribution of $0.06 (U.S.$0.06) per Trust Unit in December 2010 to be paid in mid-January, 2011 which would be the final distribution of the Trust.

In addition to cash distributions, the Trust completed the sale of its oil and natural gas production business to Midnight pursuant to the Midnight Arrangement in the second quarter of 2010.  Pursuant to the Midnight Arrangement, Unitholders received 0.12225 shares of Pace for every Trust Unit held.  This issuance of the Pace shares was valued at $308.7 million, or $1.16 per unit (US$1.10 per unit).  See "Information Concerning the Trust - Recent Developments - Sale of the Trust's Oil and Natural Gas Production Business".

Legal Proceedings and Regulatory Actions

The Trust is not a party to any legal proceeding since the beginning of its most recently completed financial year, nor is the Trust aware of any contemplated legal proceeding involving the Trust or any of its property which involves a claim for damages exclusive of interest and costs that may exceed 10 percent of the current assets of the Trust.

To the knowledge of the Trust, there were no (i) penalties or sanctions imposed against the Trust or PEL by a court relating to securities legislation or by a securities regulatory authority during the Trust's last three financial years, (ii) penalties or sanctions imposed by a court or regulatory body against the Trust or PEL that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements the Trust or PEL entered into with a court relating to securities legislation or with a securities regulatory authority during the last three financial years.

Proxy Solicitation Agent and Depositary

Georgeson is acting as the Trust's proxy solicitation agent, for which it will be paid a fee of approximately $30,000 plus out-of-pocket expenses and per-call fees of $6.00 per call to retail Unitholders.  The Trust has also engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates representing Trust Units and Letters of Transmittal deposited pursuant to the Conversion.  The Depositary will receive reasonable and customary compensation for its services in connection with the Conversion, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Trust against certain liabilities under applicable securities laws and expenses in connection therewith.

No fee or commission is payable by any Unitholder who transmits its Trust Units directly to the Depositary.  Except as set forth above or elsewhere in this Information Circular, the Trust will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Trust Units pursuant to the Conversion.

Auditors, Transfer Agent and Registrar and Trustee

The auditors of the Trust are PricewaterhouseCoopers llp, Chartered Accountants, 111 - 5th Avenue SW, Suite 3100, Calgary, Alberta T2P 5L3.

The transfer agent and registrar for the Trust Units is Computershare at its principal offices in Calgary, Alberta, Toronto, Ontario and Denver, Colorado.

The trustee for the Provident Debentures is Computershare at its principal offices in Calgary, Alberta and Toronto, Ontario.

INFORMATION CONCERNING PROVIDENT ENERGY LTD.

Notice to Reader

Unless otherwise noted, the disclosure in this Information Circular has been prepared assuming that the Conversion has been completed.  Provident Energy, the successor to PEL following the amalgamation of PEL and Newco pursuant to the Conversion, will be the publicly listed corporation resulting from the reorganization of the Trust into a corporation pursuant to the Conversion.

Corporate Structure

Name, Address and Incorporation

PEL is a corporation the common shares of which are wholly-owned by the Trust.  PEL was incorporated under the ABCA on January 19, 2001.  PEL is a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and Québec.  Pursuant to a Mutual Reliance Review System decision document dated January 5, 2005, PEL is relieved from the continuous disclosure obligations of applicable securities legislation subject to certain conditions.

The principal business of PEL is to manage and administer the operating activities associated with the natural gas liquids midstream processing and marketing business held by the Trust's various subsidiaries.  PEL currently has over 300 employees, consultants and contract operators at its head office location and in several field offices within the operating areas of the midstream facilities in Redwater and Empress, Alberta, Sarnia, Ontario, Lynchburg, Virginia and Houston, Texas.

The PEL Board has generally been delegated the significant management decisions of the Trust and supervises the management of the business and affairs of the Trust, including the business and affairs of the Trust delegated to PEL.

The head office of PEL is located at Suite 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PEL is located at 3700, 400 - 3rd Avenue S.W., Calgary, AB  T2P 4H2.

For further information about PEL and the natural gas liquids midstream processing and marketing business, see "Incorporation and Structure", "Intercorporate Relationships" and "Information Concerning The Trust, PEL, PMHLP, PERI and Other Entities" in the AIF incorporated by reference herein.

General Development of the Business

For a detailed description of the historical development of the business of the Trust, PEL and their subsidiaries, see "General Development of the Business of Provident" in the AIF.  For a description of the business to be carried on by Provident Energy following completion of the Conversion, see "Description of the Business" below.

Upon completion of the Conversion, Provident Energy will become a reporting issuer in each of the provinces of Canada and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Description of the Business

If approved by Unitholders, the Conversion will result in the reorganization of the Trust's trust structure into a corporation, Provident Energy.  Upon completion of the Conversion, Provident Energy and its subsidiaries will carry on the business currently carried on by the Trust, PEL and their subsidiaries.  The Provident Energy Board and senior management of Provident Energy following the Conversion will be comprised of the current members of the PEL Board and senior management of PEL immediately prior to the Conversion.  For a detailed description of the Trust's natural gas liquids midstream processing and marketing business which will continue to be carried on by Provident Energy if the Conversion is completed, see "Information Concerning The Trust, PEL, PMHLP, PERI and Other Entities" in the AIF incorporated by reference in this Information Circular.

If the Conversion is completed, the business of the Trust will continue to be carried on as before the Effective Date.   Provident Energy's financial position, risks and outlook after the Conversion is completed will be substantially the same as those outlined in the management's discussion and analysis of the Trust for the year ended December 31, 2009 and the AIF incorporated by reference in this Information Circular.

Since the Conversion will not result in a change in control for accounting purposes, it will be treated as a change in business form and will be accounted for as a continuity of interests.  Accordingly, there will be no direct adjustments to the carrying values of the assets and liabilities of the Trust to reflect the Conversion.

In 2011, Provident Energy will begin to report its financial results under International Financial Reporting Standards ("IFRS").  As the Trust is continuing to finalize its IFRS accounting policies, as at the date of this Information Circular, it is not able to provide additional guidance as to what additional changes may result under IFRS.

Provident Energy will indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services.  Provident Energy's directors and officers will also be covered by directors' and officers' liability insurance.

Readers are encouraged to review the Trust's management's discussion and analysis for the year ended December 31, 2009 and for the three and six months ended June 30, 2010, which have been filed on SEDAR at www.sedar.com and which are incorporated by reference in this Information Circular.

Description of Capital Structure

The authorized capital of PEL consists of an unlimited number of PEL Common Shares, Exchangeable Shares, issuable in series, Series A Exchangeable Shares, Series B Exchangeable Shares, Series C Exchangeable Shares and Series D Exchangeable Shares.  As of the date hereof, there is one PEL Common Share issued and outstanding, which is held by the Trust.  There are no Exchangeable Shares, issuable in series, Series A Exchangeable Shares, Series B Exchangeable Shares, Series C Exchangeable Shares and Series D Exchangeable Shares issued and outstanding.

Under the Plan of Arrangement, the articles of incorporation of PEL will be amended to remove the authorized Exchangeable Shares, issuable in series, Series A Exchangeable Shares, Series B Exchangeable Shares, Series C Exchangeable Shares and Series D Exchangeable Shares.

Each PEL Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of PEL and to one vote at such meetings.  All such PEL Common Shares are entitled to share equally in any distribution of the assets of PEL upon the liquidation, dissolution, bankruptcy or winding-up of PEL or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.  Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the common shares.

The PEL Common Shares are not currently listed for trading on any stock exchange.  The TSX has conditionally approved the listing of the PEL Common Shares issuable under the Arrangement, Provident Debentures and PEL Common Shares issuable on conversion of Provident Debentures on the TSX.  The Trust has also applied to list the PEL Common Shares issuable under the Arrangement and the PEL Common Shares issuable upon conversion of the Provident Debentures to be assumed by PEL on the NYSE.  Listing will be subject to PEL or Provident Energy, as the case may be, fulfilling all of the requirements of the TSX and NYSE, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Pro Forma Consolidated Capitalization

The following table sets forth the unaudited pro forma consolidated capitalization of Provident Energy as at December 31, 2009 and as at June 30, 2010, before and after giving effect to the Conversion.

Designation	Authorized	As at December 31, 2009	As at June 30, 2010 before giving effect to the Conversion	As at June 30, 2010 after giving effect to the Conversion
(in millions of dollars except Trust Unit and Share amounts)
Long Term Debt(1)	--	$264.8(2)	$243.3(3)	$99.8 (3)(4)

Initial 6.5% Debentures(5)	$100.0	$94.5	$95.3	$95.3

Supplemental 6.5% Debentures(6)	$150.0	$146.0	$147.5	$147.5

5.75% Debentures	$150.0(7)	--	--	$143.5(7)

Trust Units	Unlimited	$2,834.2(8) (264.3 million Trust Units)	$2,847.8(9) (266.1 million Trust Units)	--

PEL Common Shares	Unlimited	$-- (1 PEL Common Share)	$-- (1 PEL Common Share(10))	$2,847.8 (266.1 million PEL Common Shares(11))

Notes:
(1)	Does not include the Initial 6.50% Debentures, the Supplemental 6.50% Debentures and 5.75% Debentures which are disclosed separately in the table.

(2)
At December 31, 2009, Provident had a credit facility (the "Old Facility") with a borrowing base of $959 million available to it through a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions. Provident was permitted to draw on the Old Facility by way of Canadian prime rate loans, U.S. base rate loans, bankers acceptances, letter of credit or LIBOR loans.  At December 31, 2009 the effective interest rate of the Old Facility was 1.4%. At December 31, 2009 Provident had $27.2 million in letters of credit outstanding that guaranteed Provident's performance under certain commercial and other contracts. The Old Facility was secured by a first fixed and floating charge debenture, a general assignment of book debts and a negative pledge.  The Old Facility was replaced by the Credit Facility (as defined below) effective June 29, 2010.

(3)
As of June 29, 2010, Provident entered into a credit facility (the "Credit Facility") with a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the Credit Facility, the Lenders have agreed to provide the Trust with a credit facility of $500 million under an accordion feature which can be increased to $750 million at the option of the Trust.  The Credit Facility also provides for a separate $60 million letter of credit facility.  The terms of the Credit Facility have a revolving three year period expiring on June 28, 2013.  The Trust may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker's acceptances or LIBOR loans.  At June 30, 2010 the effective interest rate of the outstanding Credit Facility was 3.4 percent.  At June 30, 2010 Provident had $33.5 million in letters of credit outstanding that guarantee Provident’s performance under certain commercial and other contracts.  The Credit Facility is secured by a first fixed and floating charge debenture, a general assignment of book debts and a negative pledge.

(4)
Assumes that the net proceeds of the offering of the 5.75% Debentures, before any exercise of the over-allotment option, are initially applied to repay indebtedness under the Credit Facility.  See "Information Concerning the Trust - Recent Developments" in this Information Circular.  If the over-allotment option is exercised in full and the net proceeds are applied to initially repay indebtedness under the Credit Facility, the long-term debt at June 30, 2010 would be $78.2 million.

(5)
The Initial 6.50% Debentures bear interest at a rate of 6.50% per year payable semi-annually in arrears.  The Initial 6.50% Debentures mature on August 31, 2012. The Initial 6.50% Debentures are convertible into Trust Units at the option of the holder at a conversion price of $11.56 per Trust Unit at any time prior to the earlier of the maturity date or the date on which the Initial 6.50% Debentures are redeemed by the Trust.  The face value of the outstanding Initial 6.50% Debentures at June 30, 2010 was $99.0 million.

(6)
The Supplemental 6.50% Debentures bear interest at a rate of 6.50% per year payable semi-annually in arrears.  The Supplemental 6.50% Debentures mature on April 30, 2011.  The Supplemental 6.50% Debentures are convertible into Trust Units at the option of the holder at a conversion price of $12.40 per Trust Unit at any time prior to the earlier of the maturity date or the date on which the Supplemental 6.50% Debentures are redeemed by the Trust.  The face value of the outstanding Supplemental 6.50% Debentures at June 30, 2010 was $150.0  million.

(7)
Excludes up to $22,500,000 principal amount of 5.75% Debentures which may be issued upon exercise of the over-allotment option.  See "Information Concerning the Trust - Recent Developments" in this Information Circular.

(8)
As at December 31, 2009, the Trust's Unitholders' equity consisted of $2,834.2 million of net Unitholders' contributions, $337.0 million of accumulated income, $15.9 million of the equity component of the convertible debentures, contributed surplus of $3.0 million less $1,808.7 million of accumulated cash distributions on the Trust Units.

(9)
As at June 30, 2010, the Trust's Unitholders' equity consisted of $2,847.80 million of net Unitholders' contributions, $15.9 million of the equity component of the convertible debentures, contributed surplus of $3.0 million less $2,212.8 million of accumulated distributions on the Trust Units and $68.3 million of accumulated loss.

(10)	The PEL Common Share held by the Trust will be cancelled in connection with the Conversion.
(11)	Assumes that the same number of Trust Units are outstanding on the Effective Date as were outstanding on June 30, 2010.

Dividend Record and Policy

Following the Conversion, Provident Energy's new dividend level, beginning with the January 2011 dividend, is anticipated to be $0.045 per PEL Common Share per month.  However, all decisions with respect to the declaration of dividends on the PEL Common Shares will be made by the Provident Energy Board on the basis of Provident Energy's earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by Provident Energy, commodity prices and access to capital markets, as well as the satisfaction of liquidity and solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends.

It is anticipated that the dividends will be "eligible dividends" for Canadian income tax purposes and thus qualify for the enhanced gross-up and dividend tax credit regime for certain shareholders of Provident Energy; however, no assurance can be given that all dividends will be designated as eligible dividends.  See "Certain Canadian Federal Income Tax Considerations".

See "The Conversion - Dividend Policy" and "Certain Canadian Federal Income Tax Considerations" in the Information Circular.

Prior Sales

PEL has not issued any PEL Common Shares other than the one PEL Common Share currently held by the Trust which will be cancelled under the Arrangement.  PEL Common Shares will be issued to Unitholders pursuant to the Conversion in consideration for the transfer of their Trust Units to Provident Energy as part of the Conversion.

On January 1, 2010, PEL issued an aggregate of $1,228,839 Series D Exchangeable Shares in connection with an internal reorganization involving a subsidiary of the Trust.  These Series D Exchangeable Shares were immediately redeemed by PEL in exchange for a note in the amount of $1,228,839.

Escrowed Securities

To the knowledge of the PEL Board, as of the date hereof, no securities of Provident Energy are anticipated to be held in escrow following completion of the Conversion.

Options to Purchase Securities

There are currently no options to purchase PEL Common Shares or any other securities of PEL outstanding.  As of the date hereof, no options to purchase PEL Common Shares or any other securities of PEL are anticipated to be granted immediately following completion of the Conversion.

Principal Shareholders

As of the date hereof, the Trust is the sole shareholder of PEL, holding one PEL Common Share.  To the knowledge of the PEL Board, no person or company will, following the Conversion, beneficially own, control or direct, directly or indirectly, more than 10 percent of the voting rights attached to the outstanding Provident Energy Common Shares.

Directors and Executive Officers

The Provident Energy Board following the Conversion will be comprised of the current members of the PEL Board.  In addition, the officers of PEL immediately prior to the Conversion will continue to be officers of Provident Energy following the Conversion.  For a detailed description of the directors and officers of PEL, see "Directors and Officers" in the AIF.

Following completion of the Conversion, the Provident Energy Board will have three committees: (i) Audit Committee, (ii) Governance, Human Resources and Compensation Committee, and (iii) Environmental, Health and Safety Committee.  It is currently anticipated that the Audit Committee will be comprised of Mr. Billing (Chair), Mr. Libin and Mr. Smith; the Governance, Human Resources and Compensation Committee will be comprised of Mr. Gish (Chair), Mr. Shaikh and Mr. Zaozirny; and the Environmental, Health and Safety Committee will be comprised of Mr. Fergusson (Chair), Mr. Findlay and Dr. Mitchell.  The governance policies of Provident Energy following the Conversion are expected to be substantially similar to the current governance policies of the Trust and PEL.  For a detailed description of the current composition of the committees of the PEL Board and the Trust's governance policies, see "Corporate Governance" in the Provident 2010 Information Circular.

Compensation of Directors and Executive Officers

The compensation of the directors and executive officers of Provident Energy will be determined in the normal course following the completion of the Conversion.  Provident Energy's compensation policies following the Conversion are expected to initially be similarly structured to those of PEL.  For a detailed description of the compensation of the directors and executive officers of PEL, see "Board of Directors' Compensation" and "Statement of Executive Compensation" in the Provident 2010 Information Circular.

Indebtedness of Directors and Executive Officers

There exists no indebtedness of the directors or executive officers of PEL, or any of their associates, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by PEL.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of PEL, other than as disclosed in the Provident 2010 Information Circular, no director or executive officer of PEL: (a) are, as at the date hereof, or have been, within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this Information Circular, or have been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of the insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

Penalties or Sanctions

To the knowledge of PEL, other than as disclosed in the Provident 2010 Information Circular, no director or executive officer of PEL, nor any personal holding company thereof owned or controlled by them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of PEL, other than as disclosed in the Provident 2010 Information Circular, in the last ten years, no director or executive officer of PEL, nor any personal holding company thereof owned or controlled by them, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.

Conflicts of Interest

Except as disclosed in this Information Circular, no director or senior officer of PEL or other insider of PEL, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with PEL or any of their subsidiaries.

Legal Proceedings and Regulatory Actions

Other than the proceedings relating to the approval of the Conversion, there are no legal proceedings or regulatory actions to which PEL is a party or in respect of which any of its assets are the subject matter, which are material to PEL and PEL is not aware of any such proceedings that are contemplated.

Interest of Management and Others in Material Transactions

Other than as discussed herein, there are no material interests, direct or indirect, of directors, executive officers, any Unitholder who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10 percent of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the most recently completed financial year or in any proposed transaction which has materially affected or would materially affect PEL or any of their subsidiaries.

Auditors, Transfer Agent and Registrar

Auditors

The auditors of Provident Energy, upon completion of the Conversion, will continue to be PricewaterhouseCoopers llp, Chartered Accountants, Calgary, Alberta, the current auditors of the Trust.

Transfer Agent, Registrar and Trustee

The transfer agent and registrar for the PEL Common Shares will be Computershare at its principal offices in Calgary, Alberta, Toronto, Ontario and Denver, Colorado.  The trustee for the Provident Debentures and the 5.75% Debentures will be Computershare at its principal offices in Calgary, Alberta and Toronto, Ontario.

Material Contracts

There are no material contracts entered into by the Trust, PEL or their subsidiaries during the most recently completed financial year or since January 1, 2002 and which are still in effect, other than contracts entered into in the ordinary course of business and other than (a) the Trust Indenture described herein under the heading "Information Concerning the Trust, PEL, PMHLP, PERI and Other Entities" in the AIF; (b)  the Credit Facility described herein in Note (3) under the heading "Information Concerning Provident Energy Ltd.  - Pro Forma Consolidated Capitalization"; (c)  the Arrangement Agreement; and (d)  the Unitholder Rights Plan.

Each of the material contracts has been filed on SEDAR and is available under the Trust's issuer profile at www.sedar.com.  A copy of the Arrangement Agreement is also attached as Appendix "C" to this Information Circular.

In addition, if the Conversion is completed on the Effective Date and the Unitholders vote in favour of the adoption of the Shareholder Rights Plan, Provident Energy will enter into the Shareholder Rights Plan Agreement with Computershare in order to implement the Shareholder Rights Plan on the Effective Date.  A copy of the Shareholder Rights Plan Agreement is attached as Appendix "D" to this Information Circular.  In the event that Unitholders do not approve the Conversion, Unitholders will be asked to approve the Unitholder Rights Plan, which is substantially similar to the Shareholder Rights Plan attached as Appendix "D" to this Information Circular and summarized herein.

RISK FACTORS

Risk Factors Relating to the Conversion

An investment in Trust Units or PEL Common Shares involves numerous risks and uncertainties.  The risks associated with an investment in Trust Units, along with the risks associated with the Trust's business, are described in the AIF and the management's discussion and analysis for the year ended December 31, 2009, both of which are incorporated by reference in this Information Circular.  The risks associated with the Trust's natural gas liquids midstream processing and marketing business will continue to apply to the new structure, with any references to the Trust being replaced with Provident Energy, and such other changes as may be necessary to reflect the new structure resulting from the Conversion and related transactions.  In addition, there are risks associated with the Conversion itself.  Set forth below is a summary of certain additional risk factors relating to the Conversion, the activities of Provident Energy and the ownership of PEL Common Shares following the Effective Date which prospective investors should carefully consider.  Unitholders should carefully review and consider all risk factors, as well as the other information contained in the documents forming the Trust's public disclosure record, before making an investment decision.

Required Judicial and Regulatory Approvals

Completion of the steps contemplated by the Arrangement Agreement and the Plan of Arrangement requires that the Trust obtain judicial and regulatory approvals.  Such approvals include, without limitation, issuance of the Final Order and conditional approval of the TSX and approval of the NYSE for the listing of the PEL Common Shares.  Failure to obtain the Final Order, TSX and NYSE approvals or other regulatory approvals on terms acceptable to the PEL Board could result in a decision to not proceed with the Conversion.  If any of the required approvals cannot be obtained on terms satisfactory to the PEL Board, or at all, the Arrangement Agreement (including the Plan of Arrangement) may have to be amended in order to mitigate the negative consequence of the failure to obtain any such approval.  In the event that the Arrangement Agreement or Plan of Arrangement cannot be amended so as to mitigate the negative consequences of the failure to obtain a required approval or consent, the Conversion may not proceed.  See "The Conversion - Arrangement Agreement".

Failure to Realize Anticipated Benefits of the Conversion

While the Trust believes that it will achieve the benefits described in this Information Circular (see "Background to and Reasons for the Arrangement - Anticipated Benefits of the Conversion"), there is no guarantee that the Trust will realize any of the benefits, whether as described or at all.

Credit Facilities and Third Party Debt

Provident Energy is expected to be able to comply with the requirements of the credit facility with a syndicate of banks such that Provident Energy will be entitled to assume the obligations of the Trust thereunder without triggering any event of default or obligation to repay the amounts owing thereunder.  These requirements are prescribed in such credit facility and are generally minor in nature.

Dilution of Provident Energy Shareholders

Provident Energy will be authorized to issue an unlimited number of PEL Common Shares for consideration and on terms and conditions as established by the Provident Energy Board without the approval of Shareholders.  Shareholders will have no pre-emptive rights in connection with such further issues.

U.S. Federal Income Taxes Payable by the Trust as a Result of the Conversion

The Conversion should constitute a tax-deferred transaction for U.S. federal income tax purposes, which means in general that the Trust would not be subject to U.S. federal income tax as a result of the Conversion.  However, a transaction may be taxable under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") even if the transaction is otherwise tax-deferred.  Under FIRPTA, U.S. federal income tax is imposed on a transfer by a foreign person of a United States real property interest ("USRPI").  Stock of a domestic corporation is a USRPI for FIRPTA purposes if, at any time during the five-year period preceding the transfer, the fair market value of the domestic corporation's USRPIs was at least 50% of the sum of the fair market values of its USRPIs, its interests in real property located outside the U.S., and its other trade or business assets.  The stock that the Trust owns in Pro Holding Company ("PHC") is a USRPI under this rule.  However, an exception to this rule applies if PHC no longer owns any USRPIs and has disposed of all of the USRPIs that it owned during the past five years in transactions in which all of the gain was recognized (the "purging exception").  It is anticipated that all of the remaining USRPIs now owned by PHC and its subsidiaries will be sold to a nonconsolidated affiliate in a taxable transaction prior to the Effective Date.  If the purging exception applies to PHC, the Trust's transfer of PHC stock pursuant to the Conversion will not be subject to tax under FIRPTA.  However, there is no assurance that the purging exception will apply to PHC or that the Trust's transfer of PHC stock will not be subject to U.S. federal income tax.

Risk Factors Relating to the Activities of Provident Energy and the Ownership of PEL Common Shares

The following is a list of certain risk factors relating to the activities of Provident Energy and its affiliates and the ownership of PEL Common Shares following the Effective Date:

•
the financial condition, operating results and future growth of Provident Energy will be substantially dependent on the prevailing and expected commodity prices.  Any substantial and extended decline in the Canadian dollar based price of crude oil or natural gas will have an adverse effect on the revenues, profitability and cash from operating activities of Provident Energy;

•
the uncertainty of future dividend payments by Provident Energy and the level thereof as Provident Energy's dividend strategy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, Provident Energy's operational performance, Provident Energy's operating and capital obligations, net income, cash from operating activities, net debt levels, Canadian dollar commodity prices, access to capital markets and timing and level of income tax payments, as well as the satisfaction of liquidity and solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends.  Further, future treatment of dividends for tax purposes will be subject to the nature and composition of Provident Energy's dividends and potential legislative and regulatory changes;

•	the level of Provident Energy's indebtedness from time to time could impair Provident Energy's ability to obtain additional financing on a timely basis;

•	Provident Energy may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Provident Energy which may be dilutive; and

•	the inability of Provident Energy to manage growth effectively could have a material adverse impact on its business, operations and prospects.

In addition, for a description of risk factors in respect of the structure of the Trust, see "Risk Factors" in the AIF and "Risk Management" in the Trust's management discussion and analysis for the year ended December 31, 2009, each of which is incorporated by reference herein.  Unitholders should carefully consider all risk factors set out herein and in the AIF and in the Trust's management discussion and analysis for the year ended December 31, 2009.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Consideration and voting in respect of the approval of the Shareholder Rights Plan will occur only if the Conversion Resolution has been approved by Unitholders.

Approval of the Shareholder Rights Plan

If the Conversion is not approved, Unitholders will be asked to approve the Unitholder Rights Plan adopted by the Trust on July 14, 2010, which is substantially similar to the proposed Shareholder Rights Plan summarized below, other than having different terminology in certain instances to account for the difference between a trust and a corporation.

At the Meeting, the Unitholders will be asked to consider and, if deemed advisable, approve the Shareholder Rights Plan, which will replace the Unitholder Rights Plan on the Effective Date.  If the Conversion Resolution is approved and the Conversion is implemented, the Unitholder Rights Plan will be terminated and the Unitholder Rights will be cancelled as a step in the Arrangement.  The Shareholder Rights Plan is, therefore, being sought to provide PEL with a comparable plan to the Unitholder Rights Plan.  The Shareholder Rights Plan is substantially the same in all material respects as the Unitholder Rights Plan, with only such changes as are necessary to reflect differences between the Trust and its capital structure compared to Provident Energy and its capital structure.  The following is a brief summary of the Shareholder Rights Plan which is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement set out in Appendix "D" hereto.  The approval of the Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction.

Purpose of the Plan

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for Provident Energy.  Takeover bids may be structured to be coercive or may be initiated at a time when the Provident Energy Board will have a difficult time preparing an adequate response to the offer.  Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment.  Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share or trust unit consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of Provident Energy and gives the Provident Energy Board time if, in the circumstances, the Provident Energy Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding PEL Common Shares.  As set forth in detail below, the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any PEL Common Shares which may be acquired or held by such a bidder will be significantly diluted.  The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of PEL Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire PEL Common Shares at a substantial discount to prevailing market prices.  The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Shareholder Rights Plan.  Accordingly, the Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Provident Energy Board to negotiate a mutually acceptable transaction.  The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that in any takeover bid for outstanding PEL Common Shares of the Shareholders, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan is not being proposed to prevent a takeover of Provident Energy, to secure the continuance of management or the directors of Provident Energy in their respective offices or to deter fair offers for the PEL Common Shares.

Term

Provided the Shareholder Rights Plan is approved at the Meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until termination of the annual meeting of Shareholders in 2013 unless the term of the Shareholder Rights Agreement is extended beyond such date by resolution of Shareholders at such meeting.

Issuance of Rights

The Rights Plan provides that one right (a "Right") will be issued by Provident Energy pursuant to the Rights Agreement in respect of each Voting Share outstanding as of the close of business (Calgary time) (the "Record Time") on the Effective Date.  "Voting Shares" include the PEL Common Shares and any other shares of Provident Energy entitled to vote generally in the election of all directors.  One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

As of the Effective Date, the only Voting Shares outstanding will be the PEL Common Shares.  The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying PEL Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their PEL Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for PEL Common Shares issued after the Record Time. Rights are also attached to PEL Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend.  Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the PEL Common Shares and will not be exercisable or transferable separately from the PEL Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the PEL Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated PEL Common Shares at the "Separation Time" which is generally (subject to the ability of the Provident Energy Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.
a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person", meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a "Permitted Bid" or "Competing Permitted Bid" (as defined below); (iii) acquisitions of Voting Shares in respect of which the Provident Energy Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

2.
the date of commencement of, or the first public announcement of an intention of any person (other than Provident Energy or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one PEL Common Share at an initial "Exercise Price" equal to three times the "Market Price" at the Separation Time.  The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.  Following a transaction which results in a person become an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of PEL Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price.  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void.  A Flip-In Event does not include acquisitions approved by the Provident Energy Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

•	the takeover bid must be made by means of a takeover bid circular;

•	the takeover bid is made to all holders of Voting Shares on the books of Provident Energy, other than the offeror;

•
no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

•
no Voting Shares are taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days after the date of the take-over bid (the minimum period required under securities law); and (ii) 60 days (or such shorter period of time as may be permitted by the Provident Energy Board from time to time) following the date of the takeover bid;

•
Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

•
if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

1.
the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

2.
the Shareholder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and

3.
no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender Voting Shares to the Lock-Up Bid.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Provident Energy Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Provident Energy Board considers fair to all Shareholders. In such circumstances, the Provident Energy Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Provident Energy Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such earlier or later date as may be specified by the Provident Energy Board. With the prior consent of the holders of Voting Shares, the Provident Energy Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Provident Energy Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Provident Energy Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding PEL Common Shares, pro rata distributions to holders of PEL Common Shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the PEL Board

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Provident Energy Board to act honestly and in good faith with a view to the best interests of Provident Energy.  The Provident Energy Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

Provident Energy may make amendments to the Rights Agreement at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Rights Agreement due to changes in any applicable legislation, regulations or rules.  Provident Energy may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Rights Agreement.

Voting Requirements

The approval of the Shareholder Rights Plan must be confirmed by a majority of not less than 50 percent plus one of the votes cast by Unitholders in person or by proxy at the Meeting.  The Trust is not aware of any Unitholder who will be ineligible to vote on the approval of the Shareholder Rights Plan at the Meeting.  The PEL Board recommends that Unitholders vote FOR the resolution approving the Shareholder Rights Plan and any Rights issued pursuant thereto.

At the Meeting, Unitholders will be asked to consider and, if deemed appropriate, to pass the following resolution:

"RESOLVED THAT:

1.
The adoption of the Shareholder Rights Plan substantially as described in the Information Circular is hereby approved, and Provident Energy is hereby authorized to enter into an agreement with Computershare Trust Company of Canada (or such other person as may be appropriate in the circumstances), as rights agent, to implement the Shareholder Rights Plan and to issue rights thereunder.

2.	The PEL Board or Provident Energy Board, as the case may be, may revoke this resolution before it is acted upon, without further approval of the Unitholders.

3.
Any one or more directors or officers of PEL or Provident Energy, as the case may be, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution approving and adopting the Shareholder Rights Plan (or the Unitholder Rights Plan if the Conversion is not approved).

PRINCIPAL HOLDERS OF TRUST UNITS

As at October 20, 2010, and to the knowledge of the directors and senior officers of PEL, no person or company beneficially owned, or exercised control or direction, directly or indirectly, over more than 10 percent of the issued and outstanding Trust Units.

As of October 20, 2010, the directors and senior officers of PEL beneficially owned, directly or indirectly, or exercised control or direction over, 815,515 Trust Units representing less than one percent of the issued and outstanding Trust Units.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Neither Computershare, the Trust, PEL nor any director or executive officer of PEL, nor any other insider of the Trust or PEL, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2009, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or PEL, except as otherwise disclosed in this Information Circular or the documents incorporated by reference herein.

GENERAL PROXY MATTERS

Solicitation of Proxies

The Information Circular is furnished in connection with the solicitation of proxies by the management of PEL in connection with the Meeting.  The persons named as proxyholders in the proxy form are directors or officers of PEL.  In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of PEL without special compensation.

The cost of such solicitation will be borne by the Trust.  Georgeson is acting as the Trust's proxy solicitation agent. Georgeson will be paid a fee of approximately $30,000 plus out-of-pocket expenses and per-call fees of $6.00 per call to retail Unitholders.  The total cost of soliciting proxies and mailing the materials in connection with the Meeting will be borne by the Trust.  In addition, the Trust may retain other proxy solicitation agents or dealer-managers as required, for usual compensation.

Signature on Proxy

The form of proxy must be executed by the Unitholder; or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. А proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Trust).

Voting of Proxy

The persons named in the accompanying form of proxy will vote the Trust Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. In the absence of such direction, the Trust Units will be voted FOR the approval of the Conversion Resolution and the other matters to be considered at the Meeting.

Exercise of Discretion

The proxyholder has discretion under the accompanying form of proxy to consider matters relating to the Conversion that are not yet determined.  At the date of this Information Circular, management of PEL knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.  Holders of Trust Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Procedure and Votes Required

The Interim Order provides that each holder of Trust Units at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.  Pursuant to the Interim Order, (a) each Trust Unit entitled to be voted at the Meeting will entitle the Unitholder to one vote at the Meeting in respect of the Conversion Resolution and the other matters to be considered at the Meeting; (b) the number of votes required to pass the Conversion Resolution must be at least 66⅔% of the votes cast by all Unitholders, either in person or by proxy, voting together as a single class at the Meeting; and (c) the quorum at the Meeting shall be two persons present in person, each being a Unitholder entitled to vote thereat or a duly appointed proxyholder or representative for a Unitholder so entitled, representing in the aggregate not less than 25% of the aggregate number of outstanding Trust Units.  If a quorum is present at the opening of the Meeting, the Unitholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting.  If a quorum is not present at the opening of the Meeting, the Unitholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com.  Financial information concerning the Trust and its business affairs is provided in its financial statements for the year ended December 31, 2009 and the three and six months ended June 30, 2010 and the accompanying management's discussion and analysis, all of which are incorporated by reference herein.  Copies of the Trust's financial statements and related management's discussion and analysis are available upon request, without charge, from the Corporate Secretary of PEL at Suite 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1, and can be accessed on SEDAR at www.sedar.com.

Unitholders who wish additional information about the Conversion may also contact Georgeson toll free at 1-866-656-4123.

AUDITORS' CONSENT

We have read the information circular and proxy statement (the "Information Circular") of Provident Energy Trust (the "Trust") dated October 29, 2010 with respect to a plan of arrangement involving the Trust, Provident Energy Ltd., 1564911 Alberta ULC and holders of trust units of the Trust ("Unitholders"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Information Circular of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2009 and 2008 and the related consolidated statements of operations and accumulated income, comprehensive and accumulated other comprehensive income and cash flows for each of the years then ended. Our report is dated March 11, 2010.

(Signed) PricewaterhouseCoopers llp
Chartered Accountants

Calgary, Alberta
October 29, 2010

CONSENT OF MACLEOD DIXON LLP

We hereby consent to the reference to our opinion contained under the heading "Certain Canadian Federal Income Tax Considerations" in the information circular and proxy statement (the "Information Circular") of Provident Energy Trust (the "Trust") dated October 29, 2010 relating to the plan of arrangement involving the Trust, Provident Energy Ltd., 1564911 Alberta ULC and holders of trust units of the Trust and to the inclusion of the foregoing opinion in the Information Circular.

(Signed) Macleod Dixon llp

Calgary, Alberta
October 29, 2010

CONSENT OF ANDREWS KURTH LLP

We hereby consent to the reference to our opinion contained under the heading "Certain United States Federal Income Tax Considerations" in the information circular and proxy statement (the "Information Circular") of Provident Energy Trust (the "Trust") dated October 29, 2010 relating to the plan of arrangement involving the Trust, Provident Energy Ltd., 1564911 Alberta ULC and holders of trust units of the Trust and to the inclusion of the foregoing opinion in the Information Circular.

(Signed) Andrews Kurth llp

New York, New York
October 29, 2010

APPENDIX "A"

CONVERSION RESOLUTION

"WHEREAS the capitalized terms not otherwise defined in this resolution shall have the same meaning as in the Information Circular and Proxy Statement of Provident Energy Trust dated October 29, 2010;

BE IT RESOLVED THAT:

1.
The Arrangement under section 193 of the ABCA substantially as set forth in the Plan of Arrangement attached as Schedule "A" to Appendix "C" to the Information Circular and all transactions contemplated thereby, be and are hereby authorized and approved;

2.
the Arrangement Agreement, a copy of which is attached as Appendix "C" to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.
PEL, as the administrator of the Trust, and for and on its own behalf, is hereby authorized to apply for a final order from the Court of Queen's Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Information Circular);

4.
PEL, as the administrator of the Trust, and for and on its own behalf, is hereby authorized to make any amendments to the Trust Indenture and the Provident Debenture Indenture as necessary to facilitate the Arrangement, including without limitation, the dissolution of the Trust, and as may be provided in the Arrangement Agreement;

5.
notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Unitholders or that the Arrangement has received the approval of the Court of Queen's Bench of Alberta, any director or officer of PEL, as the administrator of the Trust, and for and on its own behalf, is hereby authorized, and empowered to, without further notice to or approval, amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions; and

6.
any director or officer of PEL is hereby authorized, for and on behalf of the Trust, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

A-1

APPENDIX "B"

INTERIM ORDER

Action No.  1001-15799

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE
BUSINESS CORPORATIONS ACT, R.S.A.  2000, C.  B-9, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD., 1564911 ALBERTA ULC AND THE HOLDERS OF TRUST UNITS OF PROVIDENT ENERGY TRUST

BEFORE THE HONOURABLE JUSTICE B. ROMAINE IN CHAMBERS	) ) )	At the Calgary Courts Centre, in the City of Calgary, in the Province of Alberta, on Wednesday, the 27th day of October, 2010

INTERIM ORDER

UPON the application by Petition of Provident Energy Ltd. ("PEL"), on its own behalf and on behalf of Provident Energy Trust (the "Trust") (collectively, the "Petitioners") for an Interim Order under section 193 of the Business Corporations Act, R.S.A.  2000, c. B-9, as amended (the "ABCA") in connection with a proposed arrangement under section 193 of the ABCA, involving the Trust, PEL, 1564911 Alberta ULC and the holders (the "Unitholders") of trust units ("Trust Units") of the Trust;

AND UPON reading the said Petition and the Affidavit of Douglas Haughey, President and Chief Executive Officer of PEL sworn October 25, 2010 (the "Affidavit") and the documents referred to therein;

AND UPON hearing counsel for the Petitioners;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the ABCA and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a)
all references to the "Arrangement" used herein means the arrangement proposed by PEL, on its own behalf and in its capacity as administrator of the Trust, as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Schedule A to the Arrangement Agreement, which is attached as Appendix "C" to the draft Notice of Special Meeting, Notice of Petition and Information Circular and Proxy Statement (collectively, the "Meeting Materials") attached as Exhibit "A" to the Affidavit; and

(b)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the Glossary to the Information Circular and Proxy Statement.

IT IS HEREBY ORDERED AND DIRECTED THAT:

General

1.	The proposed course of action is an "arrangement" within the definition of the ABCA and the Petitioners may proceed with the Arrangement.

2.	The Trust shall seek, in the manner set forth below, approval of the Arrangement by the Unitholders.

Meeting of Unitholders

3.
The Trust shall convene a special meeting of Unitholders (the "Meeting") to be held on or about December 1, 2010 for the purpose of, among other things, considering and voting upon a special resolution substantially in the form set forth in Appendix "A" to the Meeting Materials (the "Conversion Resolution") to approve the Arrangement and related transactions set forth in the Arrangement Agreement and such other business described in the Meeting Materials and as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Meeting Materials.

4.	Subject to the express provisions of this Order, the Meeting shall be called and conducted in accordance with the Trust Indenture and applicable securities laws.

5.
The Conversion Resolution approving the Arrangement must be passed by at least 66 ⅔% of the votes cast by all Unitholders, either in person or by proxy, voting together as a single class at the Meeting.

6.	Each Unitholder is entitled to one vote for each Trust Unit held.

7.
The record date for the purposes of determining Unitholders entitled to receive notice of and to vote at the Meeting is October 19, 2010 (the "Record Date").  Only Unitholders whose names have been entered on the register of Trust Units at the close of business on the Record Date will be entitled to receive notice of and to attend and vote at the Meeting.

8.
The quorum at the Meeting shall be two persons present in person, each being a Unitholder entitled to vote thereat or a duly appointed proxyholder or representative for a Unitholder so entitled, representing in the aggregate not less than 25% of the aggregate number of outstanding Trust Units.  If a quorum is present at the opening of the Meeting, the Unitholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting.  If a quorum is not present at the opening of the Meeting, the Unitholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

9.	The Chairman of the Meeting shall be the President and Chief Executive Officer of PEL.

10.
The only persons entitled to attend and speak at the Meeting shall be the Unitholders or their authorized representatives, PEL's directors and officers, the Trust's auditors and advisors, the Executive Director and any other persons with the permission of the Chairman of the Meeting.

Notice

11.
At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the Meeting) prior to the day of the Meeting, the Trust and PEL shall send the Meeting Materials, substantially in the form set forth in Exhibit "A" to the Affidavit filed herein, with amendments thereto as counsel for the Petitioners may determine to be necessary or desirable (provided that such amendments are not inconsistent with the terms of this Order), to the Unitholders of record as of the Record Date, to PEL's directors and auditors and to the Executive Director, by mailing the same by prepaid ordinary mail or by delivering the same by direct courier at the expense of the Trust. Such mailing and delivery shall constitute good and sufficient service of notice of the Petition, the Meeting and hearing in respect of the Petition. In the case of non-registered Unitholders, service of the Petition, the Meeting and the hearing in respect of the Petition shall be given in accordance with the Trust's obligations under National Instrument 54-101.

12.
The accidental omission to give notice of the Meeting, or the non-receipt of such notice by one or more of the aforesaid persons, shall not invalidate any resolution passed or proceedings taken at the Meeting.

13.
The mailing of the Meeting Materials in accordance with the provisions of this Order shall constitute good and sufficient service in respect of the Petition upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Petition and the Affidavit is dispensed with, except for service thereof on the Executive Director.

Adjournments and Postponements

14.
PEL, in its capacity as administrator of the Trust, if it deems it to be advisable, may adjourn or postpone the Meeting on one or more occasions and for such period(s) of time as PEL deems advisable, without the necessity of first convening such Meeting or first obtaining any vote of Unitholders respecting the adjournment or postponement, and notice of such adjournment or postponement shall be given by press release, newspaper advertisement or by such other method as determined to be the most appropriate method of communication by the board of directors of PEL (provided that such authorization shall not derogate from the rights of the other parties to the Arrangement Agreement).  If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postponed.

Amendments to the Plan of Arrangement

15.
PEL, in its capacity as administrator of the Trust, is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine necessary or desirable, provided that such amendments are made in accordance with and in the manner contemplated by the Plan of Arrangement.  The Arrangement as so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Conversion Resolution.

Final Application

16.
Subject to further Order of this Court and provided that the Unitholders have approved the Arrangement in the manner prescribed hereby and the board of directors of PEL have not revoked that approval, PEL, on its own behalf and on behalf of the Trust, may proceed with an application for approval of the Arrangement and the Final Order on December 2, 2010 at 1:15 p.m. at the Calgary Courts Centre, Calgary, Alberta.

17.
Any Unitholder or any other interested party desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Petitioners on or before 5:00 p.m. (Calgary time) on November 26, 2010, a notice of his or her intention to appear, including his or her address for service in the Province of Alberta and indicating whether such Unitholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such Unitholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court.  Service of such notice on the Petitioners shall be effected by delivery to the solicitors for the Petitioners, Macleod Dixon LLP, 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2, facsimile number (403) 264-5973, Attention: Roger F. Smith.

18.
In the event that the application for the Final Order approving the Arrangement is adjourned, only those parties who have served a notice of intention to appear in accordance with paragraph 17 of this Order shall have notice of the adjourned date.

Leave to Vary Interim Order

19.	The Trust is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

"B.E.C. Romaine"
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
October 28, 2010.

"S. Lepetich"
Clerk of the Court

Action No. 1001-15799

IN THE COURT OF QUEEN'S BENCH OF ALBERTA JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD., 1564911 ALBERTA ULC AND THE HOLDERS OF TRUST UNITS OF PROVIDENT ENERGY TRUST

INTERIM ORDER IN THE CALGARY COURTS CENTRE OCTOBER 27, 2010 AT 1:15 P.M.

Macleod Dixon llp 3700 Canterra Tower 400 Third Avenue SW Calgary, Alberta T2P 4H2 Attention: Roger F. Smith Telephone: (403) 267-9409 Fax: (403) 264-5973

File No. 268002

APPENDIX "C"

ARRANGEMENT AGREEMENT

Arrangement Agreement

THIS ARRANGEMENT AGREEMENT is made as of the 29th day of October, 2010

AMONG:

PROVIDENT ENERGY TRUST, an unincorporated open-ended trust established under the laws of the Province of Alberta (the "Trust")

- and -

PROVIDENT ENERGY LTD., a corporation subsisting under the laws of the Province of Alberta ("PEL")

WHEREAS:

(a)	the parties hereto wish to propose an arrangement with the holders of trust units of the Trust;

(b)	the parties hereto intend to carry out certain of the transactions contemplated herein by way of an arrangement under the ABCA; and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, the following terms have the following meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9 and the regulations thereunder, each as amended from time to time;

(b)	"Administrator" means the administrator of the Trust, currently PEL;

(c)
"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d)
"Arrangement" means the proposed arrangement under Section 193 of the ABCA involving PEL, the Trust, Newco and the Unitholders on the terms and conditions set forth in the Plan of Arrangement, as supplemented, modified or amended;

(e)
"Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement that are required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted to give effect to the Arrangement;

(f)	"Business Day" means a day which is not a Saturday, Sunday, bank holiday or other holiday in Calgary, Alberta;

(g)	"Certificate" means the certificate(s) or confirmation(s) of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(h)	"Conversion" means the proposed conversion of the Trust from an income trust structure to a corporate structure pursuant to the Arrangement and related transactions;

(i)
"Conversion Resolution" means the special resolution in respect of the Conversion and related matters to be considered by the Unitholders at the Meeting, a copy of which order will be attached as Appendix "A" to the Information Circular;

(j)	"Court" means the Court of Queen's Bench of Alberta;

(k)	"Depositary" means Computershare Investor Services Inc., or such other trust company as may be designated as registrar and transfer agent for the Trust and PEL;

(l)	"Effective Date" means the date the Arrangement is effective under the ABCA;

(m)	"Effective Time" means the time on the Effective Date at which the Arrangement is effective;

(n)
"Final Order" means the final order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(o)
"Information Circular" means, collectively, the Notice of Special Meeting, Notice of Petition and Information Circular and Proxy Statement of the Trust dated October 29, 2010, prepared in connection with the Meeting;

(p)
"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting, a copy of which order will be attached as Appendix "B" to the Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(q)
"Meeting" means the special meeting of the Unitholders as of the Record Date to be held on December 1, 2010 to consider, among other things to be approved by the Unitholders, the Conversion, and any adjournment(s) thereof;

(r)	"Newco" means 1564911 Alberta ULC, an unlimited liability corporation incorporated under the ABCA;

(s)	"NYSE" means the New York Stock Exchange;

(t)
"PEL Common Shares" means the common shares in the capital of PEL, and where the context requires, means the common shares in the capital of the corporation resulting from the amalgamation of PEL and Newco pursuant to the Plan of Arrangement;

(u)	"Person" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

(v)	"Plan of Arrangement" means the plan of arrangement attached hereto as Schedule "A", as amended or supplemented from time to time in accordance with the terms thereof;

(w)	"Record Date" means October 19, 2010;

(x)	"Registrar" means the Registrar of Corporations appointed under Section 263 of the ABCA;

(y)	"Trust Indenture" means the trust indenture establishing the Trust dated as of January 25, 2001, as amended, and as may be further amended, supplemented or restated from time to time;

(z)	"Trust Units" means the trust units of the Trust, each representing an equal undivided beneficial interest in the Trust;

(aa)	"Trustee" means Computershare Trust Company of Canada, trustee of the Trust;

(bb)	"TSX" means the Toronto Stock Exchange; and

(cc)	"Unitholder" means a registered holder of Trust Units;

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6	Entire Agreement

This Agreement, together with the schedule attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.8	Schedule

Schedule "A" annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

As soon as reasonably practicable, the Trust and PEL shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and, in connection with such application, shall:

(a)
forthwith file, proceed with and diligently prosecute an application for an Interim Order under subsection 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Conversion Resolution; and

(b)
subject to obtaining all necessary approvals of the Unitholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order, and subject to the fulfillment of the conditions set forth herein, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2	PEL

Prior to the Effective Time and other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement, PEL shall not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities.

2.3	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3
COVENANTS

3.1	Covenants of the Trust

Each of the Trust and PEL covenant and agree for the benefit of each other that it will use commercially reasonable efforts to:

(a)
solicit or cause to be solicited proxies to be voted at the Meeting in favour of the Conversion Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(b)	convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law and the Trust Indenture;

(c)	subject to the approval of the Conversion Resolution by the Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

(d)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(e)
upon issuance of the Final Order and subject to the conditions precedent in Article 4, proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA; and

(f)	prior to the Effective Date, make application to substitutionally list or list on the TSX and the NYSE, as the case may be, the PEL Common Shares issuable pursuant to the Arrangement.

3.2	Covenants of the Trust and PEL

Each of the Trust and PEL covenants and agrees for the benefit of the Trust and PEL, as applicable, that it will use commercially reasonable efforts to:

(a)	take all actions and enter into all such agreements as are necessary to complete and give effect to the transactions contemplated by this Agreement and the Arrangement;

(b)
obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(d)
not, except as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(e)
until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(f)	reserve and authorize for issuance the securities issuable by it, if any, as contemplated in the Plan of Arrangement following the Effective Time.

3.3	Amendments to the Trust Indenture

The parties hereto agree that pursuant to the Arrangement, the Trust Indenture shall be amended in a manner satisfactory to the Trust and PEL, acting reasonably, as necessary to facilitate the Arrangement.

ARTICLE 4
CONDITIONS PRECEDENT

4.1	Mutual Conditions Precedent

The respective obligations of the Trust and PEL to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Time, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)
the Interim Order shall have been granted in form and substance satisfactory to the Trust and PEL, acting reasonably, not later than November 30, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)
the Conversion Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the Trust Indenture, the Interim Order and any applicable regulatory requirements;

(c)	the Final Order shall have been granted in form and substance satisfactory to the Trust and PEL, acting reasonably, not later than December 31, 2010 or such later date as the parties hereto may agree;

(d)
the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Trust and PEL, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e)
no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transaction contemplated herein;

(f)	all necessary third party and regulatory consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained;

(g)
the TSX shall have conditionally approved the listing or substitutional listing of the PEL Common Shares to be issued pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(h)	the NYSE shall have approved the listing of the PEL Common Shares issuable pursuant to the Arrangement, subject to official notice of issuance; and

(i)
each of the covenants, acts and undertakings of each of the Trust and PEL to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall be duly performed or complied with.

4.2           Notice and Effect of Failure to Comply with Conditions

(a)
Each of the parties hereto shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the conditions to the obligations of the parties hereunder.

(b)
If any of the conditions precedent set forth in Section 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured).  More than one such notice may be delivered by a party.

4.3           Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5
NOTICES

5.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a)	the Trust, addressed to:

Provident Energy Trust
c/o Provident Energy Ltd.
2100, 250 - 2nd Street S.W.
Calgary, Alberta T2P 0C1
Attention: President and Chief Executive Officer

(b)	PEL, addressed to:

Provident Energy Trust
c/o Provident Energy Ltd.
2100, 250 - 2nd Street S.W.
Calgary, Alberta T2P 0C1
Attention: President and Chief Executive Officer

ARTICLE 6
AMENDMENT AND TERMINATION

6.1	Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective unitholders, shareholders or partners; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

6.2	Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties;

(b)	the Arrangement shall not have become effective on or before April 1, 2011 or such later date as may be agreed to by the parties hereto; and

(c)	termination of this Agreement under Article 4 hereof.

ARTICLE 7
GENERAL

7.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2	No Assignment

No party may assign its rights or obligations under this Agreement.

7.3	Exclusivity

None of the covenants of the Trust or PEL contained herein shall prevent the board of directors of PEL from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure with respect thereto which in the judgment of the board of directors of PEL, acting upon the advice of outside counsel, is required under applicable law.

7.4	Equitable Remedies

All covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6	Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7	Time of Essence

Time shall be of the essence.

7.8	Liability of the Trust

The parties hereto acknowledge that, except to the extent that PEL is entering into this Agreement in its own right, the Administrator is entering into this Agreement solely on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, the Administrator or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

7.9	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

PROVIDENT ENERGY TRUST, by its Administrator, PROVIDENT ENERGY LTD.		PROVIDENT ENERGY LTD.

Per:	(Signed) Douglas Haughey	Per:	(Signed) Douglas Haughey
Name:	Douglas Haughey	Name:	Douglas Haughey
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer

SCHEDULE "A"
PLAN OF ARRANGEMENT
UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)
"Amended DRIP" means the Amended and Restated Dividend Reinvestment Plan to be entered into between PEL and Computershare Trust Company of Canada, as DRIP agent, pursuant to which, among other things, the DRIP will be amended and restated;

(c)
"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement that are required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(e)	"Certificate" means the certificate(s) or confirmation(s) of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

(f)	"Conversion" means the proposed conversion of Provident from an income trust structure to a corporate structure pursuant to the Arrangement and related transactions;

(g)	"Court" means the Court of Queen’s Bench of Alberta;

(h)
"Debenture Indenture" means the trust indenture dated as of March 1, 2005 as supplemented on November 15, 2005 between Provident, PEL and the Debenture Trustee (and as may be further supplemented from time to time) governing the terms of the Debentures;

(i)	"Debenture Trustee" means Computershare Trust Company of Canada;

(j)	"Debentures" means collectively, the Initial 6.5% Debentures, the Supplemental 6.5% Debentures and any other convertible debentures issued by Provident prior to the Effective Date;

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(k)	"Depositary" means Computershare Investor Services Inc., or such other trust company as may be designated as registrar and transfer agent for Provident or PEL;

(l)	"Distribution" means a distribution payable by Provident in respect of Provident Units;

(m)	"DRIP" means the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan of Provident;

(n)	"Effective Date" means the date the Arrangement is effective under the ABCA;

(o)	"Effective Time" means the time on the Effective Date at which the Arrangement is effective;

(p)
"Final Order" means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Provident Unitholders, Provident, PEL and Newco, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(q)
"Information Circular" means, collectively, the Notice of Special Meeting, Information Circular and Proxy Statement and Notice of Petition of Provident dated  October 29, 2010 prepared in connection with the Meeting;

(r)	"Initial 6.5% Debentures" means the 6.5% convertible unsecured subordinate debentures issued March 1, 2005 pursuant to the Debenture Indenture;

(s)
"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting, a copy of which order will be attached as Appendix "B" to the Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(t)
"Letter of Transmittal" means the letter of transmittal pursuant to which a Provident Unitholder is required to deliver the certificate or certificates representing Provident Units in order to receive, upon completion of the Arrangement, a certificate or certificates representing the PEL Common Shares issued to the Provident Unitholder under the Arrangement;

(u)
"Meeting" means the special meeting of Provident Unitholders as of the Record Date to be held on December 1, 2010 to consider, among other things to be approved by the Provident Unitholders, the Conversion, and any adjournment(s) thereof;

(v)	"Newco" means 1564911 Alberta ULC, a unlimited liability corporation incorporated under the ABCA, the sole shareholder of which is PEL;

(w)	"Newco Note" means the non-interest bearing, unsecured demand note issued by Newco to Provident having a principal amount equal to the fair market value of the PEL Indebtedness;

(x)	"PEL" means Provident Energy Ltd., a corporation amalgamated under the ABCA;

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(y)
"PEL Common Shares" means the common shares of PEL, and where the context requires, means the common shares in the capital of Provident Energy following the amalgamation of PEL and Newco pursuant to this Arrangement;

(z)	"PEL Indebtedness" means all amounts owing from PEL to Provident immediately preceding the Effective Time;

(aa)	"PHT" means Provident Holdings Trust, an unincorporated open-ended trust established under the laws of Province of Alberta;

(bb)	"Plan of Arrangement" means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof;

(cc)	"PMHLP" means Provident Midstream Holdings LP, a limited partnership established under the laws of the Province of Alberta;

(dd)	"PMHLP Note" means the non-interest bearing, unsecured demand note issued by PMHLP to Provident having a principal amount equal to the principal amount of the Newco Note;

(ee)	"Provident" means Provident Energy Trust, an unincorporated open-ended trust established under the laws of Province of Alberta pursuant to the Trust Indenture;

(ff)	"Provident Energy" means Provident Energy Ltd., a corporation resulting from the amalgamation of PEL and Newco pursuant to this Arrangement;

(gg)	"Provident Units" or "Units" means the trust units of Provident;

(hh)	"Provident Unitholders" means the holders from time to time of Provident Units;

(ii)	"Record Date" means October 19, 2010;

(jj)	"Registrar" means the Registrar of Corporations appointed under section 263 of the ABCA;

(kk)	"Supplemental 6.5% Debentures" means the 6.5% convertible unsecured subordinate debentures issued November 15, 2005 pursuant to the Debenture Indenture;

(ll)	"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(mm)
"Trust Indenture" means the amended and restated trust indenture of Provident dated as of January 25, 2001 between Montreal Trust Company of Canada, as trustee of Provident, (a predecessor of Computershare Trust Company of Canada) and Founders Energy Ltd. (a predecessor of PEL);

(nn)
"Unanimous Shareholder Agreement" means the amended and restated unanimous shareholder agreement dated as of January 17, 2003 between Computershare Trust Company of Canada, as trustee of Provident, and PEL;

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(oo)
"Unitholder Rights Plan" means the unitholder rights plan created pursuant to a unitholder rights plan agreement between the Trust and Computershare Trust Company of Canada, as plan agent, dated as of July 15, 2010; and

(pp)	"Unitholder URP Rights" means the rights under the Unitholder Rights Plan.

1.2	Sections

Unless otherwise indicated, any reference in this Plan of Arrangement to a section refers to the specified section of this Plan of Arrangement.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, bodies corporate, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4	Currency

Unless otherwise expressly stated herein, all references to currency and payments in cash or money in this Plan of Arrangement are to Canadian dollars.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes such statute as amended, consolidated or re-enacted from time to time, all regulations made thereunder, all amendments to such regulations from time to time, and any statute or regulation which supersedes such statute or regulations.

ARTICLE 2
ARRANGEMENT

2.1	Binding Effect

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety.  The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.3 has become effective in the sequence and at the times set out therein.  This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on (i) PEL; (ii) Provident; (iii) Newco and (iv) the Provident Unitholders.

2.2	US Tax Treatment

The parties to this Plan of Arrangement intend that for United States federal income tax purposes the transactions contemplated hereby qualify as a "reorganization" within the meaning of subsection 368(a) of Provident United States Internal Revenue Code of 1986, as amended, and that this Plan of Arrangement constitutes a "plan of reorganization" for such purposes.

2.3	Arrangement

At the Effective Time, the following transactions shall occur and shall be deemed to occur sequentially in the order set out below, except as otherwise expressly provided.  To the extent that such transactions involve PEL, Newco or any securities thereof or are governed by Section 193 of the ABCA, such transactions shall occur without any further act or formality pursuant to Section 193 of the ABCA.  All other transactions shall occur by means of the appropriate action being taken on the part of the appropriate parties to effect such transactions at the Effective Time:

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(a)
the Unitholder URP Rights shall be cancelled without any payment or other consideration to Provident Unitholders and the Unitholder Rights Plan shall terminate and cease to have any further force or effect;

(b)
the Trust Indenture shall be amended to the extent necessary to, among other things, facilitate the Conversion and the implementation of the steps and transactions described herein, including, without limitation, to enable Provident Units held by Provident Unitholders to be exchanged with Provident Energy, all as may be reflected in a supplemental trust indenture to be dated as of the Effective Date;

(c)
the articles of PEL shall be amended to remove the authorized Exchangeable Shares, Series A Exchangeable Shares, Series B Exchangeable Shares, Series C Exchangeable Shares, and the Series D Exchangeable Shares;

(d)	Provident shall transfer the PEL Indebtedness to Newco in exchange for the Newco Note;

(e)	PEL and Newco shall be amalgamated and continued as one corporation, Provident Energy, in accordance with the following:

(i)	the stated capital of the common shares of Newco shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of Provident Energy shall be the same as the articles of PEL and the name of Provident Energy shall be “Provident Energy Ltd.”;

(iii)	the shares of Newco shall be cancelled without any repayment of capital;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of Provident Energy;

(v)	Provident Energy shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against Provident Energy;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against Provident Energy;

(ix)
the Articles of Amalgamation of Provident Energy shall be deemed to be the Articles of Incorporation of Provident Energy and the Certificate of Amalgamation of Provident Energy shall be deemed to be the Certificate of Incorporation of Provident Energy;

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(x)	the by-laws of Provident Energy shall be the by laws of PEL;

(xi)	the first directors of Provident Energy shall be the directors of PEL;

(xii)	the first officers of Provident Energy shall be the officers of PEL; and

(xiii)	the registered office of Provident Energy shall be the registered office of PEL;

(f)	Provident shall transfer the Newco Note to PMHLP in exchange for the PMHLP Note;

(g)	the Unanimous Shareholder Agreement shall be terminated and cease to have any further force or effect;

(h)
the Provident Units held by Provident Unitholders shall be sold, transferred and assigned to Provident Energy (free of any claims) in exchange for the issuance by Provident Energy to the Provident Unitholders of fully paid and non-assessable PEL Common Shares on the basis of one (1) fully paid and non-assessable PEL Common Share for each one (1) Provident Unit so exchanged;

(i)	upon the exchange of Provident Units for PEL Common Shares pursuant to subsection 2.3(h):

(i)	each former Provident Unitholder shall cease to be the holder of Provident Units so exchanged and the name of each such former holder shall be removed from the register of holders of Provident Units;

(ii)	each such former Provident Unitholder shall become a holder of the PEL Common Shares so received and shall be added to the register of holders of PEL Common Shares; and

(iii)	Provident Energy shall become the holder of Provident Units so exchanged and shall be added to the register of holders of Provident Units in respect thereof;

(j)	the PEL Common Shares held by Provident shall be shall be purchased for cancellation by Provident Energy for a consideration of one dollar ($1) per common share, and shall be cancelled;

(k)
all of the property of PHT shall be transferred to Provident, Provident shall assume all of the liabilities and obligations of PHT (including the liabilities and obligations of PHT in respect of any declared but unpaid distributions), Provident shall dispose of all of its interest as a beneficiary under PHT and PHT shall be dissolved and shall thereafter cease to exist;

(l)
all of the property of Provident shall be transferred to Provident Energy, Provident Energy shall assume all of the liabilities and obligations of Provident (including the DRIP and associated agreements, the liabilities and obligations of Provident in respect of any declared but unpaid Distributions and all of the covenants and obligations of Provident under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of Provident Energy entitling the holders thereof, as against Provident Energy to all the rights of the Debenture Indenture, and, in connection therewith, shall enter into a supplemental indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with all requirements of the Debenture Indenture relating thereto), Provident Energy shall dispose of all of its interest as a beneficiary under Provident, and Provident shall be dissolved and shall thereafter cease to exist;

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(m)	the Amended DRIP shall become effective and all existing participants in the DRIP shall be deemed to be participants in the Amended DRIP without any further action on the part of such participants.

2.4	Stated Capital of Provident Energy

Upon issuance of the PEL Common Shares in accordance with subsection 2.3(h), there shall be added to the stated capital account maintained for the PEL Common Shares an amount determined by the board of directors of Provident Energy in accordance with Subsection 28(3) of the ABCA.

ARTICLE 3
OUTSTANDING CERTIFICATES

3.1	Outstanding Certificates

From and after the Effective Time, certificates formerly representing Units that were exchanged pursuant to subsection 2.3(h) shall represent only the right to receive the certificates representing PEL Common Shares to which the former Unitholders are entitled pursuant to subsection 2.3(h), or as to the certificates formerly representing Dissenting Units held by Dissenting Unitholders, to receive the fair value of Provident Units formerly represented by such certificates. Former holders of Units shall not be entitled to any distribution, interest, dividend, premium or other payment on or with respect to the Units.

3.2	Certificates Representing PEL Common Shares

Provident Energy shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Unitholder of a duly completed Letter of Transmittal and the certificates representing the Units held by such former Unitholder, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former Unitholder at the address specified in the Letter of Transmittal; or

(b)	if requested by such former Unitholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such former Unitholder,

certificates representing the number of PEL Common Shares issued to such former Unitholder under the Arrangement.

3.3	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Units that were exchanged pursuant to the Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more PEL Common Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder's Letter of Transmittal.  When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing PEL Common Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Provident Energy and its transfer agent in such sum as Provident Energy may direct or otherwise indemnify Provident Energy in a manner satisfactory to Provident Energy against any claim that may be made against Provident Energy with respect to the certificate alleged to have been lost, stolen or destroyed.

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3.4	Distributions with Respect to Unsurrendered Certificates

All dividends or distributions made with respect to any PEL Common Shares issued pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  No dividend or other distribution declared or made after the Effective Time with respect to PEL Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Units unless and until the holder of such certificate shall have complied with the provisions of Section 3.2 or 3.3 hereof.  Subject to applicable law and Sections 3.5 and 3.6, at the time of such compliance, the Depositary shall deliver to such registered holder, as soon as reasonably practicable, in addition to the certificate(s) representing PEL Common Shares to which such holder is entitled, the amount of such dividends and other distributions thereon with a record date after the Effective Time (without interest) to which such holder is entitled, net of applicable withholding and other taxes.

3.5           Extinction of Rights

Subject to any applicable legislation relating to unclaimed personal property, any certificate which immediately prior to the Effective Time represented outstanding Units that are exchanged pursuant to the Arrangement and not deposited with all other instruments required by this Plan of Arrangement on or prior to the fifth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Provident Energy. On such date, subject to any applicable legislation relating to unclaimed personal property, the PEL Common Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Provident Energy, together with all entitlements to dividends and distributions thereon held for such former registered holder.

3.6	Withholding Rights

Provident Energy and the Depositary shall be entitled to deduct and withhold from any consideration payable to any Unitholder, such amounts as Provident Energy or the Depositary are required or permitted to deduct and withhold with respect to such consideration under the Tax Act, the United States Internal Revenue Code of 1986, or any successor legislation or other provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Unitholders in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

3.7	Fractional Shares

No certificates or scrip representing fractional PEL Common Shares shall be issued under the Arrangement.  In lieu of any fractional PEL Common Shares, each Unitholder otherwise entitled to a fractional interest in a PEL Common Share, shall receive the nearest whole number of PEL Common Shares as applicable (with fractions equal to or greater than 0.5 being rounded up and less than 0.5 being rounded down).

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ARTICLE 4
AMENDMENT

4.1           Plan of Arrangement Amendment

(a)
The Trust and PEL may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Units, if and as required by the Court.

(b)
Any amendment to this Plan of Arrangement may be proposed by Provident or PEL at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time by Provident and PEL (or, if following the Effective Time, Provident Energy), provided that it concerns a matter which, in the reasonable opinion of Provident and PEL (or, if following the Effective Time, Provident Energy), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Provident Units.

C-A-9

APPENDIX "D"

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

January 1, 2011

BETWEEN

PROVIDENT ENERGY LTD.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

TABLE OF CONTENTS
(continued)

ATTACHMENTS:

Form of Rights Certificate
Form of Assignment
Form of Election to Exercise
Notice

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT, dated as of January 1, 2011 between Provident Energy Ltd. (the "Company"), a corporation governed by the laws of the Province of Alberta and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Rights Agent");

AND WHEREAS the Board of Directors of Provident Energy Ltd., in the exercise of its fiduciary duties, has determined that it is advisable for the Company to adopt a shareholder rights plan by adopting the Shareholder Rights Plan as provided herein (the "Rights Plan") to take effect on the Effective Date (as hereinafter defined) to prevent, to the extent possible, a creeping takeover of the Company and to ensure that any offer to acquire shares of the Company is made to all shareholders for all of their shares and cannot be completed unless shareholders holding at least 50% of the outstanding shares (other than the offeror and related parties) are deposited or tendered in acceptance of the offer, to ensure, to the extent possible, the fair treatment of all shareholders in connection with any take-over bid for the securities of the Company, and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value;

AND WHEREAS in order to implement the Rights Plan as established by this Agreement, the Board of Directors of Provident Energy Ltd. has:

(a)
authorized the issuance, effective at the close of business (Calgary time) on the Effective Date, of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at the close of business (Calgary time) on the Effective Date (the "Record Time");

(b)
authorized the issuance of one Right in respect of each Voting Share (as hereinafter defined) of the Company issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

(c)	authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	"ABCA " shall mean the Business Corporations Act (Alberta), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(b)	"Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i)	the Company or any Subsidiary of the Company;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)	a Voting Share Reduction;

(B)	Permitted Bid Acquisitions;

(C)	an Exempt Acquisition;

(D)	Pro Rata Acquisitions; or

(E)	a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person's Beneficial Ownership of Voting Shares thereafter increases by more than 1% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an "Acquiring Person";

(iii)
for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(g)(B) because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

(iv)
an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Company pursuant to an underwriting agreement with the Company; or

(v)
a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition; and provided, further, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the then outstanding Voting Shares at any time after the Record Time;

(c)
"Affiliate", when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(d)
"Agreement" shall mean this shareholder rights plan agreement dated as of January 1, 2011 between the Company and the Rights Agent, as amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(e)
"annual cash dividend" shall mean cash dividends paid in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate on a per share basis, in any fiscal year, the greatest of:

(i)	200% of the aggregate amount of cash dividends, on a per share basis, declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii)
300% of the arithmetic mean of the aggregate amounts of the cash dividends, on a per share basis, declared payable by the Company on its Common Shares in its three immediately preceding fiscal years; and

(iii)
100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year;

(f)
"Associate" shall mean, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person and a relative of that Person if that relative has the same residence as that Person;

(g)	A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)	any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii)
any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, or upon the exercise of any conversion, exchange or purchase right (other than the Rights) attaching to a Convertible Security; other than pursuant to (x) customary agreements between the Company and underwriters or between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Company, (y) pledges of securities in the ordinary course of business), and (z) any agreement between the Company and any Person or Persons relating to a plan of arrangement, amalgamation or other statutory procedure which is subject to the approval of the holders of Voting Shares;

(iii)	any securities which are Beneficially Owned within the meaning of Clauses 1.1(g)(i) or (ii) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A)
where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-Over Bid, in each case made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)
where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(g)(iii), holds such security provided that: (1) the ordinary business of any such Person (the "Investment Manager") includes the management of mutual funds or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required) and such security is held by the Investment Manager in the ordinary course of such business and in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "Client"); or (2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts; or (3) such Person is a pension plan or fund registered under the laws of Canada or any Province thereof or the laws of the United States of America (a "Plan") or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person (the "Administrator") is the administrator or trustee of one or more Plans and holds such security for the purposes of its activities as an Administrator; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not then announced an intention to make a Take-over Bid (other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market), alone or by acting jointly or in concert with any other Person;

(C)
only because such Person or any of such Person's Affiliates or Associates is: (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security; (2)  an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security; or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)
only because such Person is: (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager; (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company; or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)	where such person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository;

(h)	"Board of Directors" shall mean the board of directors of Provident Energy Ltd. or any duly constituted and empowered committee thereof;

(i)	"Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;

(j)
"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S.- Canadian Exchange Rate in effect on such date;

(k)
"close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office of the Rights Agent) is closed to the public in the city in which such transfer agent or rights agent has an office for the purposes of this Agreement;

(l)	"Competing Permitted Bid" shall mean a Take-over Bid which also complies with the following additional provisions:

(i)	the Take-over bid is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of such Permitted Bid or Competing Permitted Bid;

(ii)	the Take-over Bid complies with all of the provisions of a Permitted Bid other than the condition set forth in Clause (iii) of the definition of a Permitted Bid; and

(iii)
no Voting Shares are taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (A) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid; and (B) 60 days following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitting Bid was made;

(m)	"controlled": a body corporate is "controlled" by another Person or two or more Persons acting jointly or in concert if:

(i)
securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(n)
"Convertible Security" shall mean a security convertible, exercisable or exchangeable into a Voting Share and a "Convertible Security Acquisition" shall mean an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(o)	"Co-Rights Agents" shall have the meaning ascribed thereto in Subsection 4.1(a);

(p)	"Disposition Date" shall have the meaning ascribed thereto in Subsection 5.1(d);

(q)	"Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(r)
"Dividend Reinvestment Plan" shall mean a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of the Company;

(ii)	proceeds of redemption of shares of the Company;

(iii)	interest paid on evidences of indebtedness of the Company; or

(iv)	optional cash payments;

be applied to the purchase from the Company of Voting Shares;

(s)	"early warning requirements" shall have the meaning ascribed thereto under National Instrument 62-103 The Early Warning System promulgated under the Securities Act;

(t)	"Effective Date" shall mean January 1, 2011;

(u)	"Election to Exercise" shall have the meaning ascribed thereto in Clause 2.2(d)(ii);

(v)
"Exempt Acquisition" shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(b), (c) or (d); (ii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company: (A) to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution; or (B) pursuant to a private placement provided that: (x) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and (y) such Person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such Person on the private placement shall be deemed to be held by such Person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iii) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(w)
"Exercise Price" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(x)	"Expansion Factor" shall have the meaning ascribed thereto in Clause 2.3(a)(x);

(y)	"Expiration Time" shall have the meaning ascribed thereto in Clause 5.15(a)(ii);

(z)	"Flip-in Event" shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(aa)	"holder" shall have the meaning ascribed thereto in Section 2.8;

(bb)	"Independent Shareholders" shall mean holders of Voting Shares, other than:

(i)	any Acquiring Person;

(ii)	any Offeror, other than a Person referred to in Clause 1.1(g)(B);

(iii)	any Affiliate or Associate of such Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v)
any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(cc)
"Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The closing price per share of any securities on any date shall be:

(i)
the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading;

(ii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the Canadian over-the-counter market, as quoted by any reporting system then in use; or

(iii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(dd)	"Nominee" shall have the meaning ascribed thereto in Subsection 2.2(c);

(ee)	"Offer to Acquire" shall include:

(i)	an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and

(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ff)
"Offeror" shall mean a Person who has made a public announcement of a current intention to make or who is making a Take-over Bid but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(gg)	"Permitted Bid" shall mean a Take-over Bid, made by an Offeror by way of take-over bid circular, which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares on the books of the Company, other than the Offeror;

(ii)
no Voting Shares are taken up or paid for pursuant to the Take-over Bid unless more than 50% of the Voting Shares held by Independent Shareholders: (x) shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn; and (y) have previously been or are taken up at the same time;

(iii)
no Voting Shares are taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of: (A) 35 days after the date of the Take-over Bid; and (B) 60 days following the date of the Take-over Bid;

(iv)
Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(v)
if on the date on which Voting Shares may be taken up and paid for under the Take-over Bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror makes a public announcement of that fact and the Take-over Bid is extended to remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

For purposes of this Agreement: (A) should a Take-over Bid which qualified as a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take-over Bid shall not be a Permitted Bid Acquisition; and (B) the term "Permitted Bid" shall include a Competing Permitted Bid;

(hh)	"Permitted Bid Acquisition" shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)
"Permitted Lock-Up Agreement" shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a "Locked-Up Person") agree to deposit or tender Voting Shares to a Take-Over Bid (the "Lock-Up Bid") made or to be made by such Person or any of such Person's Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

(i)
the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Company) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

(ii)
the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to or not to withdraw such Voting Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction:

(A)	where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction:

1.	is greater than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or

2.
exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; and

(B)
if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders, where the number of Voting Shares to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid:

1.	is greater than the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid; or

2.
exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(iii)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)	2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

(B)
50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;

(jj)
"Person" shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, or other entity whether or not having legal personality;

(kk)	"Pro Rata Acquisition" shall mean an acquisition by a Person of Voting Shares pursuant to:

(i)	a Dividend Reinvestment Acquisition;

(ii)
a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series; or

(iii)
the acquisition or the exercise by the Person of rights to purchase Voting Shares issued by the Company to all holders of securities of the Company (other than holders resident in any jurisdiction where such issuance is restricted or impractical as a result of applicable law) of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Company and not from any other Person and the Person does not thereby acquire a greater percentage of such Voting Shares than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(ll)	"Record Time" shall have the meaning set forth in the recitals hereto;

(mm)	"Redemption Price" shall have the meaning attributed thereto in Subsection 5.1(a);

(nn)	"Right" shall mean a right to purchase a Common Share of the Company, upon the terms and subject to the conditions set forth in this Agreement;

(oo)	"Rights Certificate" shall mean a certificate representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(pp)	"Rights Register" shall have the meaning ascribed thereto in Subsection 2.6(a);

(qq)	"Securities Act" shall mean the Securities Act (Alberta), as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(rr)
"Security Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to the early warning requirements under applicable securities laws) by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(ss)	"Separation Time" shall mean, subject to Subsection 5.1(d), the close of business on the tenth Trading Day after the earlier of:

(i)	the Security Acquisition Date;

(ii)
the date of the commencement of or first public announcement of the current intention of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in clause (ii) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced and further provided that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

(tt)	"Subsidiary": a Person is a Subsidiary of another Person if:

(i)	it is controlled by:

(A)	that other; or

(B)	that other and one or more Persons each of which is controlled by that other; or

(C)	two or more Persons each of which is controlled by that other; or

(ii)	it is a Subsidiary of a Person that is that other's Subsidiary;

(uu)
"Take-over Bid" shall mean an Offer to Acquire Voting Shares or Convertible Securities, if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(vv)	"Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1(g);

(ww)
"Trading Day", when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(xx)	"Common Shares" shall mean the Common Shares of the Company as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time;

(yy)	"U.S. – Canadian Exchange Rate" on any date shall mean:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

(zz)
"Voting Share Reduction" shall mean an acquisition or redemption by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

(aaa)	"Voting Shares" shall mean the Common Shares and any other shares of the Company entitled to vote generally in the election of all directors.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(a)
For purposes of this Agreement, in determining the percentage of outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b)	For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A	= the number of votes for the election of directors of Provident Energy Ltd. generally attaching to the Voting Shares Beneficially Owned by such Person; and

B	= the number of votes for the election of directors of Provident Energy Ltd. generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.5	Acting Jointly or in Concert

For purposes of this Agreement a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than: (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Company; (y) pledges of securities in the ordinary course of business; and (z) Permitted Lock-Up Agreements).

1.6	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1	Legend on Share Certificates

Certificates representing Voting Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Voting Share represented thereby until the earlier of the Separation Time or the Expiration Time and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the earlier of the Separation Time or the Expiration Time (as both terms are defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement dated as of January 1, 2011, as may be amended or supplemented from time to time (the "Shareholder Rights Agreement"), between Provident Energy Ltd. (the "Company") and Computershare Trust Company of Canada, as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company.  Under certain circumstances set out in the Shareholder Rights Agreement, the rights may be amended or redeemed, may expire or may become void (if, in certain cases they are "Beneficially Owned" by an "Acquiring Person" as such terms are defined in the Shareholder Rights Agreement, whether currently held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate.  The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share represented thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).  Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)
each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Voting Shares.

Promptly following the Separation Time, the Company will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Voting Shares as of the Separation Time and, in respect of each Convertible Security converted into Voting Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Company will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than in either case an Acquiring Person and any Transferee whose rights are or become null and void pursuant to Section 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person or Transferee which are not held of record by such Acquiring Person or Transferee, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)
a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time or at the time of conversion, as applicable, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)	a disclosure statement prepared by the Company describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first Person to furnish such information and documentation as the Company deems necessary.

(d)
Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in Calgary, Canada or any other office of the Rights Agent in cities designated from time to time for that purpose by the Company with the approval of the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;

(ii)
an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or such holder's executors or administrators or other personal representatives or such holder's or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)
payment by certified cheque, banker's draft, money order or wire transfer payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon as soon as practicable:

(i)
requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)
after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	remit to the Company all payments received on the exercise of Rights.

(f)
In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)	The Company covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with the requirements of the ABCA, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)
use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Common Shares were traded immediately prior to the Separation Time;

(iv)
pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)
after the Separation Time, except as permitted by Sections 5.1 and 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on Common Shares payable in Common Shares or Convertible Securities in respect thereof other than pursuant to any Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)
the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)
In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price per share, including the price required to be paid to purchase such Convertible Security) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities, including the price required to be paid to purchase such Convertible Securities) would purchase at such Market Price per Common Share; and

(ii)
the denominator of which shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit plan, stock option plan, defined or restricted stock plan or any similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in the case of any Dividend Reinvestment Plan or share purchase plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)
In the event the Company shall, at any time after the Record Time and prior to the Separation Time, fix a record date for the making of a dividend to all holders of Common Shares (including any such dividend made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding rights, options or warrants expiring within 45 calendar days after such record date) to purchase Common Shares or Convertible Securities in respect of Common Shares, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the evidences of indebtedness, cash, assets, rights, options or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

(d)
Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share.  Any adjustment required by Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Subsection 2.3(a); or

(ii)
the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsection 2.3(b) or (c), subject to readjustment to reverse the same if such dividend shall not be made.

(e)
In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any shares (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such shares, in a transaction referred to in Clause 2.3(a)(i) or (iv) or Subsections 2.3(b) or (c), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made.  Subject to Subsection 5.4(b) and (c), the Company and the Rights Agent may, with the prior  approval of the holders of the Common Shares, amend this Agreement as appropriate to provide for such adjustments.

(f)
Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)
Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)
In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)
Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Company to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(j)	Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Company shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the absolute holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)
The Rights Certificates shall be executed on behalf of the Company by any of its Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, its Corporate Secretary or any Assistant Secretary under the corporate seal of the Company reproduced thereon.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)
Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)
The Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights.  The Rights Agent, at its office in the City of Calgary, is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Common Share).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)
that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Voting Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)
that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)
that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of preliminary or permanent injunctions or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulations or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

(a)
Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Security Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Security Acquisition Date by:

(i)
an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person); or

(ii)
a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.  The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration or transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this Clause 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Clause 3.1 and such Rights shall become null and void.

(c)
From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the ABCA, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of such Person.  This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.

ARTICLE 4
THE RIGHTS AGENT

4.1	General

(a)
The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable.  In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agent.  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the fees and disbursements of any expert or advisor retained by the Rights Agent).  The Company also agrees to indemnify the Rights Agent, and its officers, directors, employees and agents for, and to hold it and them harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or such persons, for anything done or omitted by the Rights Agent or such persons in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)
The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

(d)
No provision contained in this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)
Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the securityholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)
the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent may reasonably consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Company) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b)
whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, Treasurer, Corporate Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d)
the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof), or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)
the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)
the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)
the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, Treasurer, Corporate Secretary or any Assistant Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as practicable after the giving of such instructions;

(h)
the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)
the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail and to the holders of Rights in accordance with Section 5.9.  The Company may remove the Rights Agent upon 30 days notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of Rights in accordance with Section 5.9.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent.  If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Company), may apply, at the Company's expense, to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon payment in full of any outstanding amounts owing by the Company to the Rights Agent under this Agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1	Redemption and Waiver

(a)
The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or of the holders of Rights given in accordance with Section 5.1(i) or (j), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)
The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares given in accordance with Section 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event.  In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c)
The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(d)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event subsequently occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(c).

(d)
Notwithstanding the provisions of Subsections 5.1(b) and (c) hereof, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Security Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and in the event such waiver is granted by the Board of Directors, such Security Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this Subsection 5.1(d) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that  the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Security Acquisition Date and Section 3.1 shall apply thereto.

(e)
The Board of Directors, shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid or a Take-Over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Subsection 5.1(c) the application of Section 3.1, takes up and pays for Voting Shares in connection with such Permitted Bid, Competing Permitted Bid or Take-over bid, as the case may be.

(f)
Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.  Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(g)
If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.1(i) or (j), as the case may be, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)
Within 10 Business Days after the Board of Directors elects or is deemed to elect to redeem the Rights or if Subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares of the holders of Rights have approved a redemption of Rights in accordance with Section 5.1(i) or (j), as the case may be, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(i)
If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws.

(j)
If a redemption of Rights pursuant to Subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights.  Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's by-laws with respect to meetings of shareholders of the Company.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)
The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder.  The Company may, prior to the Effective Date, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally) without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)
Subject to Subsection 5.4(a) and the prior approval of the Toronto Stock Exchange (if required), the Company may, with the prior approval of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the Company's by-laws.

(c)
Subject to Subsection 5.4(a), the Company may, with the prior approval of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.

(d)
Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's by-laws with respect to meetings of shareholders of the Company.

(e)
Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:

(i)
if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting (or any adjournment of such meeting) at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

(a)
The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  After the Separation Time, in lieu of issuing fractional Rights, the Company shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)
The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights.  Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including without limiting the generality of the foregoing, any necessary approvals of the Toronto Stock Exchange, the New York Stock Exchange, or any other applicable stock exchange or market.

5.8	Notice of Proposed Actions

In case the Company shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company's assets, then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action by the Company.

5.9	Notices

(a)
Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Provident Energy Ltd.
2100, 250 - 2nd Street SW
Calgary, Alberta
T2P 0C1

Attention:	Douglas Haughey
Facsimile:	(403) 294-0111

(b)
Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Trust Company of Canada
600, 530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8

Attention:	General Manager, Client Services
Facsimile:	(403) 267-6529

(c)
Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares.  Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)
Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder, on a solicitor and his own client basis, to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Date and Expiration Time

(a)
Subject to: (A) approval by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of approval of this Agreement at a meeting of shareholders to be held not later than December 31, 2010; and (B) any other shareholder or other approvals as may be required by the Toronto Stock Exchange:

(i)
this Agreement shall be effective and in full force and effect in accordance with its terms from and after the Effective Date, and shall constitute the entire agreement between the parties pertaining to the subject matter hereof, as of such time on the Effective Date; and

(ii)
subject to Clause 5.15(b), all Rights hereunder shall expire and be of no further force or effect from and after the earlier of: (i) the Termination Time; and (ii) the time at which the annual meeting of shareholders of the Company held in the year 2013 terminates (such earlier time referred to herein as the "Expiration Time").

(b)
Notwithstanding Clause 5.15(a), if this Agreement is not approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of approval of this Agreement and the Rights Plan at a meeting of shareholders to be held not later than December 31, 2010 (subject to any other shareholder or other approvals as may be required by the Toronto Stock Exchange), then this Agreement shall not become effective.

(c)	The Rights contemplated in this Agreement will be issued effective at the Record Time.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made or approved by the Board of Directors in connection herewith, in good faith, shall not subject the Board of Directors or any director of Provident Energy Ltd. to any liability to the holders of the Rights.

5.17	Compliance With Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

5.18	Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") may apply to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws.

5.19	Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance.   In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20	Time of the Essence

Time shall be of the essence in this Agreement.

5.21	Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PROVIDENT ENERGY LTD.

By:
President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Account Manager

By:
Account Manager

Provident Energy Ltd.

SHAREHOLDER RIGHTS PLAN AGREEMENT

Rights Certificate

Certificate No. ___	_________________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, AND AMENDMENT OR TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

This certifies that _________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of January 1, 2011, as the same may be amended or supplemented from time to time (the "Shareholder Rights Agreement"), between Provident Energy Ltd., a corporation governed by the laws of the Province of Alberta, (the "Company") and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Company (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of  Calgary and Toronto.  Until adjustment thereof in certain events as provided in the Shareholder Rights Agreement, the Exercise Price shall be:

(a)	until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Shareholder Rights Agreement), from time to time, per Common Share; and

(b)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

In certain circumstances described in the Shareholder Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares of the Company other than Common Shares, or more or less than one Common Share, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates.  Copies of the Shareholder Rights Agreement are on file at the registered office of the Company and are available upon request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officer of Provident Energy Ltd.

Date:

PROVIDENT ENERGY LTD.

By:

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED _______________________ hereby sells, assigns and transfers unto

 (Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________________________________, as attorney, to transfer the within Rights on the books of the Company, with full power of substitution.

Dated:
Signature

(Please print name of Signatory)

Signature Guaranteed:                                           (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (Stamp) Program.

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(Please print name of Signatory)

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:

The undersigned hereby irrevocably elects to exercise _________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:
Signature

(Please print name of Signatory)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:
Signature

(Please print name of Signatory)

Signature Guaranteed:  (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (Stamp) Program.

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing.  Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(Please print name of Signatory)

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Shareholder Rights Agreement).  No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

If you have questions about the information contained in this document or require assistance in completing your proxy form, please contact the proxy solicitation agent at

100 University Avenue
11th Floor, South Tower
Toronto, Ontario  M5J 2Y1

North American Toll Free Number: 1-866-656-4123
Email: askus@georgeson.com